         As filed with the Securities and Exchange Commission on January 2, 2008

                                                      Registration No. 333-_____
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                                    FORM S-6

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                               -----------------

          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]
                         Pre-Effective Amendment No. [ ]
                        Post-Effective Amendment No. [ ]

      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [X]
                              Amendment No. 13                        [X]

                   CUNA MUTUAL VARIABLE LIFE INSURANCE ACCOUNT
                           (Exact Name of Registrant)

                          CUNA MUTUAL INSURANCE SOCIETY
                                2000 Heritage Way
                               Waverly, Iowa 50677
                                 (319) 352-4090
              (Address of Depositor's Principal Executive Office)

                               -----------------

                           Steven R. Suleski, Esquire
                          CUNA Mutual Insurance Society
                                2000 Heritage Way
                                Waverly, IA 50677
               (Name and Address of Agent for Service of Process)

                               -----------------

Approximate date of Proposed Public Offering: Upon the effective date of this Registration Statement or as soon thereafter as possible.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Title of Securities being Registered: Units of interest in a separate account under a flexible premium variable life insurance policies.

           INDIVIDUAL FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

                                    ISSUED BY

              CUNA MUTUAL VARIABLE LIFE INSURANCE ACCOUNT AND CUNA
                            MUTUAL INSURANCE SOCIETY

This Prospectus describes a flexible premium variable life insurance policy, the UltraVers ALL-LIFESM Policy (the "Policy"). The Policy is designed for the maximum flexibility in meeting the insurance needs of individuals. The Policy provides death protection until the Policy Anniversary following the Insured's 95th birthday.

The policyowner may choose among a variety of investment options. Cash Value may be allocated to one or more of the subaccounts of the CUNA Mutual Variable Life Insurance Account (the "Separate Account"). Each subaccount of the Separate Account invests all premium remaining, after the cost of insurance and other charges have been paid, in the corresponding series of the Ultra Series Fund or the T.Rowe Price International Stock Portfolio of the T.Rowe Price International Series, Inc. (each a "Fund"). Each Fund is a mutual fund (open-end diversified management investment company) containing mix series with different investment objectives. The following series of the Ultra Series Fund are available through the Separate Account: Mid Cap Growth Series, Large Cap Growth Series, Large Cap Value Series, Diversified Income Series, Bond Series and Money Market Series. Investment experience of each series will vary. The policyowner bears the investment risk as values increase and decrease due to investment experience. The policyowner may also choose to allocate all or a portion of premium to the Interest Bearing Account, an account held in a general account of CUNA Mutual Insurance Company (the "Company"). The Company guarantees the principal held within the Interest Bearing Account and will pay interest at a rate of no less than 4% annually. At its discretion, the Company may pay a higher rate.

Replacing existing insurance with the Policy described in this Prospectus may not be advantageous. In addition, a person who currently owns a flexible premium life insurance policy should compare the benefit and cost of purchasing additional life insurance under the existing policy with the benefits and cost of purchasing the Policy described in this Prospectus. Since the charges imposed upon surrender or lapse during the first nine policy years will be significant, purchase a Policy only if you have the financial capability to keep it in force for a substantial period.

A Prospectus for each Series available through the Separate Account accompanies this Prospectus. Please read these documents before investing and save these for future reference.

The date of this Prospectus is January 2, 2008.

An investment in the Separate Account is not a bank or credit union deposit and the Policy is not ensured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Investment in the Separate Account involves certain risks, including loss of premium (principal).

CUNA Brokerage Services, Inc. ("CUNA Brokerage") serves as the principal underwriter and distributor of the Policy. More information about CUNA Brokerage is available at http://www.finra.org or by calling 1-800-289-9999. You can also obtain an investor brochure from the Financial Industry Regulatory Authority describing its public disclosure program.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          CUNA MUTUAL INSURANCE SOCIETY
                                2000 Heritage Way
                               Waverly, Iowa 50677
                                 (319) 352-4090

                                TABLE OF CONTENTS

                                                                          Page
                                                                        --------
DEFINITIONS..........................................................      1
I.    SUMMARY OF KEY POINTS ABOUT THE POLICY.........................      4
        A. TYPE OF INSURANCE POLICY BEING OFFERED....................      4
        B. BASIC CHARACTERISTICS OF THE SEPARATE ACCOUNT AND THE
           INTEREST BEARING ACCOUNT..................................      4
        C. BASIC DEATH BENEFIT CHARACTERISTICS.......................      5
        D. EXPENSES AND CHARGES......................................      6
        E. BASIC FLEXIBILITY CHARACTERISTICS.........................      8
           1.  Freedom to choose the level and frequency of premium
               payments..............................................      8
           2.  Freedom to change premium and deduction allocations...      9
           3.  Freedom to adjust death benefits up and down to suit
               current needs.........................................      9
           4.  Choosing a level death benefit or a death benefit
               which varies with investment experience...............      10
        F. SOME QUESTIONS ABOUT POLICY VALUES AND DIVIDENDS..........      10
           1.  What factors will cause the Accumulated Value to
               increase or decrease?.................................      10
           2.  What access does the Policyowner have to Accumulated
               Value?................................................      11
           3.  Will the Policy pay dividends?........................      11
        G. SOME OF THE MORE SIGNIFICANT POLICY PRIVILEGES............      11
        H. RISKS.....................................................      11
           1.  Investment Risk.......................................      11
           2.  Risk of Lapse.........................................      12
           3.  Deferred Charges Risks................................      12
           4.  Tax Risks.............................................      12
        I. TAX TREATMENT.............................................      14
II.   INFORMATION ABOUT CUNA MUTUAL INSURANCE SOCIETY, THE SEPARATE
      ACCOUNT, THE ULTRA SERIES FUND, AND THE INTEREST BEARING
      ACCOUNT........................................................      14
        A. THE COMPANY...............................................      14
        B. THE SEPARATE ACCOUNT......................................      14
        C. ULTRA SERIES FUND.........................................      14
           1.  Investment Objectives.................................      16
           2.  Substitution of Securities Change of Investment
               Policy and Material Conflicts.........................      17

        D. INTEREST BEARING ACCOUNT..................................      18
III.  THE POLICY.....................................................      18
        A. POLICY BENEFITS...........................................      18
           1.  Death Proceeds........................................      18
           2.  Surrender Proceeds....................................      21
           3.  Maturity Proceeds.....................................      22
           4.  Payment of Proceeds...................................      22
        B. POLICY VALUES.............................................      22
           1.  Accumulated Value.....................................      22
           2.  Cash Value............................................      23
        C. PREMIUMS..................................................      23
           1.  Initial Premium.......................................      23
           2.  Minimum First-Year Premium............................      23
           3.  Flexibility of Premiums...............................      23
           4.  Net Premiums..........................................      24
           5.  Allocation of Net Premiums............................      24
        D. CHARGES AND DEDUCTIONS....................................      25
           1.  State Premium Taxes...................................      25
           2.  Monthly Deduction.....................................      25
           3.  Cost of Insurance.....................................      26
           4.  Monthly Policy Fee....................................      26
           5.  Cost of Additional Benefits...........................      26
           6.  Mortality and Expense Risk Charge.....................      26
           7.  Contingent Deferred Sales and Administrative
               Charges...............................................      27
           8.  Transfer Fee..........................................      31
           9.  Annual Fund Operating Expenses........................      31
           10. Loan Interest Spread..................................      32
           11. Federal and State Income Taxes........................      32
        E. GRACE PERIOD, LAPSE AND REINSTATEMENT.....................      32
        F. POLICYOWNER RIGHTS........................................      33
           1.  Free-Look Period......................................      33
           2.  Policy Loans..........................................      34
           3.  Transfer of Values....................................      35
           4.  Dollar Cost Averaging.................................      38

           5.  Change of Allocations.................................      39
           6.  Change of Death Benefit Option........................      40
           7.  Change of Specified Amount............................      41
           8.  Exchange of Policy....................................      42
           9.  Transfer of Ownership.................................      42
           10. Collateral Assignments................................      42
           11. Settlement Options....................................      42
        G. OTHER POLICY PROVISIONS, DEFINITIONS......................      44
           1.  Conditions for Policy Issue...........................      44
           2.  Issue Date............................................      44
           3.  Record Date...........................................      44
           4.  Policyowner, Beneficiary, Irrevocable Beneficiary.....      44
           5.  Incontestability......................................      45
           6.  Effect of Misstatement of Age or Sex..................      46
           7.  Suicide...............................................      46
           8.  Rescission............................................      46
           9.  Dividends.............................................      46
           10. Suspension of Payments................................      47
        H. RIDERS....................................................      47
IV.   SEPARATE ACCOUNT VOTING RIGHTS.................................      48
V.    CUNA MUTUAL INSURANCE SOCIETY DIRECTORS AND EXECUTIVE
      OFFICERS.......................................................      49
VI.   FEDERAL INCOME TAX MATTERS.....................................      51
        A. Introduction..............................................      51
        B. Tax Status of the Policy..................................      51
        C. Tax Treatment of Policy Benefits..........................      52
        D. Our Income Taxes..........................................      55
VII.  DISTRIBUTION OF THE POLICIES...................................      55
VIII. CUSTODIAN......................................................      55
IX.   OTHER POLICIES ISSUED BY THE COMPANY...........................      55
X.    STATE REGULATION...............................................      56
XI.   REPORTS TO POLICYOWNERS........................................      56
XII.  LEGAL PROCEEDINGS..............................................      56
XIII. INDEPENDENT PUBLIC ACCOUNTANTS.................................      56
XIV.  ACTUARIAL MATTERS..............................................      56

XV.   REGISTRATION STATEMENT.........................................      56
XVI.  FINANCIAL STATEMENTS...........................................      57
Appendix A...........................................................     A-1

DEFINITIONS

ACCUMULATED VALUE. The total of the values attributable to a Policy in all Subaccounts and the Interest Bearing Account plus the values attributable to it, if any, In the Loan Account and Deferred Charges Account.

AGE. The number of completed years from the Insured's date of birth.

ATTAINED AGE. Age of the Insured on the most recent Policy Anniversary.

BENEFICIARY. Person or entity named to receive all or part of the Death
Proceeds.

CASH VALUE. The Cash Value of a Policy at any time is equal to its Accumulated Value minus any Deferred Charges.

COMMISSION. Securities and Exchange Commission.

COMPANY, HOME OFFICE, OR WE. CUNA Mutual Insurance Society, 2000 Heritage Way, Waverly, Iowa 50677.

COST OF INSURANCE. One factor of the Monthly Deduction. It is the Face Amount on the Monthly Day, minus the Accumulated Value on the Monthly Day prior to the Monthly Deduction, multiplied by the Cost of Insurance rate.

DEATH BENEFIT RATIO. The ratio of Face Amount to Accumulated Value required by the Internal Revenue Code for treatment of the Policy as a life insurance policy. The Death Benefit Ratio varies by the Attained Age.

DEATH PROCEEDS. Amount to be paid if the Insured dies while the Policy is In Force.

DEFERRED CHARGES. The contingent deferred sales charge and contingent deferred administrative charge which are collected only if the Policy is surrendered during the first nine policy years after the Issue Date or the first nine years after an increase in Specified Amount, whichever is applicable.

DEFERRED CHARGES ACCOUNT. A portion of the Company's general account in which Policy values are held in support of Deferred Charges.

FACE AMOUNT. The policy value which, when adjusted for premiums received after date of death and policy Indebtedness, is equal to Death Proceeds.

FEDERAL HOLIDAY. Every day designated by the United States Congress as a federal holiday, including New Year's Day, Birthday of Martin Luther King, Jr., Washington's Birthday, Memorial Day, Independence Day, Labor Day, Columbus Day, Veterans Day, Thanksgiving Day, and Christmas Day.

IN FORCE. Condition under which the Policy is active and the Insured's life remains insured and sufficient Net Cash Value exists from premium payment or otherwise to pay the Monthly Deductions on a Monthly Day.

INDEBTEDNESS. Policy loans plus accrued interest on the loans.

INSURED. Person whose life is insured under the Policy.

INTEREST BEARING ACCOUNT. An option under the Policy where premiums may be allocated and values transferred to the Company's general account.

IRREVOCABLE BENEFICIARY. A Beneficiary who has certain rights which cannot be changed unless he or she consents to the change.

ISSUE AGE. Age of Insured at the time the Policy was issued.

ISSUE DATE. The date from which Policy Anniversaries, policy years, and policy months are determined.

LAPSE. Condition when the Insured's life is no longer insured under the Policy.

LOAN ACCOUNT. A portion of the Company's general account into which amounts are transferred from the Separate Account as collateral for policy loans.

MONTHLY DAY. Same day as the Issue Date for each month the Policy remains In Force. The Monthly Day is the first day of the policy month. If there is no Monthly Day in a calendar month, the Monthly Day will be the first day of the next calendar month.

MONTHLY DEDUCTION. Amounts withdrawn from the Accumulated Value on each Monthly Day to pay for the Cost of Insurance for the month, the monthly policy fee, and the cost of any additional benefits provided by rider.

NET ASSET VALUE. The total current value of portfolio securities, cash, receivables, and other assets and subtracting liabilities.

NET CASH VALUE. The Cash Value of the Policy minus any policy Indebtedness.

NET PREMIUMS. Premiums paid less any charges for premium tax (or tax in lieu of premium tax).

POLICY. An UltraVers ALL-LIFE(SM) Policy issued by the Company.

POLICY ANNIVERSARY. Same day and month as the issue day and month for each year the Policy remains In Force.

POLICYOWNER OR YOU. The owner of the Policy.

RECORD DATE. The date the Company records the Policy on its books as an In Force Policy.

RESCIND THE POLICY. To treat the Policy as though it had never been issued.

SEPARATE ACCOUNT. CUNA Mutual Variable Life Insurance Account, a segregated investment account of CUNA Mutual Insurance Society into which Net Premiums may be allocated. The Policyowner bears the investment risk for amounts allocated to Separate Account Subaccounts investing in the Fund.

SERIES. A division of the Fund which issues its own class of shares and has a distinct investment policy and its own portfolio of securities.

SPECIFIED AMOUNT. The amount chosen by the Policyowner which is used to determine the Face Amount.

SUBACCOUNT. A division of the Separate Account which invests exclusively in the shares of a Series of the Fund or another investment company.

ULTRA SERIES FUND. The Ultra Series Fund (the "Fund") is an open-end diversified management investment company established to act as a funding vehicle for the Policy offered hereby.

UNIT VALUE. The value determined by dividing each Series' Net Asset Value by the number of units outstanding at the time of calculation.

VALUATION DAY. For each Subaccount, each day that the New York Stock Exchange is open for trading.

VALUATION PERIOD. The period commencing at 3:00 p.m. Central Standard Time of one Valuation Day and continuing to 3:00 p.m. Central Standard Time, of the next succeeding Valuation Day.

                   I. SUMMARY OF KEY POINTS ABOUT THE POLICY

The following information is only a summary of the major characteristics of the Policy. Please refer to the applicable portions of the Prospectus for a complete description of the Company's rights and obligations.

A.   TYPE OF INSURANCE POLICY BEING OFFERED

     Called UltraVers ALL-LIFE, the Policy provides:

     - Life Insurance with flexibility which permits the Policyowner, within prescribed limits,

          (i) to adjust the death benefit upwards or downwards from time to time;

          (ii) to determine the level and frequency of premium payments to be made, if any, after paying the Minimum First-Year Premium;

          (iii) to maintain policy death benefits on either a fixed level basis or on a variable basis; and

          (iv) to change premium allocations at any time.

     - Net Cash Value which to the extent of values held in the Separate Account, will vary with the investment performance of underlying assets invested in one or more Series of the Fund in accordance with Policyowner's instructions.

     - A Policy design which rewards the longevity of Policy retention by deferring the sales and administrative charges incurred at issue. These charges are released in annual increments and ultimately reduced to zero after nine years.

     Certain provisions of the Policy may be different from general description in this prospectus, and certain riders and options may not be available, because of legal restrictions in your state. Contract the home office or see your Policy for specific variations since any state variations will be included in your Policy or in riders or endorsements attached to your policy.

     For a full explanation of policy characteristics and policy values, consult "Section III - THE POLICY" beginning on page 18.

B.   BASIC CHARACTERISTICS OF THE SEPARATE ACCOUNT AND THE INTEREST BEARING
     ACCOUNT

     The Subaccounts of the Separate Account and the Interest Bearing Account collectively constitute the Policy's investment vehicles. At any given point in time while the Policy is In Force, all Accumulated Value, (except for value held in the Deferred Charges Account or the Loan Account) is held in one or more of the Subaccounts of the Separate Account or in the Interest Bearing Account.

     The Separate Account has seven Subaccounts that are offered in this Policy. Each of them has a counterpart Series of a Fund in which all Net Cash Values are automatically and exclusively invested. Allocations to a Subaccount will result in the purchase of additional or fractional shares of the counterpart Series. All transfers of policy values out of the Subaccount result in a redemption of shares from the counterpart Series.

     When the Company issues a Policy or when the Company receives any additional premium, the Company will deduct any charge for state premium tax (or other state taxes, if applicable). The remaining premium, the Net Premium, is allocated to one or more Subaccounts of the Separate Account and/or the Interest Bearing Account. All Policy costs are taken out of assets held in the Subaccounts and/or the Interest Bearing Account. For a full explanation of Policy costs, see "CHARGES AND DEDUCTIONS" on page 25.

     The Policyowner chooses what percentage of Net Premiums to allocate to one or more of the Subaccounts and the Interest Bearing Account, and how policy charges will be deducted from the Subaccounts and Interest Bearing Account. The Policyowner may amend any of these instructions at any time in writing or by an authorized telephone transaction.

     Net Cash Value in the Separate Account is directly and immediately reduced by the amount of any investment loss and directly and immediately increased by the amount of any investment gain in any Subaccount. The Policyowner, not the Company, has the entire investment risk.

     More information about the Separate Account and how policy values are affected by investment experience can be found starting on page 14.

C.   BASIC DEATH BENEFIT CHARACTERISTICS

     There are two basic death benefit options under the Policy.

                              (PERFORMANCE GRAPH)

                                 ILLUSTRATION 1

     The chart compares the death benefit characteristics between the two basic death benefit options. Included in the graph are: specified amount, face amount, face amount less accumulation value and accumulation value. The chart illustrates the payment of purchasing this policy. See Policy Benefits for additional information.

     DEATH BENEFIT OPTION 1 - Pays a Face Amount of death benefit equal to the Specified Amount, or the Accumulated Value multiplied by the Death Benefit Ratio (as illustrated at Point A), whichever is greater.

                              (PERFORMANCE GRAPH)

                                 ILLUSTRATION 2

     The chart compares the death benefit characteristics between the two basic death benefit options. Included in the graph are: specified amount, face amount, face amount less accumulation value and accumulation value. The chart illustrates the payment of purchasing this policy. See Policy Benefits for additional information.

     DEATH BENEFIT OPTION 2 - Pays a Face Amount of death benefit equal to the Specified Amount plus the Policy's Accumulated Value or the Accumulated Value multiplied by the Death Benefit Ratio, whichever is greater.

     Both options provide a guaranteed minimum amount of death benefit (called the Specified Amount) payable as long as the Policy remains In Force.

     The Specified Amount must be designated in the application. The Company will not issue a Policy with a Specified Amount of less than $50,000 nor will it issue any coverage to anyone over 75 years of age.

     Upon the death of the Insured, Death Proceeds payable under either Option, as described above, will include additions for any premium received after date of death, as well as reductions for any outstanding Indebtedness or any other due or unpaid policy charge. There will be no reductions for any amount of Deferred Charges outstanding on the date of death. Death Proceeds may be paid in one lump sum or under one of the Policy's various optional modes of settlement.

     The section on Policy Benefits, starting on page 18, describes Death Benefit coverages more completely.

D.   EXPENSES AND CHARGES

              DESCRIPTION                             BASIS/AMOUNT
              -----------                             ------------
     -    CHARGE AGAINST PREMIUM:

          STATE TAX: Premium taxes are  Charge deducted is equal to actual
          paid before allocating Net    amount of premium tax (or calculated
          Premiums to the Subaccounts   amount of applicable tax, if any, in
          or the Interest Beating       states which have no premium tax).
          Account for investment.

     -    PERIODIC CHARGES:

          MONTHLY CHARGES: Called the
          Monthly Deduction, the
          following are deducted from
          Net Cash Value (or  in
          limited circumstances, the
          Deferred Charges Account) on
          each Monthly Day:

              DESCRIPTION                             BASIS/AMOUNT
              -----------                             ------------
          -    COST OF INSURANCE;       Insurance costs and benefits are
                                        determined by Insured's Attained Age,
                                        sex, and rating class.

          -    COST OF ADDITIONAL
               INSURANCE AND RIDER
               BENEFITS, IF ANY; AND

          -    POLICY FEE               The policy fee is $6.25 per month to
                                        cover administrative costs.

          DAILY CHARGES: Mortality and  On an annual percentage basis, the
          expense risk charge against   charge amounts to .9% of the average
          assets held in Subaccounts    daily value of net assets. The charge is
          and in the Interest Bearing   deducted and reflected in the new unit
          Account.                      value for each Subaccount as
                                        recalculated on each Valuation Day.

     -    SURRENDER CHARGES:

          CHARGE FOR PARTIAL            The lesser of $25 or 2% of amount
          SURRENDER:                    surrendered is deducted from surrender
                                        proceeds. These fees are currently
                                        waived by the Company.

          DEFERRED CONTINGENT SALES     The charge varies by Age, Specified
          AND ADMINISTRATIVE CHARGES:   Amount, sex and smoker status. If the
          The sales and administrative  Policy is surrendered during the first
          expenses incurred when a      nine years, or the first nine years
          Policy is issued are          after an increase in Specified Amount,
          deferred (Deferred Charges)   any Deferred Charges not yet released
          until the Policy is           from the Deferred Charges Account will
          surrendered. Such charges     be deducted from the surrender proceeds.
          are not collected at all if   Any current Deferred Charges outstanding
          the Policy is held for nine   upon the death of the Insured are
          years, or if the Insured      waived. A table illustrating the
          dies during that period. The  Deferred Charges is found in page 12.
          Deferred Charges are
          normally built up in twelve
          equal increments during the
          first policy year. Beginning
          on the first Policy
          Anniversary, incremental
          amounts are released by
          allocations back to the
          Subaccounts on each
          anniversary until the ninth
          Policy Anniversary when all
          remaining Deferred Charges
          are released. Allocations
          will be made in the same
          percentages as premiums are
          currently allocated among
          the Subaccounts and the
          Interest Bearing Account.
          The Company will credit
          interest on amounts held in
          all the Deferred Charges
          Account at a minimum rate of
          4% per year with the Company
          crediting additional amounts
          at its discretion. If the
          separate amount is
          increased, additional
          deferred

              DESCRIPTION                             BASIS/AMOUNT
              -----------                             ------------
          charges will apply. However,
          no additional deferred
          charges will apply if the
          increase in Specified Amount
          occurred solely due to a
          change in death benefit
          option.

     -    TRANSFER CHARGES:

          The Policy permits a charge   The Company reserves the right to charge
          against transfer proceeds     up to $20 per transfer. It currently
          when the Policyowner directs  waives this charge.
          transfer of amounts among
          the Subaccount and the
          Interest Bearing Account.

     -    UNDERLYING FUND EXPENSES:

          Charges are described in the  Charges vary by Series. Current charges
          prospectuses for the Ultra    range from 0.46% to 1.05% of the average
          Series Fund and the T.Rowe    daily value of the net assets in the Mid
          Price International Stock     Cap Growth Series, Large Cap Growth
          Portfolio of the T.Rowe       Series, Large Cap Value Series,
          Price International Series,   Diversified Income Series, Bond Series,
          Inc.                          and Money Market Series of the Ultra
                                        Series Fund and the T.Rowe Price
                                        International Stock Portfolio of the
                                        T.Rowe Price International Series, Inc.

E.   BASIC FLEXIBILITY CHARACTERISTICS

     1.   FREEDOM TO CHOOSE THE LEVEL AND FREQUENCY OF PREMIUM PAYMENTS

          There is a required Minimum First-Year Premium which varies with Specified Amount, age of the Policyowner (Age), sex, and underwriting class. Thereafter, the Policyowner determines how much and when to pay additional premiums, if at all. Additional premium payments can be paid on a scheduled or unscheduled basis. The Policyowner opting for a scheduled payment plan can choose to pay a specific amount on an annual, semiannual, or quarterly basis; or can simply choose to pay any amount at any time subject to a $25 per payment minimum and a maximum determined by Internal Revenue Code guidelines. Illustration 3 graphically depicts a typical scheduled payment plan and a typical unscheduled plan as compared to a typical whole life scheduled premium plan.

                         HYPOTHETICAL. PREMIUM PAYMENTS

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

          The chart illustrates an example of how and when premium payments can be issued, scheduled or unscheduled. The ages are from 25-75, premiums, typical whole life and annual reversable term.

                                 ILLUSTRATION 3

          The chart graphically depicts a typical scheduled payment plan and a typical unschedule plan as compared to a typical whole life scheduled premium plan.

          Note: This chart is a strictly hypothetical showing the difference in typical premium payment schedules of (1) a whole life policy, (2) an annual renewable term policy, and (3) possible scheduled and unscheduled premiums of an UltraVers ALL-LIFE(SM) Policy.

          Because of the substantial flexibility with respect to when and how much premium will be paid, it is important for the Policyowner to keep in mind that the Policy will lapse unless enough Net Cash Value is maintained in one or more Subaccounts to cover the cost of Monthly Deductions.

          Level and frequency of premium payments is more fully discussed beginning on page 25.

     2.   FREEDOM TO CHANGE PREMIUM AND DEDUCTION ALLOCATIONS

          There are few limits on the right to make and change allocation instructions which determine the selection of the Subaccounts and/or Interest Bearing Account for investment purposes, or the allocation of policy charges as between Subaccounts and/or the Interest Bearing Account. All such instructions must be written. Furthermore, any allocation to a Subaccount must equal at least 1% of the total amount being applied at the time.

     3.   FREEDOM TO ADJUST DEATH BENEFITS UP AND DOWN TO SUIT CURRENT NEEDS

          There are three basic ways of adjusting the death benefit up or down: changing the Specified Amount; changing the death benefit option; and changing the level and frequency of premium payments.

          Changing the death benefit option will not change the death benefit on the day of the change, but it will prospectively affect the determination of death benefit. For example, changing from Option 1 to Option 2 automatically causes a reduction in Specified Amount by an amount equal to the Accumulated Value. From that day forward, the death benefit level will be directly affected by the payment of additional premium and by the investment experience of Net Cash Value allocated to Subaccounts. It will also be reduced by the amount of Monthly Deduction deducted on the Monthly Day. Changing from Option 2 to Option 1, on the other hand, automatically causes an increase in Specified Amount by an amount equal to the Accumulated Value. From that day forward, Option 1 will generally provide a level Face Amount of death benefit equal to the Specified Amount.

          Except when caused by a change from one death benefit option to the other as just described, increasing the Specified Amount will always increase the death benefit. Similarly, decreasing the Specified Amount will always decrease the death benefit.

          Generally, an additional premium payment under Option 1 will not affect the death benefit, but will increase Accumulated Value and reduce the Cost of Insurance. Under Option 2, an additional premium payment will always increase the death benefit, but will not decrease the Cost of Insurance.

          More complete explanations, including limitations, are found on page 18 for changing death benefit options; page 18 for changing Specified Amount; page 23 for paying premiums; and page 25 for tax effects of a change in death benefit amount.

     4. CHOOSING A LEVEL DEATH BENEFIT OR A DEATH BENEFIT WHICH VARIES WITH INVESTMENT EXPERIENCE

          A choice of Death Benefit Option 1 will ordinarily produce a level Face Amount of death benefit which is equal to the Specified Amount. However, if under Death Benefit Option 1, Accumulated Value ever reaches the level where the product of Accumulated Value times the Death Benefit Ratio exceeds the Specified Amount, the death benefit will no longer remain level, because it then becomes subject to variations in the Policy's Accumulated Value. The choice of Death Benefit Option 2 always results in a variable Face Amount of death benefit which fluctuates by the amount of increases or decreases in Accumulated Value.

     See the Policy Benefits section starting on page 18 for a fuller explanation.

F.   SOME QUESTIONS ABOUT POLICY VALUES AND DIVIDENDS

     1.   WHAT FACTORS WILL CAUSE THE ACCUMULATED VALUE TO INCREASE OR DECREASE?

          Accumulated Value will increase whenever there is:

               -    an investment gain in any Subaccount;

               - interest credited to the Policy for amounts held in the Deferred Charges Account and/or Interest Bearing Account;

               - interest credited to the Policy for any loan amounts held in the Loan Account;

               -    additional premium paid; and

               -    policy dividends paid into the Subaccounts.

          Accumulated Value will decrease whenever there is:

               -    an investment loss in any Subaccount;

               -    a Monthly Deduction on a Monthly Day;

               - a partial surrender (surrender proceeds remitted will be reduced by the amount of partial surrender charge); and

               - a charge made for reallocating Net Cash Value between the Subaccounts or between the Interest Bearing Account and Subaccounts. The amount reallocated would be reduced by the amount of the transfer charge.

          Accumulated Value will neither increase nor decrease when:

               -    a policy loan is either disbursed or repaid; and

               - amounts are transferred between any Subaccount and either the Deferred Charges Account or the Loan Account, or when amounts are transferred among the Subaccounts and the Interest Bearing Account (exclusive of any transfer charge).

     2.   WHAT ACCESS DOES THE POLICYOWNER HAVE TO ACCUMULATED VALUE?

          The Policyowner may, at any time, surrender or partially surrender the Policy for some or all of its Net Cash Value (Accumulated Value less Deferred Charges and Indebtedness). In addition, the Policyowner can borrow at any time up to 80% (90% for Virginia residents of the Policy's Cash Value. The written consent of all assignees and Irrevocable Beneficiaries, if any, must be furnished before the Company will release either loan or surrender proceeds.

     3.   WILL THE POLICY PAY DIVIDENDS?

          Although the Company currently does not expect to pay dividends during the first 10 policy years, during the 11th policy year and thereafter, the Company currently projects, but does not guarantee, annual dividends. (See "OTHER POLICY PROVISIONS, DEFINITIONS - Dividends," page 44.)

G.   SOME OF THE MORE SIGNIFICANT POLICY PRIVILEGES

     These would include:

          - FREE-LOOK/CANCELLATION: The Policyowner may cancel the Policy within 45 days of the date of application, or 10 days after the Policy and a Notice of Right of Withdrawal is received, whichever is later.

          - CONVERSION/EXCHANGE: Within the first 24 months from issue date, the Policy may be converted to another policy which the Company then currently issues, without evidence of insurability.

          - REINSTATEMENT: Once the Policy has lapsed, it may be reinstated if a written request for reinstatement is made within five years from the end of the grace period. (See GRACE PERIOD, LAPSE, AND REINSTATEMENT, page 32.)

H.   RISKS

     1.   INVESTMENT RISK

          If you invest Accumulated Value in one of more Subaccounts, you will be subject to the risk that investment experience will be unfavorable and that your

          Accumulated Value will decrease. If you allocate Net Premiums or transfer Accumulated Value to the Interest Bearing Account, the Company will credit your Policy Value with a declared rate of interest, but you assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 4.0%.

          Because the Company continues to deduct charges from Accumulated Value, if investment results are not sufficiently favorable, or if interest rates are too low, or if you do not make additional Premium payments, then your Policy's Surrender Value may fall to zero. In that case, the Policy may Lapse. We do not guarantee any Accumulated Value you place in the Subaccounts. The value of each Subaccount may increase or decrease, depending on the investment experience of the corresponding Series. You could lose some or all of your money.

     2.   RISK OF LAPSE

          Certain circumstances will cause your Policy to enter a Grace Period during which you must make a sufficient Premium payment to keep your Policy In Force. If your Policy's Net Cash Value on a Monthly Processing Day is too low to cover the Monthly Deduction, then the Policy will enter a 61-day Grace Period.

          Whenever your Policy enters a Grace Period if you do not make a sufficient Premium payment before the Grace Period ends, your Policy will Lapse (terminate without value), and insurance coverage and other benefits under your Policy will cease.

     3.   DEFERRED CHARGES RISKS

          Deferred Charges play a role in determining whether your Policy will Lapse. The contingent deferred sales and administrative charges under this Policy are significant, especially in the early Policy Years. It is likely that you will receive no Surrender Value if you surrender your Policy in the first few Policy Years. You should purchase this Policy only if you have the financial ability to keep it In Force at the Initial Specified Amount for a substantial period of time. You should not purchase this Policy if you intend to surrender all or part of the Policy Value in the near future. This Policy is designed to meet long-term financial goals. This Policy is not suitable as a short-term investment.

          Even if you do not surrender your Policy, Deferred Charges may still help determine whether your Policy will Lapse. Surrender Value (that is, Policy Value minus any Deferred Charges and outstanding Loan Amount) is one measure we use to determine whether your Policy will enter a Grace Period, and possibly Lapse. A surrender may have adverse tax consequences.

     4.   TAX RISKS

          In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements which are set forth in the Internal Revenue Code. The Company expects that the Policy will generally not be subject to federal income tax. However, due to lack of guidance, there is less certainty in this regard with respect to Policies issued on a substandard basis and it is not clear whether such policies will in all cases satisfy the applicable requirements particularly if you pay the full amount of premiums permitted under the Policy.

          Depending on the total amount of Premium that you pay, your Policy may be treated as a modified endowment contract ("MEC") under federal income tax laws. If a Policy is treated as a MEC, then partial withdrawals, surrenders and loans are considered first a distribution of earnings under the Policy, and when earnings are fully distributed, a distribution of the Policyowner's investment in the Policy. In addition, a 10% federal penalty tax may be imposed on partial surrenders, surrenders and loans taken before you reach age 59 1/2. There may be tax consequences to distributions from Policies that are not MECs. However, the 10% penalty tax will not apply to distributions from Policies that are not MECs. A Policyowner should consult a qualified tax adviser for assistance in all tax matters involving his or her Policy.

          PARTIAL SURRENDER RISKS

          The Policy permits you to make a partial surrender, as long as the Specified Amount remaining after such withdrawal would not be less than $40,000. A partial withdrawal reduces the Policy Value and Surrender Value, so it increases the risk that the Policy will Lapse. A partial surrender also may have adverse tax consequences.

          A partial surrender reduces the Death Benefit. If you selected the level Death Benefit (Option 1), then when you make a partial surrender, the Specified Amount is reduced by the amount of the withdrawal. If you selected the variable Death Benefit (Option 2), then when you make a partial surrender, the Death Benefit is reduced because the Accumulated Value is reduced.

          LOAN RISKS

          A policy loan, whether or not repaid, affects Accumulated Value over time because we transfer an amount equal to the amount of the load from the Subaccounts and Interest Bearing Account to the Loan Account as collateral. The Company then credits a fixed interest rate of at least 6.0% annually to the loan collateral. As a result, the loan collateral does not participate in the investment results of the Subaccounts nor does it receive current interest rates in excess of 4.0% that the Company may, from time to time, credit to the Interest Bearing Account. Dependent on the investment results of the Subaccounts and the interest rate credited to the Fixed Account, the effect could be favorable or unfavorable. We also charge you interest on the amount that you borrow at a rate 8.0% annually.

          A policy loan reduces the Death Benefit proceeds and Net Cash Value by the Loan Amount (the amount of the loan(s), plus any interest you owe on the loan(s)). As with partial surrenders, loans reduce the Surrender Value of your Policy and therefore increase the likelihood that the Policy will Lapse. A loan may have tax consequences.

          FUND RISKS

          A comprehensive discussion of the risks of each Series may be found in each Series prospectus. Please refer to the Series prospectus for more information.

I.   TAX TREATMENT

     The Policy should receive substantially the same federal income tax treatment as that afforded fixed premium life insurance. Accordingly, the death benefit under the Policy is excludable from the gross income of the beneficiary. Also, the Policyowner is not deemed to be in constructive receipt of the Cash Values, including increments thereon under the Policy, until the Policy is surrendered in whole or in part, unless the Policy is a modified endowment contract. Policy loans and other distributions from a modified endowment contract may be includable in gross income and subject to a 10% penalty.

     For a further discussion of the tax consequences of this Policy, see "FEDERAL INCOME TAX MATTERS," page 51.

     II. INFORMATION ABOUT CUNA MUTUAL INSURANCE SOCIETY, THE SEPARATE ACCOUNT, THE ULTRA SERIES FUND, AND THE INTEREST BEARING ACCOUNT

CUNA Mutual Insurance Society is the insurer. The Separate Account issues the Policy. The Ultra Series Fund is a mutual fund which serves as the underlying investment vehicle for the Policy. The Interest Bearing Account is an account within the Company's general account.

A.   THE COMPANY

     CUNA Mutual Insurance Society is a mutual life insurance company that was originally organized in Wisconsin in 1935. Effective May 3, 2007, the Company was redomesticated in Iowa, and as of January 1, 2008, CUNA Mutual Life Insurance Company merged into CUNA Mutual Insurance Society.

     The Company is one of the world's largest direct underwriters of credit life and disability insurance, and is a major provider of qualified pension products to credit unions. Further, the Company offers fixed and variable annuities, individual life insurance, health policies, term and permanent life insurance, and long-term care insurance.

     The Home Office of the Company is located at 2000 Heritage Way, Waverly, Iowa 50677 9202. The telephone number is 1 800 798-5500.

     As of December 31, 2006, the Company had approximately $9.3 billion in assets and more than $15.5 billion of life insurance in force.

B.   THE SEPARATE ACCOUNT

     The Board of Directors of the Company adopted a resolution to establish a segregated investment account pursuant to Iowa insurance law on August 16, 1983. This segregated asset account has been designated CUNA Mutual Variable Life Insurance Account. The Separate Account meets the definition of "separate account" under the federal securities laws. The Company has caused the Separate Account to be registered with the Commission as a unit investment trust pursuant to the provisions of the

     Investment Company Act of 1940. Such registration does not involve supervision of the management of the Separate Account or the Company by the Commission.

     The Company deposited the initial seed money in the Separate Account and reserves the right to make payments to or withdraw seed money from the Separate Account from time to time in connection with the operation of the Separate Account.

     The assets of the Separate Account are the property of the Company. The assets of the Separate Account which are equal to the reserves and other Policy liabilities with respect to the Separate Account, are not chargeable with liabilities arising out of any other business the Company may conduct. Whether or not realized, income, gains, and losses from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to other income, gains, or losses of the Company. The Separate Account may be subject to liabilities arising from Subaccounts whose assets are attributable to other variable life policies offered by the Separate Account which are not described in this Prospectus.

     The Separate Account is divided into Subaccounts. Each Subaccount invests exclusively in a corresponding Series of the Fund or the T.Rowe Price International Stock Portfolio of the T.Rowe Price International Series, Inc., at a price based on the next computed Net Asset Value. Net Premiums are allocated to the Subaccounts in accordance with the instructions of the Policyowner. (See "PREMIUMS - Allocation of Net Premiums," page 24.) The Company may, from time to time, add additional Subaccounts which may invest in Series of the Fund or in other suitable investment options which have been added as permissible investments.

     When new investment companies or series are added, the Policyowner may be permitted to select such investment companies or series as investments to underlie the Policy. However, the right to make any such selection will be limited by the terms and conditions Imposed on such transactions by the Company.

     The Company does not guarantee the investment performance of the Separate Account Subaccounts.

     The Accumulated Values will vary daily with the value of the assets which underlie the Separate Account, and depending upon the death benefit option chosen, the Death Proceeds may also vary with the value of the assets which underlie the Separate Account. To the extent that the Death Proceeds payable upon the death of the Insured exceed the Accumulated Value of the Policy, such amounts are general obligations of the Company and payable out of the general account of the Company.

C.   THE FUNDS

     The investment objectives and policies of each Series are summarized below. There is no assurance that any Series will achieve its stated objectives. More detailed information, including a description of risks and expenses, may be found in the Series prospectuses which must accompany or precede this Prospectus. Each Series prospectus should be read carefully and retained for future reference.

     Each Fund is an open-end diversified management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940.

     1.   INVESTMENT OBJECTIVES

     Ultra Series Fund

          Currently, the Ultra Series Fund offers the following Series as investment options under the Policies.

          BOND SERIES. This Series seeks a high level of current income, consistent with the prudent limitation of investment risk.

          DIVERSIFIED INCOME SERIES. This Series seeks a high total return through the combination of income and capital appreciation.

          LARGE CAP VALUE SERIES. This Series seeks long-term capital growth with income as a secondary consideration.

          LARGE CAP GROWTH SERIES. This Series seeks long-term capital appreciation.

          MONEY MARKET SERIES. This Series seeks high current income from money market instruments consistent with preservation of capital and liquidity. An investment in the Money Market Fund is neither insured nor guaranteed by the U.S. Government.

          MID CAP GROWTH SERIES. This Series seeks long-term capital appreciation.

          MEMBERS Capital Advisors, Inc. serves as investment adviser to the Fund and manages its assets in accordance with general policies and guidelines established by the trustees of the Fund.

     T. ROWE PRICE INTERNATIONAL SERIES, INC.

     T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO. This Fund seeks long-term growth of capital.

     T. Rowe Price International, Inc. serves as the investment adviser to the
     T. Rowe Price International Stock Portfolio.

     The Series described above are not available for purchase directly by the general public, and are not the same as other mutual fund portfolios with very similar or nearly identical names that are sold directly to the public. The investment performance and results of each Series available under the Policy may be lower, or higher, than the investment results of such other publicly available) Series. There can be no assurance, and no representation is made, that the investment results of any of the Series available under the Policy will be comparable to the investment results of any other mutual Series, even if the other Series has the same investment adviser or manager and the same investment objectives and policies, and a very similar name. During the extended periods of low interest rates, the yields of the Money Market Fund may become extremely low and possibly negative.

     The Separate Account purchases shares of a Fund in accordance with a participation agreement. If the participation agreement terminates, the Separate Account may not be able to purchase additional shares of a Fund covered by the agreement.

     Likewise, in certain circumstances, it is possible that shares of a Series may not be available to the Separate Account even if the participation agreement relating to that Series has not been terminated. In either event, Policyowners will no longer be able to allocate purchase payments or transfer Accumulated Value to the Subaccount investing in the Series.

     2.   CHANGE OF INVESTMENT POLICY AND MATERIAL CONFLICTS

          Unless otherwise required by law or regulations, neither the investment adviser of the Ultra Series Fund nor any fundamental investment objective of any of the Series of the Fund may be changed without Company consent nor may either be changed unless authorized by the vote of a majority of the Fund's outstanding voting shares. The investment objective will not be materially changed unless a statement of the change is filed with and approved by the Insurance Commissioner of the State of Iowa. If required, notice of change of investment objective of any Series will be filed for information or approval with the Insurance Departments of the states where the Policies have been sold.

          The Policyowner will be notified of any material investment objective change which has been approved. Notification of an investment objective change will be given in advance if the Owner has the right to comment on or vote on such change.

          The Company has entered into agreements with the investment adviser of the Fund pursuant to which the adviser pays the Company a servicing fee based upon an annual percentage of the average daily net assets invested by the Separate Account (and other separate accounts of the Company and its affiliates) in the Fund. These percentages are equal to 0.20% of the Series average daily net assets. The percentage amount may be based on assets of the Series attributable to the Policy along with certain other variable contracts issued and administered by the Company (or an affiliate).

          These fees are for administrative services provided to the Series by the Company and its affiliates. Payments of fees under these agreements by the adviser do not increase the fees or expenses paid by the Series or their shareholders. The amounts the Company receives under these agreements may be significant.

          The Series are offered through other separate accounts of the Company and directly to employee benefit plans affiliated with the Company. The Company does not anticipate any disadvantages to this. However, it is possible that a conflict may arise between the interest of the Separate Account and one or more of the other separate accounts in which these Series participate.

          Material conflicts may occur due to a change in law affecting the operations of variable life insurance policies and variable annuity contracts, or differences in the voting instructions of the Policyowners and those of Policyowners of other types of contracts issued by the Company. Material conflicts could also arise between the interests of Policyowners (or Policyowners of other types of contracts issued by the Company) and the interests of participants in employee benefit plans invested in the Series). If a material conflict occurs, the Company will take steps to protect Policyowners and variable annuity Payees, including withdrawal of the Separate Account from participation in the Series involved in the conflict.

D.   INTEREST BEARING ACCOUNT

     The Interest Bearing Account is an option under the Policy where premiums may be allocated and values transferred to the Company's general account. Assets attributable to the Interest Bearing Account are subject to the claims of the Company's general creditors. Net premiums allocated and values transferred to the Interest Bearing Account will earn interest at a rate of no less than 4% annually, with the Company crediting a higher rate solely at its discretion. (See "POLICYOWNER RIGHTS -Transfer of Value," page 35.) There is no guarantee that the Company will credit a higher rate of interest.

                                III. THE POLICY

A.   POLICY BENEFITS

     1.   DEATH PROCEEDS

          A.   PAYMENT OF DEATH PROCEEDS

               When the Company receives proof of the Insured's death in writing on a form satisfactory to it, it will pay the Death Proceeds to the Beneficiary or Beneficiaries provided the Policy was In Force on the date of the Insured's death. If no Beneficiary survives the Insured, the Death Proceeds will be paid to the Policyowner, if living, or to the Policyowner's estate.

               Death benefits payable to an estate will be paid in one sum. Death proceeds payable to other beneficiaries will be paid in one sum unless another settlement option is selected. if the Policyowner, Beneficiary, or payee is not a natural person, any Death Proceeds due will be applied only under settlement options consented to by the Company.

               If there are multiple beneficiaries, the death benefit will not be paid until the Company has received the necessary paperwork from each Beneficiary.

               Interest will accumulate from the Insured's date of death until a lump sum payment is made or until a settlement option is effective. The interest rate is determined each year by the Company. It is guaranteed to be not less than 3.5% per annum.

               The Policyowner may direct during the Insured's lifetime that the Death Proceeds be paid under one of the settlement options. The written consent of all Irrevocable Beneficiaries must be obtained prior to the selection. After the Insured's death, if the Policyowner did not select a settlement option, any Beneficiary entitled to receive the proceeds in one sum may select a settlement option. (See "POLICYOWNER RIGHTS - Settlement Options," page 42.)

          B.   AMOUNT OF DEATH PROCEEDS - DEATH BENEFIT OPTIONS 1 AND 2

               The Policyowner may select one of two death benefit options. Under either option, the death benefit is never less than the Specified Amount while the Policy is In Force. The Policyowner's selection will affect the Face Amount, the Monthly Deduction, and the Cash Value. Under either option, Death Proceeds are equal to:

               -    The Face Amount on the date of death; PLUS

               -    Any premiums received after date of death; MINUS

               -    Policy Indebtedness.

               The Face Amount, however, differs under the two death benefit options. Under Death Benefit Option 1, the Face Amount is the greater of:

               -    The Specified Amount, OR

               - The Accumulated Value on the date of death multiplied by the Death Benefit Ratio.

               Under Death Benefit Option 2, the Face Amount is the greater of:

               - The Specified Amount plus the Accumulated Value on the date of death, OR

               - The Accumulated Value on the date of death multiplied by the Death Benefit Ratio.

               The Death Benefit Ratio is the ratio of Face Amount to Accumulated Value required by the Internal Revenue Code for treatment of the Policy as a life insurance policy. The Death Benefit Ratio varies by Attained Age as shown below.

Attained Age   Death Benefit Ratio
------------   -------------------
    0-40               2.50
     41                2.43
     42                2.36
     43                2.29
     44                2.22
     45                2.15
     46                2.09
     47                2.03
     48                1.97
     49                1.91
     50                1.85

Attained Age   Death Benefit Ratio
------------   -------------------
     51                1.79
     52                1.71
     53                1.64
     54                1.57
     55                1.50
     56                1.46
     57                1.42
     58                1.38
     59                1.34
     60                1.30
     61                1.28
     62                1.26
     63                1.24
     64                1.22
     65                1.20
     66                1.19
     67                1.18
     68                1.17
     69                1.16
     70                1.15
     71                1.13
     72                1.11
     73                1.09
     74                1.07
    75-90              1.05
     91                1.04
     92                1.03
     93                1.02
     94                1.01

     The Illustrations in the Appendix A show how the death benefit option affects policy values.

     Under both Option 1 and Option 2, the larger the premium payment and the more favorable the investment results, the more Accumulated Value will increase. Under death benefit Option 1, the higher the Accumulated Value, the lower the amount of premium necessary to keep the Policy In Force. Under Death Benefit Option 2, the higher the Accumulated Value, the higher the death benefit (since the death benefit is the Specified Amount plus the Accumulated Value). Under Death Benefit Option 1, the death benefit is not changed as the Accumulated Value increases; the increase in Accumulated Value is used to reduce the premium necessary to keep the policy In Force. Under Death Benefit Option 2, the premium due is not changed as Accumulated Value increases; the increase in Accumulated Value is used to increase the death benefit. Under both options, an increase in Accumulated Value results in greater amounts being available to the Policyowner for policy loans or surrender.

     The death benefit option chosen may be changed by the Policyowner. (See "POLICYOWNER RIGHTS - Change of Death Benefit Option," page 39.)

     2.   SURRENDER PROCEEDS

          A.   POLICY SURRENDER

               The Policyowner may surrender the Policy for its Net Cash Value.

               The written consent of all assignees or Irrevocable Beneficiaries must be obtained prior to any partial or total surrender. The Company may require the return of the Policy.

               The surrender date of the Policy is the date a written request for surrender is received at the Home Office. The Company will determine the Net Cash Value as of the end of the Valuation Period during which the surrender date occurs. The Policy and all insurance will terminate as of the surrender date.

               To reimburse the Company for sales expenses and policy expenses incurred at issue, the Company will deduct Deferred Charges from the proceeds in the event of a complete surrender of the Policy during the first nine policy years. (See "CHARGES AND DEDUCTIONS
               - Contingent Deferred Sales and Administrative Charges," page
               27.)

          B.   PARTIAL SURRENDER

               The Policyowner may also surrender a portion of the Policy for an amount less than the full Net Cash Value. The effective date of such partial surrender will be the date the partial surrender request is received at the Home Office. No Deferred Charges will be deducted in the case of a partial surrender, but a service charge equal to the lesser of $25 or 2% of the amount surrendered will be charged for each partial surrender. The partial surrender fee will be deducted from amounts withdrawn from the Subaccounts and the Interest Bearing Account on a pro rata basis based on values in the Subaccounts and the Interest Bearing Account. The Policyowner may specify the allocation percentages among the Subaccount(s) and the Interest Bearing Account from which the surrender is to be made. If no specification is made, the surrendered amount will be withdrawn from the Subaccounts and the Interest Bearing Account in the same percentages as Monthly Deductions are withdrawn from the Subaccounts and the Interest Bearing Account. If the Policyowner specifies an allocation percentage but there are insufficient values in one or more of the Subaccounts and the Interest Bearing Account for withdrawal as the Policyowner specified, the partial surrender amount will be withdrawn from all Subaccounts and the Interest Bearing Account on a pro rata basis based on values in the Subaccounts and the Interest Bearing Account. The partial surrender fee will be deducted from amounts withdrawn from the Subaccounts and the Interest Bearing Account on the same pro rata basis unless otherwise directed by the Policyowner. Under Death Benefit Option 1, no partial surrender will be allowed if the Specified Amount remaining would be less than $40,000.

               Unless the Face Amount derived from application of the Death Benefit Ratio applies, under either Death Benefit Option 1 or Option 2, a partial surrender will reduce both the Accumulated Value and Face Amount by the amount surrendered but will not affect the Cost of Insurance. Under Death Benefit Option 1, the Specified Amount is also reduced by the same amount, but the Specified Amount is not changed by a partial surrender under Death Benefit Option 2.

               If the Face Amount derived from application of the Death Benefit Ratio applies, the effect on the monthly Cost of Insurance and Face Amount is somewhat different. The Face Amount is then decreased by more than the amount surrendered, and the monthly Cost of Insurance is less than it would have been without the surrender.

               An example of how partial surrenders will be made is shown in illustration 4, which assumes partial surrenders starting with the 26th policy year.

               Payment will be made within seven days of the surrender or partial surrender date unless a suspension of payments is in effect (See "OTHER POLICY PROVISIONS, DEFINITIONS - Suspension of Payments," page 47.) For Information on possible tax effects of partial surrenders, see "FEDERAL INCOME TAX MATTERS," page 51.

     3.   MATURITY PROCEEDS

          The Policy matures on the Policy Anniversary following the Insured's 95th birthday. Coverage under the Policy ceases on that date, and the Policyowner will receive maturity proceeds equal to the Net Cash Value as of that date.

     4.   PAYMENT OF PROCEEDS

          Settlement options are available for Death Proceeds, surrender proceeds, and maturity proceeds. (See "POLICYOWNER RIGHTS - Settlement Options," page 42.)

B.   POLICY VALUES

     1.   ACCUMULATED VALUE

          The Accumulated Value of the Policy is the sum of the values attributable to the Policy in the Loan Account, Deferred Charges Account, each Subaccount, and the Interest Bearing Account. The Accumulated Value held in the Subaccounts will vary with the investment performance of the Subaccounts. The Accumulated Value will decrease as Monthly Deductions and surrenders are taken out of values held in the Subaccounts and/or Interest Bearing Account. Accumulated Value is determined as of the end of each Valuation Period.

          The value in a Subaccount attributable to a Policy is equal to the number of units that the Policy has in each Subaccount, multiplied by the Unit Value of that Subaccount. Because the Separate Account purchases shares of the Fund, the value of the Subaccounts will reflect the investment advisory or advisory/administrative fee and other expenses incurred by the Fund.

          The Unit Value of each Subaccount that is currently offered was established at $10 per unit. The Unit Value may increase or decrease from one Valuation Period to the next. The Unit Value will also vary between Subaccounts.

     2.   CASH VALUE

          The Cash Value at any time is equal to the Accumulated Value less any Deferred Charges which would be applicable if the Policy were surrendered at that time. (See "CHARGES AND DEDUCTIONS - Contingent Deferred Sales and Administrative Charges," page 27.)

          NET CASH VALUE

          The Net Cash Value at any time is equal to the Cash Value less any policy Indebtedness. (See POLICYOWNER RIGHTS - Policy Loans, page 34.) This value is equal to the value attributable to the Policy in each Subaccount and the Interest Bearing Account, and represents the amount a Policyowner would receive upon full surrender of the Policy (see "POLICY BENEFITS - Surrender Proceeds, Policy Surrender," page 21) or when the Policy matures (see "POLICY BENEFITS - Maturity Proceeds," page 22).

C.   PREMIUMS

     1.   INITIAL PREMIUM

          The initial Premium must be paid during the lifetime of the Insured, on or before the Issue Date and before coverage begins. All premiums after the Initial Premium must be paid to the Home Office.

     2.   MINIMUM FIRST-YEAR PREMIUM

          The amount that if paid on a monthly basis on the first 12 Monthly Days, will keep the Policy In Force for the first policy year.

     3.   FLEXIBILITY OF PREMIUMS

          The Policyowner is not required to pay premiums in accord with the planned schedule. Premiums are generally flexible both as to timing (subject to the following limitations) and amount Premiums must be large enough to keep the Policy In Force. Premiums after the initial premium may be paid at any time while the Policy is In Force.

          a. The initial Premium must be at least equal to one-sixth (1/6th) of the Minimum First-Year Premium.

          b. The Company reserves the right to refuse any premium payment that is less than $25.

          c. The total of all premiums paid may never exceed the maximum premium limitation determined by the Internal Revenue Code for treatment of the Policy as a life insurance policy. If at any time a premium is paid which would result in total premiums exceeding the maximum premium limitation, the Company will only accept that portion of the premium which would make total premiums equal the maximum. Any excess amount will be returned, and no further premiums will be accepted until the premium maximum increases.

          d. The Company reserves the right to refuse any premium or part of a premium which would increase the Face Amount of the Policy by more than the amount of the premium.

          The Policy will provide for a planned annual premium which is determined by the Policyowner. The Policyowner, however, is not required to pay premiums in accordance with this schedule, and payment of the planned annual premium will not guarantee that the Policy remains In Force.

          Illustrations 2, 3 and 5 in the Appendix demonstrate how the flexibility of premium payments affects policy values under each death benefit option. In illustrations 3-A, 3-B, 3-C and 3-D, the policy years 6 through 10. Illustrations 1-A, 1-B, 1-C and 1-D illustrate values assuming the maximum single premium payment is made in policy year one.

          A Policy is In Force if sufficient Net Cash Value exists to pay the Monthly Deduction on the Monthly Day.

     4.   NET PREMIUMS

          Net Premiums are premiums paid less any charge for state premium taxes (or state taxes in lieu of premium taxes). The amount of this deduction varies by amount of premium and by state of residence of the Policyowner. (See "CHARGES AND DEDUCTIONS - State Premium Taxes," below.)

     5.   ALLOCATION OF NET PREMIUMS

          All Net Premiums are allocated among the Subaccounts and the Interest Bearing Account. The Policyowner determines what percentages of the Net Premiums are allocated to each Subaccount and the Interest Bearing Account. Any allocation to a Subaccount or the Interest Bearing Account must be at least 1% of amount transferred, and only whole percentages are permitted.

          Allocation of initial Premium payments will be handled as follows:

               If the initial Premium is received before the Record Date, it is held in the Company's general account. If a Policy is subsequently issued, interest is credited on the net initial Premium (initial Premium less Charge for State Premium Tax) at a rate of at least 4% compounded annually. The Company may, at its sole discretion, credit interest at a rate in excess of 4%. On the first Valuation Day following the Record Date, this Net Premium plus interest from the Issue Date, and less Monthly Deductions and amounts held in the Deferred Charges Account are allocated to the Subaccounts of the Separate

               Account and the Interest Bearing Account in the percentages established by the Policyowner and recorded on the application for the Policy. (See "CHARGES AND DEDUCTIONS - Monthly Deduction and Contingent Deferred Sales and Administrative Charges," below and on page 25, respectively.) Any allocation must be at least 1% of the amount to be transferred and a whole percent. These allocation percentages apply to future Net Premiums until the allocation is changed by the Policyowner. (See "POLICYOWNER RIGHTS - Change of Allocations," page 39.)

               The premium paid and/or Cash Value applied at the time of an increase in Specified Amount will be allocated between the original Specified Amount and the increased Specified Amount according to the ratios of their respective guideline annual premiums (as defined in the applicable rules under the Investment Company Act of 1940).

D.   CHARGES AND DEDUCTIONS

     Charges at the Ultra Series Fund level are discussed in the mutual fund Prospectus. Charges and deductions from state premium taxes and charges against the Separate Account and the Interest Bearing Account are described here:

     1.   STATE PREMIUM TAXES

          A deduction from premiums is made for premium taxes (or taxes in lieu of premium taxes) charged by the state of residence of the policyowner. The state of residence of the Policyowner is determined by his mailing address as shown on Company records. The initial percentage of reduction for state taxes is shown on the specifications page of the Policy.

     2.   MONTHLY DEDUCTION

          The Monthly Deduction due on each Monthly Day will be the sum of::

          -    the Cost of Insurance for that month; plus

          -    the monthly policy fee; plus

          -    the cost of any additional benefits provided by rider, if any.

          The Monthly Deduction is made by redeeming the number of units (or fraction of units) in Subaccounts (and/or withdrawing values from the Interest Bearing Account) in an amount equal to the amount of the Monthly Deduction, except during the second through ninth policy years, in which case the amount in the Deferred Charges Account in excess of the Deferred Charges will be first applied to the Monthly Deduction. The excess amount will include interest earned in the account and, when the Monthly Day falls on a Policy Anniversary, the amount released from the Deferred Charges Account.

          The Monthly Day is the same date as the Issue Date for each month the Policy remains In Force. The Monthly Day is the first day of the policy month. If there is no Monthly Day in a calendar month, the Monthly Day will be the first day of the next calendar month.

          The Policyowner may specify what percentages of the Monthly Deduction will be withdrawn from each Subaccount and the Interest Bearing Account. Only whole percentages are permitted.

     3.   COST OF INSURANCE

          The Cost of Insurance is the Face Amount on the Monthly Day, minus the Accumulated Value on the Monthly Day prior to the Cost of Insurance being deducted, multiplied by the cost of insurance rate.

          The Company will determine a cost of insurance rate to be used on each Monthly Day. The cost of insurance rate for the Policy will be determined by the Insured's Attained Age, sex, and rating class. Attained Age means Age on the most recent Policy Anniversary. Cost of insurance rate charges will depend on the Company's expectations as to future mortality experience. The monthly cost of insurance rate will not exceed the rates shown in Table I - Guaranteed Maximum Insurance.

          Rates contained in the Policy. However, the Company may charge less than these rates. As of the date hereof, the current rates which the Company is charging for certain Attained Ages are less than the guaranteed rates, and while not guaranteeing to do so, the Company intends to charge less than the guaranteed maximum insurance rates. The guaranteed maximum insurance rates are based on the 1958 CSO Mortality Table, Age last birthday.

          If Death Benefit Option 1 has been selected, and if there have been increases in the Specified Amount, then when applying the cost of insurance rates, the Accumulated Value will be considered first to be part of the initial Specified Amount. Any excess Accumulated Value will be considered to be part of the additional Specified Amounts in the order of the increases.

     4.   MONTHLY POLICY FEE

          The monthly policy fee is a fee charged by the Company to compensate it for the administrative expenses associated with the Policy.

          This monthly policy fee is equal to $6.25 per month and cannot be increased for any policy purchased pursuant to this Prospectus.

     5.   COST OF ADDITIONAL BENEFITS

          The cost of additional benefits will include charges for any additional insurance benefits added to the Policy by rider. These charges are for insurance protection, and the amounts will be specified in the Policy.

     6.   MORTALITY AND EXPENSE RISK CHARGE

          The Company daily deducts a Mortality and Expense Risk Charge of .00002466 of the Policy's Net Asset Value in the Separate Account (and the Policy's Accumulated Value in the Interest Bearing Account), which is equal on an annual basis to 0.9% of the daily value of the net assets of the Separate Account (and the value in the general account attributable to the Interest Bearing Account). The mortality risk assumed is that the Insured may not live as long as expected. The expense risk assumed is that the actual expenses of administering the Policy will be greater than that assumed by the Company. The Company has primary responsibility for all administration for the Policy, the Separate Account and the Interest Bearing Account. Such administration includes, among other things, policy issuance, underwriting, maintenance of policy records, policy service, and all accounting, reserves calculations, regulatory and reporting requirements, and audit of the Separate Account. The Company expects to profit from this charge. Any such profit may be used for any proper corporate purpose including, among other things, payment of sales and distribution expenses.

     7.   CONTINGENT DEFERRED SALES AND ADMINISTRATIVE CHARGES

          To reimburse the Company for sales expenses and policy issue expenses, contingent deferred sales and administrative charges ("Deferred Charges") will be deducted from the proceeds in the event of a complete surrender of the Policy during its early years. A chart showing the percentage of deferred charges remaining at the beginning of policy years 2 through 9 is shown below. The contingent deferred sales charge will be used to offset the expenses that were incurred in the distribution of the Policy, including but not limited to representatives' commissions, advertising, sales materials, training allowances, and preparation of prospectuses for potential purchasers. In no instance will the charge exceed 30% of the Minimum First-Year Premium.

          The Company expects that sales charges collected by the Company under this Policy generally will not cover all costs associated with distributing this Policy. The Company anticipates using assets from its general account (including, among other things, amounts derived from mortality and expense risk charges) to pay a portion of the distribution expenses not paid by the sales charges.

          The contingent deferred administrative charge will be used to recover the first-year costs of underwriting and issuing the Policy. Although these charges accrue at the time the Policy is issued, they are deferred until such time as the Policy is surrendered. They are contingent in that they will not be collected unless the Policy is surrendered during the first nine policy years. No Deferred Charges will be deducted from the proceeds in the event of a partial surrender of the Policy.

          At the time the Policy is issued, the first month's portion of the Deferred Charges is placed in a non-segregated portion of the general account of the Company, which is referred to as the Deferred Charges Account. This amount will earn interest at a minimum rate of 4% per annum with the Company crediting additional interest, at its option, from time to time. At the next Monthly Day, taking into account the interest earned, the Company will transfer from the Separate Account and/or the Interest Bearing Account to the Deferred Charges Account the amount necessary to equal the then current Deferred Charges. This withdrawal will be made in the same percentages as premiums are currently allocated among the Subaccounts and the Interest Bearing Account. The Company will do the same each month for the first policy year (until the first Policy Anniversary) until the total first-year Deferred Charges shown in the table on pages 29 through 31 are collected.

          The Company will release on the first Monthly Day of the second policy year the amount in the Deferred Charges Account in excess of the then current Deferred Charges, taking into account the interest earned. This process continues each policy year on the Policy Anniversary until the 10th policy year or until the Policy is surrendered (see chart, below).

          The amount in the Deferred Charges Account is included in calculating the Accumulated Value of the Policy. The Company will withdraw Deferred Charges from the Deferred Charges Account only in the following instances:

          -    To pay surrender charges upon full surrender of the Policy; and

          - To release amounts back to the Separate Account and/or the Interest Bearing Account, in accordance with the most recent allocation instructions received by the Company, on the second through ninth Policy Anniversaries.

          The percentage of the first-year Deferred Charges remaining in each policy year is:

                 PERCENTAGE OF
 BEGINNING    FIRST-YEAR DEFERRED
POLICY YEAR    CHARGES REMAINING
-----------   -------------------
     2                95%
     3                90%
     4                85%
     5                75%
     6                65%
     7                50%
     8                35%
     9                20%
    10+               0%

   If the Policyowner surrenders the Policy, the Company will look only to the
    Deferred Charges Account for Deferred Charges that may be due. Thus, for example, if a Policyowner surrenders his or her Policy in the sixth month of the first-policy year, the Deferred Charges assessed by the Company will not exceed those amounts which are currently held in the Deferred Charges Account. If the Specified Amount is increased, additional Deferred Charges will apply. However, no additional Deferred Charges will apply if the increase in Specified Amount occurred solely due to a change in death benefit option.

                     FIRST-YEAR CONTINGENT DEFERRED CHARGES
                         PER $1,000 OF SPECIFIED AMOUNT

                          MALE                                       FEMALE
        ---------------------------------------   ---------------------------------------
ISSUE        STANDARD             NONSMOKER            STANDARD             NONSMOKER       ISSUE
 AGE      DAC + DSC = TDC      DAC + DSC = TDC      DAC + DSC = TDC      DAC + DSC = TDC     AGE
-----   ------------------   ------------------   ------------------   ------------------   -----
   0    1.25    .22   1.47                        1.25    .17   1.42                           0

   1    1.27    .25   1.52                        1.27    .20   1.47                           1

   2    1.29    .23   1.52                        1.29    .18   1.47                           2

   3    1.31    .26   1.57                        1.31    .21   1.52                           3

   4    1.33    .28   1.61                        1.33    .24   1.57                           4

   5    1.35    .32   1.67                        1.35    .27   1.62                           5

   6    1.37    .35   1.72                        1.37    .30   1.67                           6

   7    1.39    .39   1.78                        1.39    .34   1.73                           7

   8    1.41    .43   1.84                        1.41    .37   1.78                           8

   9    1.43    .47   1.90                        1.43    .41   1.84                           9

  10    1.45    .52   1.97                        1.45    .45   1.90                          10

  11    1.46    .58   2.04                        1.46    .50   1.96                          11

  12    1.47    .65   2.12                        1.47    .55   2.02                          12

  13    1.48    .72   2.20                        1.48    .61   2.09                          13

  14    1.49    .80   2.29                        1.49    .66   2.15                          14

  15    1.50    .88   2.38                        1.50    .72   2.22                          15

  16    1.51   1.03   2.54                        1.51    .85   2.36                          16

  17    1.53   1.16   2.69                        1.53    .98   2.51                          17

  18    1.55   1.29   2.84                        1.55   1.11   2.66                          18

  19    1.65   1.33   2.98                        1.65   1.16   2.81                          19

  20    1.75   1.38   3.13   1.75   1.38   3.13   1.75   1.21   2.96   1.75   1.21   2.96     20

  21    1.85   1.42   3.27   1.85   1.42   3.27   1.85   1.26   3.11   1.85   1.26   3.11     21

  22    1.95   1.46   3.41   1.95   1.46   3.41   1.95   1.31   3.26   1.95   1.31   3.26     22

  23    2.05   1.51   3.56   2.05   1.51   3.56   2.05   1.37   3.42   2.05   1.37   3.42     23

  24    2.15   1.55   3.70   2.15   1.55   3.70   2.15   1.42   3.57   2.15   1.42   3.57     24

  25    2.25   1.61   3.86   2.25   1.60   3.85   2.25   1.48   3.73   2.25   1.48   3.73     25

  26    2.36   1.67   4.03   2.36   1.64   4.00   2.36   1.53   3.89   2.36   1.53   3.89     26

COLUMN HEADINGS: DAC = First-Year Contingent Deferred Administrative Charge
                 DSC = First-Year Contingent Deferred Sales Charge
                 TDC = Total First-Year Deferred Charge

                           MALE                                       FEMALE
        -----------------------------------------   -----------------------------------------
ISSUE         STANDARD             NONSMOKER             STANDARD              NONSMOKER        ISSUE
 AGE      DAC + DSC = TDC       DAC + DSC = TDC       DAC + DSC = TDC       DAC + DSC = TDC      AGE
-----   -------------------   -------------------   -------------------   -------------------   -----
   27   2.50   1.71    4.21   2.50   1.65    4.15   2.50   1.58    4.08   2.50   1.56    4.06     27

   28   2.65   1.75    4.40   2.65   1.66    4.31   2.65   1.61    4.26   2.65   1.59    4.24     28

   29   2.80   1.79    4.59   2.80   1.67    4.47   2.80   1.65    4.45   2.80   1.62    4.42     29

   30   2.92   1.86    4.78   2.92   1.72    4.64   2.92   1.72    4.64   2.92   1.67    4.59     30

   31   3.08   1.97    5.05   3.08   1.80    4.88   3.08   1.81    4.89   3.08   1.75    4.83     31

   32   3.25   2.06    5.31   3.25   1.87    5.12   3.25   1.90    5.15   3.25   1.82    5.07     32

   33   3.40   2.18    5.58   3.40   1.97    5.37   3.40   2.01    5.41   3.40   1.91    5.31     33

   34   3.55   2.29    5.84   3.55   2.06    5.61   3.55   2.13    5.68   3.55   2.00    5.55     34

   35   3.68   2.43    6.11   3.68   2.17    5.85   3.68   2.26    5.94   3.68   2.11    5.79     35

   36   3.84   2.60    6.44   3.84   2.33    6.17   3.84   2.44    6.28   3.84   2.26    6.10     36

   37   3.99   2.79    6.78   3.99   2.49    6.48   3.99   2.62    6.61   3.99   2.43    6.42     37

   38   4.11   3.01    7.12   4.11   2.69    6.80   4.11   2.85    6.96   4.11   2.62    6.73     38

   39   4.30   3.17    7.47   4.30   2.81    7.11   4.30   3.01    7.31   4.30   2.74    7.04     39

   40   4.50   3.35    7.85   4.50   2.95    7.45   4.50   3.18    7.68   4.50   2.88    7.38     40

   41   4.70   3.57    8.27   4.70   3.11    7.81   4.70   3.36    8.06   4.70   3.04    7.74     41

   42   4.90   3.81    8.71   4.90   3.29    8.19   4.90   3.56    8.46   4.90   3.21    8.11     42

   43   5.10   4.07    9.17   5.10   3.48    8.58   5.10   3.78    8.88   5.10   3.39    8.49     43

   44   5.30   4.35    9.65   5.30   3.68    8.98   5.80   3.09    9.29   5.30   3.58    8.88     44

   45   5.60   4.63   10.13   5.50   3.88    9.38   5.50   4.19    9.69   5.50   3.77    9.27     45

   46   5.90   5.00   10.90   5.90   4.16   10.06   5.90   4.47   10.37   5.90   4.05    0.95     46

   47   6.30   5.30   11.60   6.30   4.46   10.76   6.30   4.75   11.05   6.30   4.33   10.63     47

   48   6.70   5.79   12.49   6.70   4.76   11.46   8.70   5.02   11.72   6.70   4.57   11.27     48

   49   7.10   6.19   13.29   7.10   5.06   12.16   7.10   5.29   12.39   7.10   4.81   11.91     49

   50   7.50   6.60   14.10   7.50   5.37   12.87   7.50   5.58   13.08   7.50   5.06   12.56     50

   51   7.90   7.00   14.90   7.90   5.68   13.58   7.90   5.87   13.77   7.90   5.32   13.22     51

   52   8.30   7.40   15.70   8.30   5.97   14.27   8.30   6.16   14.46   8.30   5.58   13.88     52

   53   8.70   7.80   16.50   8.70   6.28   14.98   8.70   6.45   15.15   8.70   5.85   14.55     53

   54   9.10   8.25   17.35   9.10   6.59   15.69   9.10   6.77   15.87   9.10   6.13   15.23     54

   55   9.50   8.75   18.25   9.50   6.93   16.43   9.50   7.12   16.62   9.50   6.42   15.92     55

COLUMN HEADINGS: DAC = First-Year Contingent Deferred Administrative Charge
                 DSC = First-Year Contingent Deferred Sales Charge
                 TDC = Total First-Year Deferred Charge

                             MALE                                          FEMALE
        ---------------------------------------------   ---------------------------------------------
ISSUE          STANDARD               NONSMOKER                STANDARD                NONSMOKER        ISSUE
 AGE       DAC + DSC = TDC         DAC + DSC = TDC         DAC + DSC = TDC         DAC + DSC = TDC       AGE
-----   ---------------------   ---------------------   ---------------------   ---------------------   -----
  56     9.70    9.22   18.92    9.70    7.31   17.01    9.70    7.42   17.12    9.70    6.63   16.38     56

  57     9.90    9.73   19.63    9.90    7.74   17.64    9.90    7.75   17.65    9.90    6.84   16.74-    57

  58    10.10   10.28   20.38   10.10    8.19   18.29   10.10    8.10   18.20   10.10    7.08   17.16     58

  59    10.30   10.89   21.19   10.38    8.69   18.99   10.30    8.47   18.77   10.30    7.31   17.61     59

  60    10.50   11.54   22.04   10.50    9.23   19.73   10.50    8.85   19.35   10.50    7.59   18.09     60

  61    10.55   12.15   22.70   10.55    9.76   20.31   10.55    9.17   19.72   10.55    7.83   18.38     61

  62    10.60   12.81   23.41   10.60   10.34   20.94   10.60    9.49   20.09   10.60    8.10   18.70     62

  63    10.65   13.52   24.17   10.65   10.98   21.63   10.65    9.83   20.48   10.65    8.39   19.04     63

  64    10.70   14.30   25.00   10.70   11.69   22.39   10.70   10.20   20.90   10.70    8.72   19.42     64

  65    10.75   15.18   25.93   10.15   12.48   23.23   10.75   10.60   21.35   10.75    9.08   19.83     65

  66    10.77   16.12   26.89   10.17   13.30   24.07   10.77   10.98   21.76   10.77    9.45   20.22     66

  67    10.79   17.15   27.94   10.79   14.22   25.01   10.79   11.39   22.18   10.79    9.82   20.61     67

  68    10.81   18.27   20.08   10.81   15.24   26.05   10.81   11.82   22.63   10.81   10.24   21.05     68

  69    10.83   19.48   30.31   10.83   16.37   27.20   10.83   12.32   23.15   10.83   10.72   21.55     69

  70    10.85   20.81   31.66   10.85   17.60   28.45   10.85   12.94   23.79   10.85   11.31   22.16     70

  71    10.87   22.22   33.09   10.87   18.97   29.84   10.87   13.60   24.47   10.87   11.95   22.82     71

  72    10.89   23.76   34.65   10.89   20.48   31.37   10.89   14.28   25.17   10.89   12.64   23.53     72

  73    10.91   25.44   36.35   10.91   22.13   33.04   10.91   15.07   25.98   10.91   13.42   24.33     73

  74    10.93   27.24   38.17   10.93   23.97   34.90   10.93   16.00   26.93   10.93   14.38   25.31     74

  75    10.95   29.20   40.15   10.95   26.02   36.97   10.95   17.14   28.09   10.95   15.53   26.48     75

COLUMN HEADINGS: DAC = First-Year Contingent Deferred Administrative Charge
                 DSC = First-Year Contingent Deferred Sales Charge
                 TDC = Total First-Year Deferred Charge

8.   TRANSFER FEE

     A Policyowner may transfer a Policy's Accumulated Value among one or more of the Subaccounts and the Interest Bearing Account. The Company may charge $20 per transfer and deduct the fee from the accumulated transferred value. Currently, the Company is waiving this charge. (See "POLICYOWNER RIGHTS - Transfer of Values," page 35.)

     9.   ANNUAL FUND OPERATING EXPENSES

          The Fund fees and expenses that a Policy Owner will pay periodically during the time that he or she owns the Policy range from 0.46% to 1.05%. These percentages are before any waiver or reimbursement and are based on the fees and expenses charged by the Funds for the fiscal year ended December 31, 2006.

          In addition, certain Funds may impose a redemption fee of no more than 2% of the amount of Fund shares redeemed. We may be required it implement a Fund's redemption fee. The redemption fee will be assessed against your Accumulated Value. For more information, please see each Fund's prospectus.

     10.  LOAN INTEREST SPREAD

          The loan interest spread is the difference between the amount of interest the Company charges for a loan (8% compounded annually) and the amount of interest the Company credits to the amount by the loan account (6% compounded annually). The loan interest spread is 2% annually.

     11.  FEDERAL AND STATE INCOME TAXES

          Other than premium taxes (and taxes in lieu of premium taxes) no charges are currently made against the Separate Account and/or Interest Bearing Account for federal or state income taxes. In the event the Company should determine that any such taxes will be imposed, the Company may make deductions from the Separate Account and/or Interest Bearing Account to pay such taxes.

E.   GRACE PERIOD, LAPSE AND REINSTATEMENT

     -    GRACE PERIOD

          If the Net Cash Value on any Monthly Day is less than the amount needed to pay the Monthly Deduction, the Company will mail a notice of termination to the Policyowner. A grace period of 61 days will begin on the date the notice is mailed.

     -    LAPSE

          The notice of termination (discussed above) will specify a premium due which is sufficient to pay the Monthly Deductions and loan interest due within the grace period. If the premium due is paid during the grace period, the Policy will continue In Force. If the Insured dies during the grace period, the overdue charges and any outstanding loan balance will be deducted from the Death Proceeds. If the premium due is not paid during the grace period, the Policy will lapse without value and insurance coverage will terminate.

     -    REINSTATEMENT

          The Policyowner may ask to have a lapsed policy reinstated. Reinstatement will be made based upon the original terms of Policy if the following conditions are met:

          - The Policyowner requests the Company to reinstate the Policy within five years after the end of the grace period.

          -    The request is in writing.

          - Satisfactory evidence of insurability must be provided to the Company; the cost of insurance rates following reinstatement will be based upon the risk classification of the reinstated Policy.

          - The Policyowner pays the amount due as stated in the notice of termination.

          - The Policyowner pays the amount of the Monthly Deductions due on the first three Monthly Days after the reinstatement is effective.

          - The Policyowner pays an amount equal to the difference between Deferred Charges on the date of lapse and Deferred Charges on date of reinstatement, if greater than zero, computed as if the lapse had not occurred. This amount will be reinstated in the Deferred Charges Account.

          The reinstatement will become effective on the Monthly Day next following the Company's approval of the reinstatement. The Company will reinstate Accumulated Value to the Deferred Charges Account in an amount equal to the lesser of the Deferred Charges on date of lapse or Deferred Charges on date of reinstatement, computed as if the Policy had not lapsed. The Deferred Charges thereafter will grade down as if the lapse had not occurred.

F.   POLICYOWNER RIGHTS

     1.   FREE-LOOK PERIOD

          The Policyowner may cancel the Policy within 45 days of the date of execution of the application, or within 10 days after the Policy and a Notice of Right of Withdrawal is received, whichever is later. To cancel the Policy, the Policyowner must mail or deliver the Policy to the representative who sold it or to the Company at its Home Office. The Policyowner will be sent a refund equal in amount to the total of:

          -    the charges deducted for state premium taxes,

          - the total amount of Monthly Deductions and any other charges deducted from Accumulated Value,

          - the Accumulated Value on the date the Company receives the returned Policy, less Indebtedness.

          If, however, applicable state law so requires, the Company will refund all premium payments made, unadjusted for investment experience prior to cancellation.

          If there is an increase in Specified Amount and such increase is not the result of the Automatic Increase Rider or change in death benefit option, the Policyowner will be granted a free-look period, as set forth for a new Policy, with respect to the increase. Upon requesting cancellation of the increase during the free-look period, the Policyowner who requests a refund will receive one; otherwise a credit will be made to the Policy's Accumulated Value allocated among the Subaccounts and Interest Bearing Account as if it were Net Premium, equal to all Monthly Deductions attributable to the increase in Specified Amount, including rider costs arising from the increase. The Company will make the refund or credit within seven days after the Company receives the request for cancellation on the appropriate form.

          The notice of free-look period upon an increase in Specified Amount will include a form for requesting a reversal of the increase during the free-look period. Net Premiums paid upon application of and after an increase in Specified Amount will be allocated to the Subaccounts of the Separate Account and/or the Interest Bearing Account and, except for Monthly Deductions attributable to the increase, will not be refunded following cancellation of the increase. Policyowners who request an increase in Specified Amount should take this into consideration in deciding whether to make any premium payments during the free-look period for the increase. (See "POLICYOWNER RIGHTS - Change of Specified Amount," page 33.)

     2.   POLICY LOANS

          -    APPLICATION FOR LOAN

               The Policyowner can borrow against the Policy an amount up to 80% (90% for Virginia residents) of the Cash Value. The written consent of assignees and Irrevocable Beneficiaries must be obtained prior to the policy loan. The Policy will be sole security for the policy loan.

               The loan date is the date the Company processes the loan request. The loan value will be determined as of the loan date. Payment will be made within seven days of the date the loan request is received in good order at the Home Office unless a suspension of payment is in effect (See "OTHER POLICY PROVISIONS - Suspension of Payments," page 44.)

               An amount equal to the loan will be withdrawn from the Subaccounts and/or Interest Bearing Account and transferred to the Loan Account until the loan is repaid. The Subaccounts and/or Interest Bearing Account may be specified by the Policyowner. If no specification is made, the loan amount will be withdrawn in the same percentages as Monthly Deductions are withdrawn from the Subaccounts and the Interest Bearing Account. If the Policyowner makes a specification but there are insufficient values in one or more of the Subaccounts and the Interest Bearing Account for withdrawal as the Policyowner specified, the loan amount will be withdrawn from all

               Subaccounts and the Interest Bearing Account on a pro rata basis based on values in the Subaccounts and the Interest Bearing Account.

          -    POLICY LOAN INTEREST

               Interest is payable on policy loans at 8% compounded annually. This rate is subject to change by the Company.

               Interest accrues on a daily basis from the loan date on policy loans. Interest is due and payable at the end of each policy year. If interest is not paid when due, an amount equal to the interest due less interest earned on the Loan

               Account will be transferred from the Subaccounts and Interest Bearing Account to the Loan Account. The amount of loan interest billed will increase the loan principal and be charged the same rate of interest as the loan.

               Policy values transferred to the Loan Account to secure policy loans earn interest at the rate of 6% compounded annually.

          -    REPAYMENT OF POLICY LOANS

               Any Indebtedness may be repaid while the Policy is In Force before the death of the Insured or before surrender. As the loan is repaid, the amount repaid will be transferred from the Loan Account to the Subaccounts and Interest Bearing Account in the same manner as premiums are allocated.

     3.   TRANSFER OF VALUES

          The Policyowner may transfer Accumulated Value from certain Subaccounts to other Subaccounts and to the Interest Bearing Account. A transfer may be requested in writing or by an authorized telephone transaction. A written request to transfer amounts must be made on a form satisfactory to the Company and contain the original signature of the Policyowner. The written request will take effect on the day the Company receives the written notice at its Home Office.

          Transfers of values from a Subaccount to another Subaccount or the Interest Bearing Account may be made at any time. However, a Policyowner may make transfers from the Interest Bearing Account into the Subaccounts only during any 30-day period beginning on and immediately following the Policy Anniversary.

          The Company may charge up to $20 per transfer for all additional transfers. The Company currently waives this charge.

          A Policyowner's telephone request to transfer amounts will be honored if the Policyowner has valid Telephone Authorization Form on file at the Home Office. A Policyowner may change the Telephone Authorization Form or may request that it be terminated. The change or termination takes effect when it is received in the Home Office.

          The Company will exercise reasonable care to prevent unauthorized telephone transactions. For example, the Company will:

          -    record calls requesting transfers;

          - ask the caller questions to determine if the caller is the policyowner;

          - transfer funds only to other Subaccounts and to the Interest Bearing Account; and

          - terminate the telephone transaction privilege after receipt of a written request from a Policyowner.

          If the Company does not use reasonable procedures to determine that the telephone instructions are genuine, the Company may be liable for any losses due to unauthorized or fraudulent instructions. On the other hand, if the Company uses reasonable procedures and believes the instructions to be genuine, the Policyowner is at risk of loss if someone gives unauthorized or fraudulent information to the Company.

          A telephone request to transfer amounts from one or more Subaccounts to other Subaccounts and/or the Interest Bearing Account or from the Interest Bearing Account to one or more Subaccounts which is received prior to 3:00 p.m. Central Standard Time or the close of the New York Stock Exchange, whichever is earlier, will take effect on the day the request is received. Transfer requests received after that time will be processed the following Valuation Day.

          A Policyowner who is unable to contact the Company by phone must submit the transfer request in writing. Such a request will take effect on the day it is received at the Home Office. A Policyowner is more likely to experience difficulty in contacting the Company by phone during periods of drastic economic or market changes.

          The Company reserves the right to discontinue allowing telephone transfers. In the event the Company discontinues this privilege, it will send written notice to all Policyowners who have currently valid Telephone Authorization Forms on file. Such discontinuance will become effective on the fifth Valuation Day following mailing of the notice by the Company.

          The Company further reserves the right to restrict the ability to transfer amounts among Subaccounts and/or the Interest Bearing Account if the Company feels such action is necessary to prevent the Policyowner from being considered the Policyowner of the assets of the Separate Account.

     -    ADDITIONAL TRANSFER LIMITS

          Frequent, large, or short-term transfers among Subaccounts, such as those associated with "market timing" transactions, can adversely affect the Series and the returns achieved by Policyowners. In particular, such transfers may dilute the value of Fund shares, interfere with the efficient management of the Series, and increase brokerage and administrative costs of the Series. These costs are borne by all Policyowners invested in the Subaccounts, not just those making the transfers.

          In order to try to protect Policyowners and the Series from potentially harmful trading activity, the Company has certain market timing policies and procedures (the "Market Timing Procedures").

          DETECTION. The Company employs various means in an attempt to detect, deter, and prevent frequent, large, or short-term transfer activity among the Subaccounts that may adversely affect other Policyowners or Fund shareholders. The Company may vary the Market Timing Procedures with respect to the monitoring of potential harmful trading activity from Subaccount to Subaccount, and may be more restrictive with regard to certain Subaccounts than others. However, the Company will apply the Market Timing Procedures, including any variance in the Market Timing Procedures by Subaccount, uniformly to all Policyowners. The Company also coordinates with the Series to identify potential market timers, and will investigate any patterns of trading behavior identified by Funds that may not have been captured through operation of the Market Timing Procedures.

          Please note that despite its best efforts, the Company may not be able to detect nor stop all harmful trading.

          DETERRENCE. Once a Policyowner has been identified as a "market timer" under the Market Timing Procedures, the Company notifies the Policyowner that from that date forward, for three months from the date the Company mailed the notification letter, the telephone transfer and withdrawal privilege will be revoked. He or she will only be permitted to make transfers or withdrawals by written request with an original signature conveyed through the U.S. mail or overnight delivery service. For purposes of applying the parameters used to detect potential market timers, the Company will aggregate transfers made on the same Valuation Day under multiple Policies owned by the same Policyowner.

          In its sole discretion, the Company may revise the Market Timing Procedures at any time without prior notice as necessary to (i) better detect and deter frequent, large, or short-term transfers that may adversely affect other Policyowners or Fund shareholders, (ii) comply with state or federal regulatory requirements, or (iii) impose additional or alternate restrictions on market timers (such as dollars or percentage limits on transfers). The Company also reserves the right, to the extent permitted by applicable law, to implement and administer redemption fees imposed by one or more of the Series in the future. If required by applicable law, the Company may deduct redemption fees imposed by the Series. Further, to the extent permitted by law, the Company also reserves the right to defer the transfer privilege at any time that it is unable to purchase or redeem shares of the Series.

          The Company currently does not impose redemption fees on transfers, or expressly allow a certain number of transfers in a given period, or limit the size of transfers in a given period. Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than the Company's in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

          The Company's ability to detect and deter such transfer activity is limited by its operational and technological systems, as well as by its ability to predict strategies employed by Policyowners (or those acting on their behalf) to avoid detection. Accordingly, despite the Company's best efforts, it cannot guarantee that the Market Timing Procedures will detect or deter frequent or harmful transfers by such Policyowners or intermediaries acting on their behalf. However, the Company applies the Market Timing Procedures consistently to all Policyowners without waiver or exception.

          FUND FREQUENT TRADING POLICIES. Each Fund has adopted its own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for each Fund describe any such policies and procedures. The frequent trading policies and procedures of a Fund may be different, and more or less restrictive, than the frequent trading policies and procedures of other Series and polices and procedures the Company has adopted to discourage market timing and other programmed, large, frequent, or short-term transfers. A Fund may impose redemption fees on transfers.

          OMNIBUS ORDERS. Policyowners and other persons with material rights under the Contracts also should be aware that the purchase and redemption orders received by the Fund generally are "omnibus" orders from intermediaries such as retirement plans and separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual Policyowners of variable insurance contracts and individual retirement plan participants. The omnibus nature of these orders may limit the Fund's ability to apply its respective frequent trading policies and procedures. In addition, if a Fund believes that an omnibus order the Company submits may reflect one or more transfer requests from Policyowners engaged in market timing and other programmed, large, frequent, or short-term transfers, the Fund may reject the entire omnibus order and thereby delay or prevent the Company from implementing your request.

     4.   DOLLAR COST AVERAGING

          Through the Dollar Cost Averaging program, a Policyowner may purchase units of the subaccounts at regular intervals (monthly, quarterly, semi-annual, or annual) in fixed dollar amounts by making transfers from the Money Market Subaccount. The fixed dollar amount will purchase more units when the value of a subaccount is low and fewer units when the value of a subaccount is high. Over time, the cost per unit averages out to be not as high as if all purchases had been made at the highest cost and not as low as if all purchases had been made at the lowest cost Dollar Cost Averaging reduces the risk of making purchases only when prices are high. It does not assure profit or protect against loss in declining markets. Policyholders interested In the Dollar Cost Averaging program should consider their ability to maintain steady purchases at times when prices are low.

          The minimum transfer amount for dollar-cost averaging is the equivalent of $100 per month. If less than $100 remains in the Money Market Subaccount, the entire amount will be transferred. The amount transferred to a Subaccount must be at least 1% of the amount transferred and must be stated in whole percentages.

          Once elected, dollar-cost averaging remains in effect until the earliest of: (1) the Accumulated Value in the Money Market Subaccount is depleted to zero; (2) you cancel the election by Written Request; or (3) for three successive months, the Accumulated Value in the Money Market Subaccount has been insufficient to implement the dollar-cost averaging instructions you have given to us. We will notify you when dollar-cost averaging is no longer in effect.

          There is no additional charge for using dollar-cost averaging. We reserve the right to discontinue offering dollar-cost averaging at any time and for any reason.

     5.   CHANGE OF ALLOCATIONS

          The Policyowner may change the allocation of future Net Premiums by requesting the change in writing or by phoning the Company. (See "PREMIUMS - Allocation of Net Premiums," page 24.) The Policyowner may also change the percentages of Monthly Deductions withdrawn from each Subaccount and Interest Bearing Account by written request or by phone. (See "CHARGES AND DEDUCTIONS - Monthly Deduction," page 25.) Any allocation to, or withdrawal from, a Subaccount and Interest Bearing Account must be at least 1% of Net Premiums and only whole percentages are allowed.

          The Company will honor changes in allocation of Net Premiums and withdrawal of the Monthly Deduction which are requested by phone provided the Policyowner has a properly completed Telephone Authorization Form on file at the Home Office of the Company. (See "POLICYOWNER RIGHTS -Transfer of Values," above.)

          A telephone request to change allocation of premiums will be effective with the first premium payment on or following the date the request for change is received at the Home Office of the Company. A telephone request to change the allocation of withdrawal of Monthly Deductions will be effective on the first Monthly Day on or following the date the telephonic request is received at the home office of the Company.

     6.   CHANGE OF DEATH BENEFIT OPTION

          The Policyowner may change the death benefit option which is in effect. The change will become effective on the Monthly Day next occurring after a written request is received at the home office or the first Monthly Deduction after Underwriting is complete if evidence was requested. The Company reserves the right to require evidence of insurability as a condition to change the Death Benefit Option.

          If the change is from Death Benefit Option 1 to Death Benefit Option 2 the Company will reduce the Specified Amount by the amount of the Accumulated Value on the effective date of the change. This change will not alter the amount of the Policy's death benefit at the time of the change, but will affect how the death benefit is determined from that point on. The death benefit will vary with Accumulated Value from that point on, unless the death benefit derived from application of the Death Benefit Ratio applies. (See "POLICY BENEFITS - Death Proceeds," page 18.) No change from Death Benefit Option 1 to Death Benefit

          Option 2 will be allowed if the resulting Specified Amount would be less than $40,000 ($8,000 for issue ages 65 and over).

          If the change is from Death Benefit Option 2 to Death Benefit Option 1, the Company will increase the Specified Amount by the amount of the Accumulated Value on the effective day. This change does not alter the amount of the Policy's Face Amount at the time of the change, but will affect the determination of the Face Amount from that point on. The Face Amount as of the date of the change becomes the new Specified Amount and will remain at that level, unless the Face Amount derived from application of the Death Benefit Ratio applies.

          The insurance goals of the Policyowner determine the appropriate death benefit option. Policyowners who prefer to have changes in their Accumulated Value reflected in their death benefit should choose Death Benefit Option 2. Policyowners who desire a level death benefit and relatively lower net amount at risk and hence lower cost of insurance charges should choose Death Benefit Option 1.

          A change of death benefit option will also change the Cost of Insurance for the duration of the Policy. The Cost of Insurance on any Monthly Day is equal to the Face Amount minus the Accumulated Value, multiplied by the cost of insurance rate. The cost of insurance rate is the same under both options, but the difference between Face Amount and Accumulated Value varies indirectly with Accumulated Value under Death Benefit Option 1, but is constant under Death Benefit Option 2 unless the Face Amount derived from application of the Death Benefit Ratio applies.

     7.   CHANGE OF SPECIFIED AMOUNT

          The Specified Amount may be changed at any time after the first policy year. The Specified Amount is used to determine the Face Amount of the Policy.

          (See "POLICY BENEFITS - Death Proceeds, Amount of Death Proceeds - Death Benefit Options 1 and 2," page 18). Changes must be requested in writing and are subject to the conditions below:

          - DECREASES. After the decrease, the Specified Amount must be at least $40,000. The decrease will become effective on the Monthly Day following or coincident with the day the request is received at the home office. For purposes of determining the Cost of Insurance, the decrease will be applied to the initial Specified Amount and to increases in the Specified Amount in reverse order in which they become effective. Such a decrease does not result in reduced Deferred Charges.

          - INCREASES. A supplemental application must be filed, and the Company must be provided with evidence of insurability satisfactory to it. The effective date of the increase will be shown on an endorsement to the Policy. The incontestability and Suicide Provisions apply to the increase as if a new Policy had been issued for the amount of the increase.

               Increases in Specified Amounts not resulting from a change from Option 2 to Option 1 will result in the assessment and release of additional Deferred Charges as though a new Policy had been issued for the amount of the increase. In no instance will the additional deferred sales charge exceed 30% of the premium and Cash Value allocable to the increase. When there is an increase in Specified Amount which results in the imposition of additional Deferred Charges, the Policyowner is granted a free-look and an exchange privilege with respect to the increase. (See POLICYOWNER RIGHTS - Free-Look Period, page 33 and Exchange of Policy below.) When the Specified Amount is increased, the Cash Value of the original Policy will be allocated between the original Specified Amount and the Increased Specified Amount according to the ratio of the increased Specified Amount to the original Specified Amount.

               The Company reserves the right to require the payment of additional premiums in an amount equal to the Minimum First-Year Premium which would be charged based on Attained Age and rating class for a newly-issued Policy with a Specified Amount equal to the amount of increase, as a condition of allowing an increase where the Cash Value allocated to the increase is insufficient to support the increase. (See "CHARGES AND DEDUCTIONS - Contingent Deferred Sales and Administrative Charges," page 27.) The rating class assigned to an increase in Specified Amount may result in the use of Cost of Insurance charges different than the cost of insurance rate charged on the original Specified Amount.

               In addition to these changes, other changes in the Specified Amount may be provided by rider. For limitations on, and possible tax consequences of, a change in Specified Amount, see POLICY PROCEEDS - Partial Surrender, page 22.

          8.   EXCHANGE OF POLICY

               The Policy may be exchanged any time within 24 months after the Issue Date for a policy of permanent fixed benefit insurance, or for any other policy which the Company may agree to issue on the life of the Insured. "Fixed benefit insurance" means any permanent plan of insurance providing benefits which do not depend on the investment experience of a Separate Account. No evidence of insurability is required. All Indebtedness must be repaid before the change is made.

               The exchange will be effective when the Company receives:

               - Written request for the policy exchange or change signed by the Policyowner;

               -    Surrender of the Policy; and

               -    Payment of any required costs.

               The new policy will have the same Issue Date, Issue Age, and risk classification as the Policy. The new policy will have either the same death benefit or the same net amount at risk (depending on the type of policy received on the exchange) as the Policy or increase in Specified Amount on the exchange date at the election of the Policyowner.

               In the event of exercise of the exchange right with respect to an increase in Specified Amount, the amount of Cash Value transferable to the new policy shall be limited to the amount allocated to the increase in the Specified Amount. (See POLICYOWNER RIGHTS - Change of Specified Amount, page 40.) The exchange will be subject to an equitable adjustment in payments and Cash Values to reflect differences, if any, between the Policy and the new policy. The Policyowner will also have the option to transfer without charge on the exchange date, any portion of the Net Cash Value of the original Policy as premium to the new policy. The exchange will be subject to normal underwriting rules and other conditions determined by the Company.

          9.   TRANSFER OF OWNERSHIP

               The Policyowner may transfer ownership of the Policy. The written consent of all Irrevocable Beneficiaries must be obtained prior to such transfer. The notice of transfer must be in writing and filed at the Home Office. The transfer will take effect as of the date the notice was signed. The Company may require that the Policy be sent in for endorsement to show the transfer of ownership.

               The Company is not responsible for the validity or effect of any transfer of ownership. The Company will not be responsible for any payment or other action the Company has taken before having received written notice of the transfer.

          10.  COLLATERAL ASSIGNMENTS

               The Policyowner may assign the Policy as collateral security. The written consent of all Irrevocable Beneficiaries must be obtained prior to such assignment. The assignment must be in writing and filed at the Home Office. The assignment will then take effect as of the date the notice was signed.

               The Company is not responsible for the validity or effect of any collateral assignment. The Company will not be responsible for any payment or other action the Company has taken before having received the written collateral assignment.

               A collateral assignment takes precedence over the interest of a Beneficiary. Any policy proceeds payable to an assignee will be paid in one sum. Any remaining proceeds will be paid to the designated Beneficiary or Beneficiaries.

               A collateral assignee is not a Policyowner. A collateral assignment is not a transfer of ownership.

          11.  SETTLEMENT OPTIONS

               Settlement options other than lump sum payments are available for Death Proceeds, surrender proceeds, and maturity proceeds, payable to natural persons, subject to certain restrictions on Death Proceeds. (See "POLICY BENEFITS - Death Proceeds, Payment of Death Proceeds," page 18.) Proceeds payable to other than a natural person will be applied only under settlement options consented to by the Company. The five settlement options available are as follows:

     A.   INTEREST OPTION

          Policy proceeds may be left at interest with the Company during the lifetime of the payee. The Company determines the interest rate each year by the Company. It is guaranteed to be not less than the settlement option rate of interest shown on the specifications page contained in the Policy.

          The payee may choose to receive interest payments either once a year or once a month. The payee may withdraw any remaining proceeds, if this right was given at the time the option was selected.

     B.   INSTALLMENT OPTION

          The proceeds may be left with the Company to provide equal monthly installments for a specified period. No period can be greater than 30 years. The interest the Company guarantees to pay is set forth in the Policy. Additional interest, if any, will be payable as determined by the Company.

          The payee may withdraw the present value of any remaining guaranteed installments, but only if this right was given at the time the option was selected.

     C.   LIFE INCOME - GUARANTEED PERIOD CERTAIN

          The proceeds may be left with the Company to provide monthly installments for as long as the original payee lives. A guaranteed period may be selected. Payments will cease when the original payee dies or at the end of the guaranteed period, whichever is later. If the original payee dies during the guaranteed period, the remaining guaranteed payments will be paid to the successor payee.

          Guaranteed periods which may be selected are:

          -    10 years.

          -    20 years.

          - A period of years such that the total installments during the period will be at least equal to the proceeds applied under the option.

          It is also possible to take the life income without a guaranteed period. In such case, the monthly installment amount will depend on the Age and sex of the original payee on the date of the first payment.

          Dividends, if any, will be payable as determined by the Company.

     D.   JOINT AND SURVIVOR LIFE INCOME

          The proceeds may be left with the Company to provide monthly installments for two payees for a guaranteed period of 10 years. After the 10-year period is over, payments will continue as long as either of the original payees is living. The monthly Installment amount will depend on the Age and sex of both payees at the date of the first payment.

     E.   CURRENT ANNUITY OPTION

          Part or all of the proceeds may be used to purchase a single premium immediate annuity. Selection must be made within 31 days of settlement under the Policy. The settlement must occur at least five years after the Issue Date.

          The premium rate for this purchase will be 3% less than the Company's published rate for such an annuity at the time of selection.

     The Company may, at its option, provide for additional settlement options. When the Policies described herein are used in conjunction with an employer-sponsored benefit plan, the settlement options will not be based on the sex of the Insured.

G.   OTHER POLICY PROVISIONS, DEFINITIONS

     1.   CONDITIONS FOR POLICY ISSUE

          The minimum Specified Amount for this Policy is $50,000. The Policy may be issued on individuals up to 75 years of Age. The Company requires evidence of insurability satisfactory to it before issuing a Policy. In some cases, this evidence will include a medical examination. Standard rates are determined based on Age and sex. Higher rates are charged if the Company determines that for some reason the Insured is a higher mortality risk. Preferred rates are charged for nonsmokers over the Age of 19.

     2.   ISSUE DATE

          The Issue Date is the date used to determine Policy Anniversaries and Monthly Days. If a premium is paid with the application, the Issue Date ordinarily will be the later of the date of the application or the date of any required medical examination undertaken in accordance with the Company's underwriting requirements. If a premium is submitted with the application, insurance coverage will begin as of the Issue Date provided the applicant subsequently is deemed to have been insurable. If a premium is not paid with the application, the Issue Date will ordinarily be approximately 10 days after underwriting approval. Insurance coverage will begin on the later of the Issue Date or the date the premium is received.

     3.   RECORD DATE

          The Record Date is the date on which the Company has completed its underwriting and entered the Policy in its records as an In Force Policy.

     4.   POLICYOWNER, BENEFICIARY, IRREVOCABLE BENEFICIARY

          The Policyowner is named in the application. The Policyowner may be other than the Insured. One or more Beneficiaries may be named in the application. Beneficiaries may be classified as primary or contingent. If no primary Beneficiary survives the Insured, payment will be made to contingent Beneficiaries. Beneficiaries in the same class will receive equal payments unless otherwise directed. A Beneficiary must survive the Insured in order to receive his or her share of the Death Proceeds. If a Beneficiary dies before the Insured dies, his or her unpaid share Is divided among the Beneficiaries who survive the Insured. The unpaid share will be divided equally unless the Policyowner directs otherwise. If no Beneficiary survives the Insured, the Death Proceeds will be paid to the Policyowner, if living, or to the Policyowner's estate.

          The Policyowner may change the Beneficiary while the Insured is living unless the Policyowner has designated the Beneficiary as irrevocable. The written consent of all Irrevocable Beneficiaries must be obtained prior to such change. To make a change, the Policyowner must provide the Company with a written request satisfactory to the Company. The request will not be effective until the Company records it. After the request is recorded, it will take effect as of the date the Policyowner signed the request The Company will not be responsible for any payment or other action it takes before it records the request The Company may require the Policy be returned for endorsement of the Beneficiary change. If you have selected multiple beneficiaries, they all must complete and return their Claimant's Statement for Death Benefit form before any of them will be paid death benefit proceeds.

          Naming different persons as Owner(s), the Insured and Beneficiary(ies) can have important impacts on whether the death benefit is paid, and on who would receive it. Carefully consider the potential consequences under various scenarios when naming Policyowners, the Insured, and Beneficiaries, and consult your sales representative or financial advisor.

     5.   INCONTESTABILITY

          The incontestability provision in the Policy, which prevents the Company from denying coverage for misrepresentation after the Policy has been In Force for two years, applies only to the initial Specified Amount designated in the application. The incontestability period for any amount over and above the Initial Specified Amount is governed by its own two-year incontestability period to which such additional amount is attributable.

          While the Policy is contestable, the Company may rescind the increase or defend a claim for the amount of the increase only on the basis of a material misrepresentation in the supplemental application.

          If a Policy is reinstated, a new two-year contestability period (apart from any remaining contestability period) will apply from the date of reinstatement. This contestable period applies only to statements made in the application for reinstatement.

     6.   EFFECT OF MISSTATEMENT OF AGE OR SEX

          If the Insured's Age or sex has been misstated, the amount payable and other benefits will be adjusted without regard to the two-year contestability period. The death benefits payable will be adjusted based on what the cost of insurance charge for the most recent Monthly Day would have purchased based on the current Age and sex.

     7.   SUICIDE

          Suicide of the Insured, while sane or insane, within two years of the Issue Date, is not covered by the Policy. If the Insured does commit suicide, the amount payable will be calculated as described in the Rescission Section below describing rescission proceeds.

     8.   RESCISSION

          If the Policy is rescinded pursuant to the incontestability or suicide provisions of the Policy, rescission proceeds payable to the Policyowner shall be equal to:

          - Charges deducted for state premium taxes (or taxes in lieu of premium taxes); PLUS

          - the total amount of Monthly Deductions and any other charges deducted from Accumulated Value; PLUS

          -    the Accumulated Value on the date the refund is calculated; MINUS

          -    Indebtedness.

          If the Insured, whether sane or insane, commits suicide within two-years of the date of the increase, or if the increase is rescinded the only amount payable with respect to the increase of Specified Amount will be a return of the Monthly Deductions made for the increase.

     9.   DIVIDENDS

          While the Policy is In Force, it will share in the divisible surplus of the Company. The Policy's share is determined annually by the Company. it is payable annually on the Policy Anniversary. The Policyowner may select to have dividends paid into the Subaccounts and the Interest Bearing Account as Net Premiums or to have dividends paid in cash. If no option is selected, the dividends will be paid into Subaccounts and/or Interest Bearing Account as Net Premiums. The Company currently does not expect to pay dividends during the first 10 policy years. During the 11th policy year and thereafter, the Company expects to pay annual dividends. These dividends are not guaranteed. They are reflected in certain illustrations in the Appendix A.

     10.  SUSPENSION OF PAYMENTS

          For amounts allocated to the Separate Account, the Company may suspend or postpone the right to transfer among Subaccounts, make a surrender or partial surrender, and take a policy loan when the New York Stock Exchange is closed other than for customary weekend and holiday closings; during periods when trading on the Exchange is restricted as determined by the Commission; during any emergency as determined by the Commission which makes it impractical for the Separate Account to dispose of its securities or value its assets; or during any other period permitted or required by order of the Commission for the protection of investors.

          To the extent values are allocated to the Interest Bearing Account, the payment of full or partial surrender proceeds or loan proceeds may be deferred for up to six (6) months from the date of the surrender or loan request. Death proceeds may be deferred for up to 60 days from the date the Company receives proof of death.

H.   RIDERS

     Additional insurance and/or benefits may be added to a Policy. The additional coverage or benefits are evidenced by a rider which must be attached to the Policy. Riders may be added at any time subject to normal underwriting requirements. The cost of the additional insurance and/or benefits is deducted as part of the Monthly Deduction. (See CHARGES AND DEDUCTIONS - Monthly Deduction, page 25.)

     Seven riders are currently available to Policyowners. However, the Company reserves the right to not make available any of these seven riders or to offer additional riders. The riders currently available are as follows:

          CHILDREN'S INSURANCE RIDER: Provides level term insurance to Age 23 of the child or Age 65 of the parent, if sooner, on the children of the Policyowner. The death benefit will be payable to the Beneficiary stated in the rider upon the death of any insured child. If the insured parent dies prior to the termination of this rider, the coverage on each child becomes paid-up term insurance to Age 23. This rider may be converted without evidence of insurability on each insured child's 23rd birthday or at Age 65 of the parent, if sooner.

          GUARANTEED INSURABILITY RIDER: Guarantees that additional insurance may be purchased on the life of the Insured on specific future dates at standard rates without evidence of insurability. It is issued to standard risks only. Issue Ages are 0-37.

          ACCIDENTAL DEATH BENEFIT: Provides for the payment of an additional death benefit on the life of the Insured should death occur due to accidental bodily Injury occurring before Age 70. The premium for the Accidental Death Benefit is payable to Age 70.

          DISABILITY WAIVER OF MONTHLY DEDUCTIONS: Monthly deductions for administrative and life insurance costs will be waived during the Insured's total disability. Issued to Age 55; renewable to Age 65.

          AUTOMATIC INCREASE RIDER: Provides automatic increases in the Policy's Specified Amount on each Policy Anniversary, without evidence of insurability, while this rider remains in force. Available until the 15th Policy Anniversary or until the Insured's 55th birthday, whichever is first, for Issue Ages 0-50 and for five years at Issue Ages 51-55. This rider is no longer available on this product.

          OTHER INSURED RIDER: Provides level term insurance on the life of another person in addition to the primary insured. Death benefit of this rider expires on "other insured's" 95th birthday or upon termination of the Policy. Death benefit of this rider may be decreased (subject to a minimum) or increased with evidence of insurability. Available from other insured's Age 0 to 65. Available only on the spouse and/or children within the family of the primary insured.

          FAMILY INSURANCE RIDER: Provides the same insurance benefit on the children of the Policyowner that the Children's Insurance Rider provides, plus a combination of a level and decreasing term insurance for the spouse of the Policyowner. This rider is no longer available on this product.

                       IV. SEPARATE ACCOUNT VOTING RIGHTS

In accord with its view of present applicable law, the Company will, except as provided below, vote the shares of the Fund held in the Separate Account at special meetings of the shareholders of the Fund in accordance with instructions received from persons having voting interest in the corresponding Subaccounts of the Separate Account. The Company will vote shares for which it has not received timely instructions, in the same proportion as it votes shares for which it has received instructions. However, if the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote the shares of the Fund in its own right, it may elect to do so.

The Policyowner shall have the voting interest under a Policy. The number of votes the Policyowner has the right to instruct will be calculated separately for each Subaccount. The Policyowner shall have the right to instruct one vote for each $100 of Accumulated Value in the Subaccount with fractional votes allocated for amounts less than $100.

The number of shares which a Policyowner has a right to vote will be determined as of the date to be chosen by the Company not more than 60 days prior to the meeting of the Fund. Voting instructions will be solicited by written communication at least 10 days prior to such meeting.

Policyowners having voting interest in the Subaccounts will receive periodic reports relating to the Subaccounts in which they have an Interest and proxy materials and a form with which to give such voting instructions with respect to the proportion of the shares held In the Subaccounts corresponding to their interest in the appropriate Subaccounts.

DISREGARD OF VOTING INSTRUCTIONS

The Company may, when required by state insurance regulatory authorities, vote shares of the Fund or a Series of the Fund without regard to voting instructions from Policyowners, if the instructions would require that the shares be voted so as to cause a change in the sub-classification of the Fund, or investment objectives of the Fund or one or more of its Series, or would approve or disapprove an investment advisory contract for the Fund.

In addition, the Company itself may, under certain circumstances, vote shares of the Fund or a Series of the Fund without regard to voting instructions from Policyowners in favor of changes initiated by Policyowners in the investment policy or the Investment Adviser or principal underwriter of the Fund or one or more Series of the Fund.

For example, the Company may disapprove a change only if the disapproval is reasonable and is based upon the Company's good faith determination that the proposed change is contrary to state or federal law or the Company determines that the change would have an adverse effect on its general account in that the proposed change may result in overly speculative or unsound investments.

       V. CUNA MUTUAL INSURANCE SOCIETY DIRECTORS AND EXECUTIVE OFFICERS

    BOARD OF DIRECTORS                    BIOGRAPHICAL INFORMATION
-------------------------   ----------------------------------------------------
Eldon R. Arnold, Director
                            2002 - Present:  CMIS Board of Directors
                            04/97-Present:    CEFCU(Caltech Employees Federal
                            Credit Union) Financial Services, Inc., Director &
                            Secretary of the Board
                            July 2004-2005:   Council Member - Federal Reserve
                                              Board
                            4/2003 - 2/2007:  Director - Community Foundation of
                                              Central Illinois
                            3/2002 - 4/2006:  Director - Peoria Civic Federation
                            2002-Present:     Mid-States Corporate Credit Union
                                              - Advisory Council
                            1997-2003:        Filene Research Institute
                                              - Advisory Council
                            1997-Present:     Credit Union Executives Society
                            2003-Present:     National Action Response Program

James L. Bryan, Director    Member of the CMIS Board since 1995. Mr. Bryan is
                            also a former Chairman of the Boards and the Retired
                            President and Chief Executive Officer of Texans
                            Credit Union, a position he held for over 28 years.
                            2006: Texans Financial (CUSO) - Director

Loretta M. Burd, Director   Member of the CMIS Board since 1997. Ms. Burd is
                            currently Chairman of the Boards. She is the
                            President and Chief Executive Officer of Central
                            Credit Union and served as Vice President of
                            Administration of Central for eight years prior to
                            becoming President and Chief Executive Officer.
                            Present: B-Clean - President/Owner
                            Present: Burd & Burd - Owner
                            Present: Centra Financial Services - Board Member

William B. Eckhardt,        Member of the CMIS Board since 2005. Mr. Eckhardt
Director                    has also been President and Chief Executive Officer
                            of Alaska USA Federal Credit Union since 1979. He is
                            also Chairman of Alaska USA Insurance Agency, LLC,
                            Chairman of Alaska USA Trust Company, and serves in
                            executive positions for Alaska USA Mortgage Company
                            and Alaska Option Services Corporation.
                            Present: Trading Bay Alaska Charters, Owner
                            Present: Alaska Credit Union League, Director
                            Present: Alaska USA Insurance Brokers, Chairman
                            Present: Alaska USA Mortgage Company, Secretary/
                                     Treasurer
                            Present: Alaska USA Trust Company, Chairman
                            Present: Alaska Option Services Corporation,
                                     Treasurer

Joseph J. Gasper, Jr.,      Member of the CMIS Board since 2005. Mr. Gasper was
Director                    also the President and Chief Operating Officer of
                            Nationwide Financial, Nationwide Life Insurance and
                            Nationwide Life & Annuity Insurance for eight years
                            until his retirement in 2004.

Bert J. Hash, Jr.,          Member of the CMIS Board since 2005. Mr. Hash has
Director                    also been President and Chief Executive Officer of
                            Municipal Employees Credit Union of Baltimore, Inc.
                            since 1997.
                            Present:  MDDCUA, Treasurer
                            Present:  MDCUF, Treasurer
                            Present:  AACUC, Secretary

Jeffrey D. Holley,          1999 - Present, CUNA Mutual Group, Chief Financial
Executive Vice President           Officer

David Lundgren, Executive   04/2006 - Present: CUNA Mutual Group, Chief Product
Vice President                                 Officer
                            04/2005 - 04/2006: CUNA Mutual Group, Chief
                                               Administrator Officer
                            1998 - 2004:       Fireman's Fund Insurance Company/
                                               Allianz, EVP/CAO

David P. Marks, Executive   09/2005 - Present: CUNA Mutual Group, Chief
Vice President                        Investment Officer
                            03/2003 - 06/2005: Citigroup Insurance Investments,
                                      Chief Investment Officer
                            10/2002 - 03/2003: CIGNA Investments, Chief
                                      Investment Officer

Victoria W. Miller,         Member of the CMIS Board since 2005. Ms. Miller is
Director                    formerly the Executive Vice President and Chief
                            Financial Officer of Turner Broadcasting System,
                            Inc. Before joining Turner, she was Chief Financial
                            Officer of Bonnet Resources Corporation, an
                            affiliate of Banc One, Senior Vice President and
                            Treasurer of Nations Banks of Florida Inc. and Vice
                            President of Wachovia Bank of Georgia.

C. Alan Peppers, Director   Member of the CMIS Board since 1999. Mr. Peppers is
                            also the President and Chief Executive Officer of
                            Westerra Credit Union. Prior to leading Westerra, he
                            served as President and Chief Executive Officer of
                            Denver Municipal Federal Credit Union from 1997 to
                            1991.
                            Present: Westerra Services Inc., President /
                            CEO

Jeff Post, Director,        President and Chief Executive Officer of CMIS since
Chief Executive Officer &   2005. Mr. Post was President and Chief Executive
President                   Officer of Fireman's Fund Insurance Company for
                            three years until 2005.

                            Prior to that time, he served as the Chief Financial
                            Officer and Chief Actuary of Fireman's Fund.

Neil A. Springer,           Member of the CMIS Board since 1996. Mr. Springer
Director                    has held the offices of Chairman and Vice Chairman
                            of the Boards, and has also served as Secretary and
                            Treasury of the companies. He is also the Managing
                            Director of Springer & Associates and the retired
                            President and Chief Operating Officer of Navistar
                            International Corporation. Additionally, Mr.
                            Springer serves on the Board of Directors of Idex
                            Corporation, U.S. Freightways and Walters
                            Industries.

Robert N. Trunzo,           06/2005 - Present: CUNA Mutual Group, Chief Sales
Executive Vice President                       Officer
                            09/2002 - 06/2005: Frank F. Haack & Associates, an
                                               HRH Company, EVP

Farouk D.G. Wang,           Member of the CMIS Board since 1994. Mr. Wang is
Director                    also the Director of Buildings & Grounds Management
                            for the University of Hawaii. He is a past Chairman
                            of the University of Hawaii Federal Credit Union and
                            the Hawaii Credit Union League. Present: University
                            of HI Federal CU, Board of Director Present: CUFS,
                            Director

Larry T. Wilson, Director   Member of the CMIS Board since 1986. Mr. Wilson
                            served as Chairman of the Boards from 1997 until
                            1999 and previously held the offices of Vice
                            Chairman of the Boards and Treasurer and Secretary
                            of the companies. Additionally, Mr. Wilson has been
                            President and Chief Executive Officer of Coastal
                            Federal Credit Union since 1974. Present: CUDL,
                            Director Present: NAFCU, Director

James W. Zillinski,         Member of the CMIS Board since 2006. Mr. Zillinski
Director                    is the retired Chairman, President and Chief
                            Executive Officer of Berkshire Life Insurance
                            Company of America and is currently a Board member
                            of Bottomline Technologies Inc. He previously served
                            as President of the Investment Services Group of The
                            BISYS Group Inc. Prior to that time, Mr. Zillinski
                            was Executive Vice President and Chief Marketing
                            Officer of New England Mutual Life Insurance Company
                            and was President of new England Securities.
                            Present: Bottom-line Technologies

                         VI. FEDERAL INCOME TAX MATTERS

A.   INTRODUCTION

     The following summary provides a general description of the Federal income tax considerations associated with the policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon our understanding of the present Federal income tax laws. No representation is made as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

B.   TAX STATUS OF THE POLICY

     In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that the policy should satisfy the applicable requirements. There is less guidance, however, with respect to policies issued on a rated or automatic issue basis and policies with term riders added and it is not clear whether such policies will in all cases satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we may take appropriate steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions in order to do so.

     In certain circumstances, owners of variable life insurance contracts have been considered for Federal income tax purposes to be the owners of the assets of the variable account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the policies, such as the flexibility of a Policyowner to allocate premiums and cash values, have not been explicitly addressed in published rulings. While we believe that the Policy does not give Policyowners investment control over Separate Account assets, we reserve the right to modify the policies as necessary to prevent a Policyowner from being treated as the owner of the Separate Account assets supporting the policy.

     In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Funds, will satisfy these diversification requirements.

     The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

C.   TAX TREATMENT OF POLICY BENEFITS

     IN GENERAL. The Company believes that the death benefit under a Policy should be excludible from the gross income of the beneficiary. Federal, state and local transfer, and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each Policyowner or beneficiary. A tax advisor should be consulted on these consequences.

     Generally, the Policyowner will not be deemed to be in constructive receipt of the Policy Accumulated Value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy, the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract."

     MODIFIED ENDOWMENT CONTRACTS. Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable tax treatment than other life insurance contracts. Due to the flexibility of the Policies as to premiums and benefits, the individual circumstances of each Policy will determine whether it is classified as a Modified Endowment Contract. In general a Policy will be classified as a Modified Endowment Contract if the amount of premiums paid into the policy causes the policy to fail the "7-pay test." A Policy will fail the 7-pay test if at any time in the first seven policy years, the amount paid in the Policy exceeds the sum of the level premiums that would have been paid at that point under a Policy that provided for paid-up future benefits after the payment of seven level annual payments.

     If there is a reduction in the benefits under the Policy during the first seven policy years, for example, as a result of a partial surrender, the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced Face Amount. If there is a "material change" in the Policy's benefits or other terms, the Policy may have to be retested as if it were a newly issued Policy. A material change may occur, for example, when there is an increase in the death benefit which is due to the payment of an unnecessary premium. Unnecessary premiums are premiums paid into the Policy which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the first seven policy years. To prevent your Policy from becoming a Modified Endowment Contract, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective Policyowner should consult a tax advisor to determine whether a policy transaction will cause the Policy to be classified as a Modified Endowment Contract.

     DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS. Policies classified as Modified Endowment Contracts are subject to the following tax rules:

     (1) All distributions other than death benefits, including distributions upon surrender and withdrawals, from a Modified Endowment Contract will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the Policyowner's investment in the policy only after all gain has been distributed.

     (2) Loans taken from or secured by a Policy classified as a Modified Endowment Contract are treated as distributions and taxed accordingly.

     (3) A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the Policyowner has attained age 59 1/2 or is disabled, or where the distribution is part of a Series of substantially equal periodic payments for the life (or life expectancy) of the Policyowner or the joint lives (or joint life expectancies) of the Policyowner and the Policyowner's beneficiary or designated beneficiary.

     If a Policy becomes a Modified Endowment Contract, distributions that occur during the policy year will be taxed as distributions from a Modified Endowment Contract. In addition, distributions from a Policy within two years before it becomes a Modified Endowment Contract will be taxed in this manner. This means that a distribution made from a Policy that is not a Modified Endowment Contract could later become taxable as a distribution from a Modified Endowment Contract.

     DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS. Distributions other than death benefits from a Policy that is not classified as a Modified Endowment Contract are generally treated first as a recovery of the Policyowner's investment in the policy and only after the recovery of all investment in the Policy as taxable income. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 policy years may be treated in whole or in part as ordinary income subject to tax.

     Loans from or secured by a Policy that is not a Modified Endowment Contract are generally not treated as distributions.

     Finally, neither distributions from nor loans from or secured by a Policy that is not a Modified Endowment Contract are subject to the 10 percent additional income tax.

     INVESTMENT IN THE POLICY. Your investment in the Policy is generally your aggregate Premiums. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

     POLICY LOANS. In general, interest on a policy loan will not be deductible. If a policy loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly.

     Before taking out a policy loan, you should consult a tax adviser as to the tax consequences.

     WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect however, not to have tax withheld from distributions.

     MULTIPLE POLICIES. All Modified Endowment Contracts that are issued by us (or our affiliates) to the same Policyowner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the Policyowner's income when a taxable distribution occurs.

     BUSINESS USES OF POLICY. Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

     SPLIT-DOLLAR ARRANGEMENTS. The IRS and the Treasury Department have recently issued guidance that substantially affects split-dollar arrangements. Consult a qualified tax adviser before entering into or paying additional premiums with respect to such arrangements.

     Additionally, the Sarbanes-Oxley Act of 2002 (the "Act") prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on exchanges in the United States, from extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted as applying to split-dollar life insurance policies for directors and executive officers of such companies, since such insurance arguably can be viewed as involving a loan from the employer for at least some purposes.

     Although the prohibition on loans is generally effective as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a premium on an existing Policy, or the purchase of a new Policy, in connection with a split-dollar life insurance arrangement should consult legal counsel.

     TAX SHELTER REGULATIONS. Prospective owners that are corporations should consult a tax advisor about the treatment of the policy under the Treasury Regulations applicable to corporate tax shelters.

     ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the owner is subject to that tax.

     OTHER TAX CONSIDERATIONS. The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the owner may have generation skipping transfer tax consequences under federal tax law. The individual situation of each Policyowner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

     POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the policy.

D.   OUR INCOME TAXES

     Under current Federal income tax law, the Company is not taxed on the Separate Account's operations. Thus, currently we do not deduct a charge from the Separate Account for Federal income taxes. We reserve the right to charge the Separate Account for any future Federal income taxes we may incur.

     Under current laws in several states, the Company may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

                       VII. DISTRIBUTION OF THE POLICIES

Inquiries regarding the Policy should be directed to CUNA Brokerage Services, Inc, Office of Supervisory Jurisdiction, 2000 Heritage Way, Waverly, Iowa, 50677
(800) 798-5500, (319) 352-4090. CUNA Brokerage Services, Inc. is wholly-owned by CUNA Mutual Investment Corporation which in turn is wholly-owned by CUNA Mutual Insurance Society. CUNA Brokerage Services, Inc., 5910 Mineral Point Road, Madison, Wisconsin, 53705, is the principal underwriter for the Policy.

The Policies will be sold through registered representatives of broker/dealers which are registered under the Securities Exchange Act of 1934 and as members of the National Association of Securities Dealers, Inc. Such representatives will be paid first-year and renewal commissions for their services.

The amount of commissions paid to representatives who sell this Policy will be no more than 8.5% of the total premiums paid under this Policy.

In addition to the commissions described above, amounts may be paid in the form of expense allowances, retirement benefits, bonuses, and training allowances. Amounts may also be paid to compensate field management of the representatives who distribute the Policy. The benefits listed in this paragraph may be in whole or in part based upon the amount of commissions paid on the Policy.

                                VIII. CUSTODIAN

The Company will act as Custodian of the assets of the Separate Account.

                    IX. OTHER POLICIES ISSUED BY THE COMPANY

The Company may, from time to time, offer other policies which may be similar to those offered herein.

                              X. STATE REGULATION

The Company is subject to the laws of Iowa governing insurance companies and to regulation by the Iowa Insurance Department. The Company's books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners.

                          XI. REPORTS TO POLICYOWNERS

The Company will maintain all records relating to the Separate Account, and will mail to the Policyowner, at the last known address of record, any reports required by any applicable law or regulation.

To reduce expenses, the Company may mail only one copy to your household of most prospectuses and financial reports (including prospectuses and reports for the variable investment options) even if you or other persons in your household have more than one policy or contract issued by the Company or an affiliate. You can call us at 1-800-798-5500 if you need additional copies of financial reports, prospectuses, or annual or semiannual reports or if you would like to request one report for each contract or policy.

                             XII. LEGAL PROCEEDINGS

There are no legal proceedings to which the Separate Account or the principal underwriter is a party. The Company is engaged in various kinds of routine litigation which, in the opinion of the Company, are not of material importance in relation to the total capital and surplus of the Company.

                      XIII. INDEPENDENT PUBLIC ACCOUNTANTS

                                    EXPERTS


The financial statements of the Subaccounts comprising the CUNA Mutual Life Variable Account as of December 31, 2006 and for each of the two years in the period ended December 31, 2006, included in this Prospectus and elsewhere in the Registration Statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, dated March 16, 2007, appearing herein, and elsewhere in the registration statement, and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

The financial statements of CUNA Mutual Life Insurance Company and subsidiaries as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, included in this Prospectus and elsewhere in the Registration Statement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, dated March 9, 2007, appearing herein, and elsewhere in the registration statement, and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

The financial statements of CUNA Mutual Insurance Society and its Consolidated Subsidiaries as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, included in this Prospectus and elsewhere in the Registration Statement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, dated March 9, 2007 and March 17, 2006, appearing herein, and elsewhere in the registration statement (such reports state that Deloitte & Touche LLP did not audit the consolidated financial statements of The CUMIS Group Limited and Subsidiaries, CMG Mortgage Insurance Company, and CMG Mortgage Assurance Company, all of which were audited by other auditors whose reports have been furnished to Deloitte & Touche LLP, whose opinion, insofar as it relates to the aforementioned companies that were not audited by Deloitte & Touche LLP, is based solely on the reports of other auditors), and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

The financial statements of The CUMIS Group Limited and Subsidiaries as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, which are accounted for on a consolidated basis of accounting in the consolidated financial statements of CUNA Mutual Insurance Society, have been audited by KPMG LLP, independent auditors, as stated in their reports, dated February 16, 2007, February 21, 2006 and February 21, 2005. Such reports have been included herein on the authority of such firm as experts in accounting and auditing.


The financial statements of CMG Mortgage Insurance Company and CMG Mortgage Assurance Company as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, which are accounted for on the equity method of accounting in the consolidated financial statements of CUNA Mutual Insurance Society, have been audited by Ernst & Young LLP, independent auditors, as stated in their reports, dated February 14, 2007 and February 10, 2006. Such reports have been included herein on the authority of such firm as experts in accounting and auditing.


                             XIV. ACTUARIAL MATTERS

Actuarial matters included in this Prospectus have been examined by SCOTT D. ALLEN, DIRECTOR, ANNUITY Products as stated in the opinion filed as an exhibit to the Registration Statement.

                           XV. REGISTRATION STATEMENT

A Registration Statement has been filed with the Commission under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Separate Account, the Company, and the Policies offered hereby. Statements contained in this Prospectus as to the content of Policies and other legal Instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

                           XVI. FINANCIAL STATEMENTS

The latest available financial statements for the Company and CUNA Mutual Life Insurance Company are included herein immediately following the financial statements of the CUNA Mutual Variable Life Insurance Account. The financial statements of the Company and CUNA Mutual Variable Life Insurance Company should be considered only as bearing upon the ability of the Company to meet its obligations under the Policy and should not be considered as bearing on the investment performance of the Separate Account.

                       CUNA MUTUAL LIFE VARIABLE ACCOUNT
          STATEMENT OF ASSETS AND LIABILITIES AS OF DECEMBER 31, 2006

---------------------------------------------------------------------------------------------------------------------------------
                                          MONEY                               STRATEGIC                            OPPENHEIMER
                                          MARKET              BOND              INCOME          HIGH INCOME        HIGH INCOME
                                        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
ASSETS:
INVESTMENTS IN ULTRA SERIES FUND:
 Money Market Fund, 5,739,701
 shares at net asset value of $1.00
 per share (cost $5,739,701).......  $      5,739,701   $             --   $             --   $             --   $             --
INVESTMENTS IN ULTRA SERIES FUND:
 Bond Fund, 1,114,942 shares at net
 asset value of $10.11 per share
 (cost $11,597,656)................                --         11,269,445                 --                 --                 --
INVESTMENTS IN MFS VARIABLE
 INSURANCE TRUST:
 Strategic Income Series, 58,066
 shares at net asset value of
 $10.67 per share (cost
 $591,300).........................                --                 --            619,566                 --                 --
INVESTMENTS IN ULTRA SERIES FUND:
 High Income Fund, 167,523 shares
 at net asset value of $10.18 per
 share (cost $1,726,285)...........                --                 --                 --          1,705,457                 --
INVESTMENTS IN OPPENHEIMER VARIABLE
 ACCOUNTS TRUST:
 High Income Fund/VA, 71,808 shares
 at net asset value of $8.55 per
 share (cost $586,373).............                --                 --                 --                 --            613,960
                                     ----------------   ----------------   ----------------   ----------------   ----------------
     Total assets..................  $      5,739,701   $     11,269,445   $        619,566   $      1,705,457   $        613,960
                                     ----------------   ----------------   ----------------   ----------------   ----------------
LIABILITIES:
Accrued adverse mortality and
 expense charges...................             4,104              8,097                444              1,212                440
                                     ----------------   ----------------   ----------------   ----------------   ----------------
   Total liabilities...............             4,104              8,097                444              1,212                440
                                     ----------------   ----------------   ----------------   ----------------   ----------------
                                     $      5,735,597   $     11,261,348   $        619,122   $      1,704,245   $        613,520
                                     ================   ================   ================   ================   ================
NET ASSETS:
 Net Assets: Type 1................  $      1,799,518   $      6,145,849   $        607,540                 --                 --
 Outstanding units: Type 1 (note
   5)..............................            78,596            163,228             35,341                 --                 --
 Unit Value -- Type 1..............  $          22.89   $          37.65   $          17.19                 --                 --
                                     ================   ================   ================   ================   ================
 Net Assets: Type 2................  $      3,936,079   $      5,115,499   $         11,582   $      1,704,245   $        613,520
 Outstanding units: Type 2 (note
   5)..............................           343,762            377,249                801            131,951             44,985
 Unit Value -- Type 2..............  $          11.45   $          13.56   $          14.46   $          12.92   $          13.64
                                     ================   ================   ================   ================   ================
   Total net assets................  $      5,735,597   $     11,261,348   $        619,122   $      1,704,245   $        613,520
                                     ================   ================   ================   ================   ================

                See accompanying Notes to Financial Statements.

                       CUNA MUTUAL LIFE VARIABLE ACCOUNT
    STATEMENT OF ASSETS AND LIABILITIES AS OF DECEMBER 31, 2006 (CONTINUED)

---------------------------------------------------------------------------------------------------------------------------------
                                                           LARGE CAP          LARGE CAP           MID CAP            MID CAP
                                         BALANCED            VALUE              GROWTH             VALUE              GROWTH
                                        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
ASSETS:
INVESTMENTS IN ULTRA SERIES FUND:
 Balanced Fund, 4,053,837 shares at
 net asset value of $18.46 per
 share (cost $68,126,919)..........  $     74,844,262   $             --   $             --   $             --   $             --
INVESTMENTS IN ULTRA SERIES FUND:
 Large Cap Value Fund 3,086,665
 shares at net asset value of
 $35.14 per share (cost
 $77,232,834)......................                --        108,454,843                 --                 --                 --
INVESTMENTS IN ULTRA SERIES FUND:
 Large Cap Growth Fund 2,050,566
 shares at net asset value of
 $21.47 per share (cost
 $38,193,951)......................                --                 --         44,026,150                 --                 --
INVESTMENTS IN ULTRA SERIES FUND:
 Mid Cap Value Fund, 438,110 shares
 at net asset value of $17.54 per
 share (cost $6,553,685)...........                --                 --                 --          7,686,355                 --
INVESTMENTS IN ULTRA SERIES FUND:
 Mid Cap Growth Fund, 2,782,718
 shares at net asset value of $5.89
 per share (cost $15,927,104)......                --                 --                 --                 --         16,387,947
                                     ----------------   ----------------   ----------------   ----------------   ----------------
     Total assets..................  $     74,844,262   $    108,454,843   $     44,026,150   $      7,686,355   $     16,387,947
                                     ----------------   ----------------   ----------------   ----------------   ----------------
LIABILITIES:
Accrued adverse mortality and
 expense charges...................            53,653             77,970             31,732              6,245             11,831
                                     ----------------   ----------------   ----------------   ----------------   ----------------
   Total liabilities...............            53,653             77,970             31,732              6,245             11,831
                                     ----------------   ----------------   ----------------   ----------------   ----------------
                                     $     74,790,609   $    108,376,873   $     43,994,418   $      7,680,110   $     16,376,116
                                     ================   ================   ================   ================   ================
NET ASSETS:
 Net Assets: Type 1................  $     63,829,425   $     93,468,738   $     34,069,468                 --   $     10,761,250
 Outstanding units: Type 1 (note
   5)..............................         1,064,658            953,597          1,135,155                 --            639,107
 Unit Value -- Type 1..............  $          59.96   $          98.02   $          30.02                 --   $          16.84
                                     ================   ================   ================   ================   ================
 Net Assets: Type 2................  $     10,961,184   $     14,908,135   $      9,924,950   $      7,680,110   $      5,614,866
 Outstanding units: Type 2 (note
   5)..............................           893,332          1,237,190          1,007,609            352,740            333,424
 Unit Value -- Type 2..............  $          12.27   $          12.05   $           9.85   $          21.77   $          16.84
                                     ================   ================   ================   ================   ================
   Total net assets................  $     74,790,609   $    108,376,873   $     43,994,418   $      7,680,110   $     16,376,116
                                     ================   ================   ================   ================   ================

                See accompanying Notes to Financial Statements.

                       CUNA MUTUAL LIFE VARIABLE ACCOUNT
    STATEMENT OF ASSETS AND LIABILITIES AS OF DECEMBER 31, 2006 (CONTINUED)

---------------------------------------------------------------------------------------------------------------------------------
                                                                                               T. ROWE PRICE
                                                             GLOBAL         INTERNATIONAL      INTERNATIONAL        DEVELOPING
                                                           SECURITIES           STOCK              STOCK             MARKETS
                                                           SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
ASSETS:
INVESTMENTS IN ULTRA SERIES FUND:
 Global Securities Fund 68,180 shares at net asset
 value of $14.36 per share (cost $822,413)............  $        979,274                 --                --                  --
INVESTMENTS IN ULTRA SERIES FUND:
 International Stock Fund 195,135 shares at net asset
 value of $13.78 per share (cost $2,220,327)..........                --          2,689,242                --                  --
INVESTMENTS IN T. ROWE PRICE INTERNATIONAL SERIES,
 INC.:
 International Stock Portfolio, 601,704 shares at net
 asset value of $17.97 per share (cost
 $8,431,381.6)........................................                --                 --        10,812,619                  --
INVESTMENTS IN FRANKLIN TEMPLETON VARIABLE INSURANCE
 PRODUCTS SERIES FUND:
 Developing Markets Securities Series, 6,528 shares at
 net asset value of $13.79 per share (cost $34,539)...                --                 --                --              90,022
                                                        ----------------   ----------------   ----------------   ----------------
     Total assets.....................................  $        979,274   $      2,689,242   $    10,812,619    $         90,022
                                                        ----------------   ----------------   ----------------   ----------------
LIABILITIES:
Accrued adverse mortality and expense charges.........               696              1,893             7,628                  63
                                                        ----------------   ----------------   ----------------   ----------------
   Total liabilities..................................               696              1,893             7,628                  63
                                                        ----------------   ----------------   ----------------   ----------------
                                                        $        978,578   $      2,687,349   $    10,804,991    $         89,959
                                                        ================   ================   ================   ================
NET ASSETS:
 Net Assets: Type 1...................................                --                 --        10,117,233                  --
 Outstanding units: Type 1 (note 5)...................                --                 --           537,209                  --
 Unit Value -- Type 1.................................                --                 --   $         18.83                  --
                                                        ================   ================   ================   ================
 Net Assets: Type 2...................................  $        978,578   $      2,687,349   $       687,758    $         89,959
 Outstanding units: Type 2 (note 5)...................            45,212            121,173            60,330               4,681
 Unit Value -- Type 2.................................  $          21.64   $          22.18   $         11.40    $          19.22
                                                        ================   ================   ================   ================
   Total net assets...................................  $        978,578   $      2,687,349   $    10,804,991    $         89,959
                                                        ================   ================   ================   ================

                See accompanying Notes to Financial Statements.

                       CUNA MUTUAL LIFE VARIABLE ACCOUNT
          STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2006

---------------------------------------------------------------------------------------------------------------------------------
                                          MONEY                               STRATEGIC                            OPPENHEIMER
                                          MARKET              BOND              INCOME          HIGH INCOME        HIGH INCOME
                                        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME (LOSS):
 Dividend income...................  $        236,338   $        496,680   $         32,125   $        115,192   $         47,254
 Adverse mortality and expense
   charges (note 3)................           (47,925)           (99,042)            (5,498)           (13,235)            (5,615)
                                     ----------------   ----------------   ----------------   ----------------   ----------------
 Net investment income (loss)......           188,413            397,638             26,627            101,957             41,639
                                     ----------------   ----------------   ----------------   ----------------   ----------------
REALIZED GAIN(LOSS) ON INVESTMENTS:
 Realized gain(loss) on sale of
   fund shares.....................                --            (19,195)             1,201                836                274
 Realized gain distributions.......                --                 --              4,296              1,547                 --
                                     ----------------   ----------------   ----------------   ----------------   ----------------
 Net realized gain (loss) on
   investments.....................                --            (19,195)             5,497              2,383                274
NET CHANGE IN UNREALIZED
 APPRECIATION OR (DEPRECIATION) ON
 INVESTMENTS:......................                --            (39,440)             1,941             16,503              8,360
                                     ----------------   ----------------   ----------------   ----------------   ----------------
NET INCREASE (DECREASE) IN NET
 ASSETS RESULTING FROM
 OPERATIONS........................           188,413            339,003             34,065            120,843             50,273
                                     ================   ================   ================   ================   ================

---------------------------------------------------------------------------------------------------------------------------------
                                                           LARGE CAP          LARGE CAP           MID CAP            MID CAP
                                         BALANCED            VALUE              GROWTH             VALUE              GROWTH
                                        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME (LOSS):
   Dividend income.................  $      1,916,109   $      1,919,167   $        159,273   $         74,599   $             --
 Adverse mortality and expense
   charges (note 3)................          (665,957)          (914,525)          (389,038)           (74,907)          (140,594)
                                     ----------------   ----------------   ----------------   ----------------   ----------------
 Net investment income (loss)......         1,250,152          1,004,642           (229,765)              (308)          (140,594)
                                     ----------------   ----------------   ----------------   ----------------   ----------------
REALIZED GAIN(LOSS) ON INVESTMENTS:
 Realized gain(loss) on sale of
   fund shares.....................         1,929,386          3,293,463            497,723            517,257            525,939
 Realized gain distributions.......         8,207,669          6,624,611                 --            954,837          3,585,743
                                     ----------------   ----------------   ----------------   ----------------   ----------------
 Net realized gain (loss) on
   investments.....................        10,137,055          9,918,074            497,723          1,472,094          4,111,682
NET CHANGE IN UNREALIZED
 APPRECIATION OR (DEPRECIATION) ON
 INVESTMENTS:......................        (5,007,690)         7,395,469          2,627,928           (238,676)        (2,397,549)
                                     ----------------   ----------------   ----------------   ----------------   ----------------
NET INCREASE (DECREASE) IN NET
 ASSETS RESULTING FROM
 OPERATIONS........................  $      6,379,517   $     18,318,185   $      2,895,886   $      1,233,110   $      1,573,539
                                     ================   ================   ================   ================   ================

                See accompanying Notes to Financial Statements.

                       CUNA MUTUAL LIFE VARIABLE ACCOUNT
    STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2006 (CONTINUED)

---------------------------------------------------------------------------------------------------------------------------------
                                                                                               T. ROWE PRICE
                                                             GLOBAL         INTERNATIONAL      INTERNATIONAL        DEVELOPING
                                                           SECURITIES           STOCK              STOCK             MARKETS
                                                           SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME (LOSS):
 Dividend income......................................  $         30,969   $         34,973   $       119,014    $          1,082
 Adverse mortality and expense charges (note 3).......            (7,080)           (19,718)          (88,144)               (828)
                                                        ----------------   ----------------   ----------------   ----------------
 Net investment income (loss).........................            23,889             15,255            30,870                 254
                                                        ----------------   ----------------   ----------------   ----------------
REALIZED GAIN (LOSS) ON INVESTMENTS:
 Realized gain (loss) on sale of fund shares..........            18,081             35,203           285,521              17,384
 Realized gain distributions..........................            15,121            241,416            35,704                  --
                                                        ----------------   ----------------   ----------------   ----------------
 Net realized gain (loss) on investments..............            33,202            276,619           321,225              17,384
NET CHANGE IN UNREALIZED APPRECIATION OR
 (DEPRECIATION) ON INVESTMENTS:.......................            69,487            169,681         1,300,606               3,499
                                                        ----------------   ----------------   ----------------   ----------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS...........................................  $        126,578   $        461,555   $     1,652,701    $         21,137
                                                        ================   ================   ================   ================

                See accompanying Notes to Financial Statements.

                       CUNA MUTUAL LIFE VARIABLE ACCOUNT
                       STATEMENT OF CHANGES IN NET ASSETS

----------------------------------------------------------------------------------------------------------------------
                                                MONEY MARKET SUBACCOUNT                     BOND SUBACCOUNT
                                            YEAR ENDED          YEAR ENDED          YEAR ENDED          YEAR ENDED
                                         DECEMBER 31, 2006   DECEMBER 31, 2005   DECEMBER 31, 2006   DECEMBER 31, 2005
----------------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM OPERATIONS:
 Net investment income (loss)..........  $        188,413    $        111,969    $        397,638    $        348,099
 Net realized gain (loss) on
   investments.........................                --                  --             (19,195)               (793)
 Net change in unrealized appreciation
   or (depreciation) on investments....                --                  --             (39,440)           (172,537)
                                         ----------------    ----------------    ----------------    ----------------
   Net increase(decrease) in net assets
     from operations...................           188,413             111,969             339,003             174,769
                                         ----------------    ----------------    ----------------    ----------------
CONTRACT TRANSACTIONS:
 Payments received from contract
   owners..............................           470,304           4,660,934             801,986             986,525
 Transfers between subaccounts
   (including fixed accounts), net.....           414,009          (1,514,355)            417,930            (435,152)
 Transfers for contract benefits and
   terminations........................        (1,116,495)         (2,189,530)           (828,415)           (451,605)
 Contract charges and fees.............          (344,933)           (322,892)           (552,995)           (561,928)
                                         ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from contract
     transactions......................          (577,115)            634,157            (161,494)           (462,160)
                                         ----------------    ----------------    ----------------    ----------------
 Total increase (decrease) in net
   assets..............................          (388,702)            746,126             177,509            (287,391)
NET ASSETS:
 Beginning of period...................         6,124,299           5,378,173          11,083,839          11,371,230
                                         ----------------    ----------------    ----------------    ----------------
 Ending of period......................  $      5,735,597    $      6,124,299    $     11,261,348    $     11,083,839
                                         ================    ================    ================    ================

----------------------------------------------------------------------------------------------------------------------
                                              STRATEGIC INCOME SUBACCOUNT               HIGH INCOME SUBACCOUNT
                                            YEAR ENDED          YEAR ENDED          YEAR ENDED          YEAR ENDED
                                         DECEMBER 31, 2006   DECEMBER 31, 2005   DECEMBER 31, 2006   DECEMBER 31, 2005
----------------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM OPERATIONS:
 Net investment income (loss)..........  $         26,627    $         37,588    $        101,957    $         65,683
 Net realized gain (loss) on
   investments.........................             5,497               4,488               2,383               2,882
 Net change in unrealized appreciation
   or (depreciation) on investments....             1,941             (35,999)             16,503             (46,842)
                                         ----------------    ----------------    ----------------    ----------------
   Net increase(decrease) in net assets
     from operations...................            34,065               6,077             120,843              21,723
                                         ----------------    ----------------    ----------------    ----------------
CONTRACT TRANSACTIONS:
 Payments received from contract
   owners..............................               385                  --             235,614             304,305
 Transfers between subaccounts
   (including fixed accounts), net.....            (1,399)             (5,057)            211,735             (22,649)
 Transfers for contract benefits and
   terminations........................           (12,770)             (8,680)            (29,811)             (9,076)
 Contract charges and fees.............           (21,747)            (24,448)            (71,938)            (53,722)
                                         ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from contract
     transactions......................           (35,531)            (38,185)            345,600             218,858
                                         ----------------    ----------------    ----------------    ----------------
 Total increase (decrease) in net
   assets..............................            (1,466)            (32,108)            466,443             240,581
NET ASSETS:
 Beginning of period...................           620,588             652,696           1,237,802          997,221.00
                                         ----------------    ----------------    ----------------    ----------------
 Ending of period......................  $        619,122    $        620,588    $      1,704,245    $      1,237,802
                                         ================    ================    ================    ================

                See accompanying Notes to Financial Statements.

                       CUNA MUTUAL LIFE VARIABLE ACCOUNT
                 STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)

----------------------------------------------------------------------------------------------------------------------
                                          OPPENHEIMER HIGH INCOME SUBACCOUNT              BALANCED SUBACCOUNT
                                            YEAR ENDED          YEAR ENDED          YEAR ENDED          YEAR ENDED
                                         DECEMBER 31, 2006   DECEMBER 31, 2005   DECEMBER 31, 2006   DECEMBER 31, 2005
----------------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM OPERATIONS:
 Net investment income (loss)..........  $         41,639    $         35,948    $      1,250,152    $      1,032,271
 Net realized gain (loss) on
   investments.........................               274               1,225          10,137,055           1,005,100
 Net change in unrealized appreciation
   or (depreciation) on investments....             8,360             (28,610)         (5,007,690)            189,493
                                         ----------------    ----------------    ----------------    ----------------
   Net increase(decrease) in net assets
     from operations...................            50,273               8,563           6,379,517           2,226,864
                                         ----------------    ----------------    ----------------    ----------------
CONTRACT TRANSACTIONS:
 Payments received from contract
   owners..............................                --                  --           5,552,114           5,903,237
 Transfers between subaccounts
   (including fixed accounts), net.....           (27,155)            (16,298)           (965,322)            363,589
 Transfers for contract benefits and
   terminations........................           (20,462)             (9,626)         (7,360,055)         (4,770,144)
 Contract charges and fees.............           (20,328)            (21,934)         (4,593,883)         (4,658,716)
                                         ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from contract
     transactions......................           (67,945)            (47,858)         (7,367,146)         (3,162,034)
                                         ----------------    ----------------    ----------------    ----------------
 Total increase (decrease) in net
   assets..............................           (17,672)            (39,295)           (987,629)           (935,170)
NET ASSETS:
 Beginning of period...................           631,192             670,487          75,778,238          76,713,408
                                         ----------------    ----------------    ----------------    ----------------
 Ending of period......................  $        613,520    $        631,192    $     74,790,609    $     75,778,238
                                         ================    ================    ================    ================

----------------------------------------------------------------------------------------------------------------------
                                              LARGE CAP VALUE SUBACCOUNT              LARGE CAP GROWTH SUBACCOUNT
                                            YEAR ENDED          YEAR ENDED          YEAR ENDED          YEAR ENDED
                                         DECEMBER 31, 2006   DECEMBER 31, 2005   DECEMBER 31, 2006   DECEMBER 31, 2005
----------------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM OPERATIONS:
 Net investment income (loss)..........  $      1,004,642    $        810,399    $       (229,765)   $          7,090
 Net realized gain (loss) on
   investments.........................         9,918,074           1,800,779             497,723             251,790
 Net change in unrealized appreciation
   or (depreciation) on investments....         7,395,469           1,780,077           2,627,928             399,718
                                         ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from operations............        18,318,185           4,391,255           2,895,886             658,598
                                         ----------------    ----------------    ----------------    ----------------
CONTRACT TRANSACTIONS:
 Payments received from contract
   owners..............................         7,030,168           7,117,829           3,920,972           4,119,622
 Transfers between subaccounts
   (including fixed accounts), net.....        (1,343,259)            572,893            (544,695)           (499,859)
 Transfers for contract benefits and
   terminations........................        (8,236,912)         (6,318,366)         (4,317,775)         (2,892,946)
 Contract charges and fees.............        (4,988,668)         (5,013,300)         (2,336,334)         (2,439,654)
                                         ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from contract
     transactions......................        (7,538,671)         (3,640,944)         (3,277,832)         (1,712,837)
                                         ----------------    ----------------    ----------------    ----------------
 Total increase (decrease) in net
   assets..............................        10,779,514             750,311            (381,946)         (1,054,239)
NET ASSETS:
 Beginning of period...................        97,597,359          96,847,048          44,376,364          45,430,603
                                         ----------------    ----------------    ----------------    ----------------
 Ending of period......................  $    108,376,873    $     97,597,359    $     43,994,418    $     44,376,364
                                         ================    ================    ================    ================

                See accompanying Notes to Financial Statements.

                       CUNA MUTUAL LIFE VARIABLE ACCOUNT
                 STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)

-------------------------------------------------------------------------------------------------------------------
                                            MID CAP VALUE SUBACCOUNT                MID CAP GROWTH SUBACCOUNT
                                         YEAR ENDED          YEAR ENDED          YEAR ENDED          YEAR ENDED
                                      DECEMBER 31, 2006   DECEMBER 31, 2005   DECEMBER 31, 2006   DECEMBER 31, 2005
-------------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM
 OPERATIONS:
 Net investment income (loss).......  $           (308)   $        (18,628)   $       (140,594)   $       (130,036)
 Net realized gain (loss) on
   investments......................         1,472,094             503,862           4,111,682           1,710,416
 Net change in unrealized
   appreciation or (depreciation) on
   investments......................          (238,676)            174,478          (2,397,549)           (433,916)
                                      ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from operations.........         1,233,110             659,712           1,573,539           1,146,464
                                      ----------------    ----------------    ----------------    ----------------
CONTRACT TRANSACTIONS:
 Payments received from contract
   owners...........................           851,628             978,912           1,702,020           1,832,782
 Transfers between subaccounts
   (including fixed accounts),
   net..............................        (1,235,756)             21,751            (258,652)            226,786
 Transfers for contract benefits and
   terminations.....................          (284,751)           (267,106)         (1,436,232)           (982,112)
 Contract charges and fees..........          (505,406)           (464,839)           (969,685)           (929,421)
                                      ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from contract
     transactions...................        (1,174,285)            268,718            (962,549)            148,035
                                      ----------------    ----------------    ----------------    ----------------
 Total increase (decrease) in net
   assets...........................            58,825             928,430             610,990           1,294,499
NET ASSETS:
 Beginning of period................         7,621,285           6,692,855          15,765,126          14,470,627
                                      ----------------    ----------------    ----------------    ----------------
 Ending of period...................  $      7,680,110    $      7,621,285    $     16,376,116    $     15,765,126
                                      ================    ================    ================    ================

-------------------------------------------------------------------------------------------------------------------
                                          GLOBAL SECURITIES SUBACCOUNT           INTERNATIONAL STOCK SUBACCOUNT
                                         YEAR ENDED          YEAR ENDED          YEAR ENDED          YEAR ENDED
                                      DECEMBER 31, 2006   DECEMBER 31, 2005   DECEMBER 31, 2006   DECEMBER 31, 2005
-------------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM
 OPERATIONS:
 Net investment income (loss).......  $         23,889    $           (268)   $         15,255    $          7,404
 Net realized gain (loss) on
   investments......................            33,202              28,807             276,619             140,300
 Net change in unrealized
   appreciation or (depreciation) on
   investments......................            69,487              38,731             169,681              72,684
                                      ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from operations.........           126,578              67,270             461,555             220,388
                                      ----------------    ----------------    ----------------    ----------------
CONTRACT TRANSACTIONS:
 Payments received from contract
   owners...........................           254,829             253,365             409,863             309,352
 Transfers between subaccounts
   (including fixed accounts),
   net..............................            92,480              42,727             283,742             214,982
 Transfers for contract benefits and
   terminations.....................           (26,013)            (18,917)            (80,785)            (18,441)
 Contract charges and fees..........           (59,780)            (39,511)           (138,096)            (85,720)
                                      ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from contract
     transactions...................           261,516             237,664             474,724             420,173
                                      ----------------    ----------------    ----------------    ----------------
 Total increase (decrease) in net
   assets...........................           388,094             304,934             936,279             640,561
NET ASSETS:
 Beginning of period................           590,484             285,550           1,751,070           1,110,509
                                      ----------------    ----------------    ----------------    ----------------
 Ending of period...................  $        978,578    $        590,484    $      2,687,349    $      1,751,070
                                      ================    ================    ================    ================

                See accompanying Notes to Financial Statements.

                       CUNA MUTUAL LIFE VARIABLE ACCOUNT
                 STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)

-------------------------------------------------------------------------------------------------------------------
                                          T. ROWE PRICE INTERNATIONAL
                                                STOCK SUBACCOUNT                  DEVELOPING MARKETS SUBACCOUNT
                                        YEAR ENDED           YEAR ENDED          YEAR ENDED          YEAR ENDED
                                     DECEMBER 31, 2006    DECEMBER 31, 2005   DECEMBER 31, 2006   DECEMBER 31, 2005
-------------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM
 OPERATIONS:
 Net investment income (loss)......  $         30,870     $         61,815    $            254    $            397
 Net realized gain (loss) on
   investments.....................           321,225               55,488              17,384              17,519
 Net change in unrealized
   appreciation or (depreciation)
   on investments..................         1,300,606            1,107,150               3,499               4,654
                                     ----------------     ----------------    ----------------    ----------------
     Net increase (decrease) in net
       assets from operations......         1,652,701            1,224,453              21,137              22,570
                                     ----------------     ----------------    ----------------    ----------------
CONTRACT TRANSACTIONS:
 Payments received from contract
   owners..........................           677,132              613,204                  --                  --
 Transfers between subaccounts
   (including fixed accounts),
   net.............................           783,795              223,990              (2,968)            (25,539)
 Transfers for contract benefits
   and terminations................        (1,174,710)            (615,400)            (20,825)             (5,692)
 Contract charges and fees.........          (438,928)            (423,708)             (7,124)             (8,801)
                                     ----------------     ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from contract
     transactions..................          (152,711)            (201,914)            (30,917)            (40,032)
                                     ----------------     ----------------    ----------------    ----------------
 Total increase (decrease) in net
   assets..........................         1,499,990            1,022,539              (9,780)            (17,462)
NET ASSETS:
 Beginning of period...............         9,305,001            8,282,462              99,739             117,201
                                     ----------------     ----------------    ----------------    ----------------
 Ending of period..................  $     10,804,991     $      9,305,001    $         89,959    $         99,739
                                     ================     ================    ================    ================

                See accompanying Notes to Financial Statements.

                       CUNA MUTUAL LIFE VARIABLE ACCOUNT
                         NOTES TO FINANCIAL STATEMENTS

(1) ORGANIZATION

     The CUNA Mutual Life Variable Account (the Account) is a unit investment trust registered under the Investment Company Act of 1940 with the Securities and Exchange Commission (SEC). The Account was established as a separate investment account within CUNA Mutual Life Insurance Company (the Company) to receive and invest net premiums paid under flexible premium variable life insurance policies.

     Although the assets of the Account are the property of the Company, those assets attributable to the policies are not chargeable with liabilities arising out of any other business which the Company may conduct.

     The net assets maintained in the Account attributable to the policies provide the base for the periodic determination of the increased or decreased benefits under the policies. The net assets may not be less than the amount required under state insurance law to provide certain death benefits and other policy benefits. Additional assets are held in the Company's general account to cover death benefits in excess of the accumulated value.

     The Account currently sells two variable products: MEMBERS(R) Variable Universal Life (Type 1) and MEMBERS(R) Variable Universal Life II (Type 2).

     The accompanying financial statements include only the policyholder deposits applicable to the variable portions of the policies and exclude deposits for fixed dollar benefits, which are included in the general account of the Company.

     Investments

     The Account currently is divided into fourteen subaccounts but may, in the future, include additional subaccounts. Each subaccount invests exclusively in shares of a single underlying fund (the term fund is used to mean an investment portfolio, i.e., Ultra Series Fund (Class Z shares), T. Rowe Price International Series, Inc., MFS(R) Variable Insurance Trust(SM), Oppenheimer Variable Accounts Trust, Franklin Templeton Variable Insurance Products Trust, or any other open-end management investment company or unit investment trust in which a subaccount invests). The income, gains and losses, realized or unrealized, from the assets allocated to each subaccount are credited to or charged against that subaccount without regard to income, gains or losses from any other subaccount.

     The Account invests in shares of certain funds within the Ultra Series Fund, T. Rowe Price International Series, Inc., MFS(R) Variable Insurance Trust(SM), Oppenheimer Variable Account Funds, and Franklin Templeton Variable Insurance Products Trust. Each is a management investment company of the series type with one or more funds. Each is registered with the SEC as an open-end management investment company. Such registration does not involve supervision of the management or investment practices or policies of the companies or their funds by the SEC.

     Ultra Series Fund currently has ten funds available as investment options under the policies. MFS(R) Variable Insurance Trust(SM), T. Rowe Price International Series, Inc., Oppenheimer Variable Account Funds and Franklin Templeton Variable Insurance Products Trust each have one fund available as an investment option. T. Rowe Price International Series, Inc., Ultra Series Funds, MFS(R) Variable Insurance Trust(SM), Oppenheimer Variable Account Funds and Franklin Templeton Variable Insurance Products Trust also have other funds that are not available under the policies. These fund companies may, in the future, create additional funds that may or may not be available as investment options under the policies.

     MEMBERS Capital Advisors, Inc. serves as the investment adviser to the Ultra Series Fund and manages its assets in accordance with general policies and guidelines established by the board of trustees

                       CUNA MUTUAL LIFE VARIABLE ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     of the Ultra Series Fund. The Company owns one half of MEMBERS Capital Advisors' outstanding stock and one half is owned indirectly by CUNA Mutual Insurance Society (CMIS). CMIS is joined in an agreement of permanent affiliation with the Company, and the companies have a common management team and board of directors.

     T. Rowe Price International, Inc. serves as the investment adviser to the International Stock Portfolio and manages its assets in accordance with general policies and guidelines established by the board of directors of T. Rowe Price International Series, Inc.

     Massachusetts Financial Services Company (MFS) serves as the investment adviser to the MFS Strategic Income Series and manages its assets in accordance with general policies and guidelines established by the board of trustees of MFS(R) Variable Insurance Trust(SM).

     Oppenheimer Funds, Inc. serves as the investment adviser to the Oppenheimer High Income Fund/VA and manages its assets in accordance with general policies and guidelines established by the board of trustees of the Oppenheimer Variable Account Funds.

     Templeton Asset Management Ltd. serves as the investment adviser to the Franklin Templeton Developing Markets Securities Fund and manages its assets and makes its investments decisions.

(2) SIGNIFICANT ACCOUNTING POLICIES

     Investment Valuation

     The assets of each fund are held separate from the assets of the other funds, and each fund is offered at a price equal to its respective net asset value per share. Investments in shares of the funds are stated at market value which is the net asset value per share as determined by the funds. Transactions are recorded on a trade date basis. Realized gains and losses from security transactions are reported on an average cost basis. Income from dividends and gains from realized gain distributions from each fund are recorded on the ex-dividend date and are reinvested in that fund.

     Federal Income Taxes

     The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code. The Company does not expect to incur federal income taxes on recorded earnings or the realized capital gains attributed to the Account to the extent the earnings are credited under the contracts. Accordingly, no charge for income tax is currently recorded to the Account. If such taxes are incurred by the Company in the future, a charge to the Account may be assessed.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increase and decrease in net assets from operations during the period. Actual results could differ from those estimates.

(3) FEES AND CHARGES

     Policy Charges

     In addition to charges for state taxes, which reduce premiums prior to the allocation of net premiums to the subaccounts of the Account, the following charges may be deducted by the Company by redeeming an appropriate number of units for each policy.

                       CUNA MUTUAL LIFE VARIABLE ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     ADMINISTRATIVE FEE: The Company will have primary responsibility for the administration of the Account and the policies issued. As reimbursement for these expenses, the Company may assess each policy a monthly administrative fee. This fee on an annual basis is $0.45 per $1,000 of specified amount for the first 10 policy years.

     DEFERRED CONTINGENT SALES AND ADMINISTRATIVE CHARGES: For the Type 1 product, the sales and administrative expenses incurred when a policy is issued are deferred (Deferred Charges) until the policy is surrendered. Such charges are not collected at all if the policy is held for nine years, or if the insured dies during that period. In no instance will the charge exceed 30 percent of the lesser of premiums paid or the Guideline Annual Premium (as defined under the Investment Company Act of 1940) of the policy. The Deferred Charges are normally built up in the general account of the Company in twelve equal increments during the first policy year. Beginning on the second policy anniversary, incremental amounts are released by transfer allocations back to the subaccounts on each anniversary until the tenth policy anniversary when all remaining Deferred Charges are released. All amounts in the Deferred Charges Account are held and interest credited to the policy at a minimum rate of 4 percent with the Company crediting additional amounts at its discretion.

     For Type 2 product, a surrender charge is deducted to reimburse the Company for sales expenses and policy issue expenses, including but not limited to sales representatives' commissions, advertising, sales materials, training allowances, and preparation of prospectuses. The surrender charges are deducted from the proceeds in the event of a complete surrender of the policy during the first nine policy years or the first nine years following an increase in specified amount. If the policy is not surrendered in the first nine policy years or the first nine years following an increase in specified amount, there is no charge.

     POLICY FEE: The Company will incur first-year expenses upon issue of a policy, and will assess each policy a monthly policy fee in the amount of $6 per month ($3 per month for issue ages 0-19 for the Type I product only) to recover these expenses.

     COST OF INSURANCE AND ADDITIONAL BENEFITS PROVIDED: The Company will assume the responsibility for providing the insurance benefits provided in the policy. The cost of insurance will be determined each month based upon the applicable cost of insurance rates and the net amount at risk. The cost of insurance can vary from month to month since the determination of both the insurance rate and the net amount at risk depends upon a number of variables such as the death benefit option, the specified amount, and the cash value, as described in the Account's prospectus. Several riders are available on the contracts that provide additional benefits, including Children's Insurance, Guaranteed Insurability, Accidental Death Benefit, Other Insured term rider, and Disability Waiver of Deductions or Premium. These charges are deducted each month and can vary based on the amount of additional benefit selected, age of the insured (or other insured) and amount of other policy deductions in the case of the Waiver benefit. The prospectus and contract describe these charges in more detail.

     Account Charges

     MORTALITY AND EXPENSE CHARGE: The Company will deduct daily a mortality and expense risk charge from the Account at an annual rate of 0.90% of the average daily net asset value of the Account. These charges will be deducted by the Company in return for its assumption of risks associated with adverse mortality experience or excess administrative expenses in connection with policies issued.

                       CUNA MUTUAL LIFE VARIABLE ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(4) PURCHASES AND SALES OF INVESTMENTS

     The cost of purchases and proceeds from sales of investments for the year ended December 31, 2006 were as follows:

-------------------------------------------------------------------------------------------------
                                                                 PURCHASES            SALES
-------------------------------------------------------------------------------------------------
Money Market Fund...........................................  $      2,365,902   $      2,755,089
Bond Fund...................................................         1,641,154          1,405,032
Strategic Income Series.....................................            36,387             41,010
High Income Fund............................................           555,098            105,697
Oppenheimer High Income Fund................................            47,293             73,626
Balanced Fund...............................................        12,721,326         10,633,795
Large Cap Value Fund........................................        11,397,684         11,302,403
Large Cap Growth Fund.......................................         1,716,467          5,225,826
Mid Cap Value Fund..........................................         1,743,065          1,962,230
Mid Cap Growth Fund.........................................         5,058,071          2,575,381
Global Securities Fund......................................           424,578            123,775
International Stock Fund....................................           898,384            166,373
T. Rowe International Stock Portfolio.......................         1,681,032          1,766,333
Developing Markets Fund.....................................             1,075             31,749

(5) CHANGES IN UNITS OUTSTANDING

     The changes in units outstanding for the years ended December 31, 2006 and 2005 were as follows:

-------------------------------------------------------------------------------------------------------------------------
                                              MONEY MARKET                    BOND                  STRATEGIC INCOME
                                               SUBACCOUNT                  SUBACCOUNT                  SUBACCOUNT
                                        -------------------------   -------------------------   -------------------------
                                          TYPE 1        TYPE 2        TYPE 1        TYPE 2        TYPE 1        TYPE 2
-------------------------------------------------------------------------------------------------------------------------
Units outstanding at December 31,
 2004.................................      104,841       286,019       170,125       405,821        39,725           960
Units sold............................      202,996       123,805        28,641       181,529            40            --
Units repurchased.....................     (162,238)     (146,839)      (23,661)     (231,006)       (2,369)          (45)
                                        -----------   -----------   -----------   -----------   -----------   -----------
Units outstanding at December 31,
 2005.................................      145,599       262,985       175,105       356,344        37,396           915
Units sold............................       22,327       196,634        23,392       204,942            23
Units repurchased.....................      (89,330)     (115,857)      (35,269)     (184,037)       (2,078)         (114)
                                        -----------   -----------   -----------   -----------   -----------   -----------
Units outstanding at December 31,
 2006.................................       78,596       343,762       163,228       377,249        35,341           801
                                        ===========   ===========   ===========   ===========   ===========   ===========

--------------------------------------  -------------------------
                                               HIGH INCOME
                                               SUBACCOUNT
                                        -------------------------
                                          TYPE 1*       TYPE 2
--------------------------------------
Units outstanding at December 31,
 2004.................................                     84,911
Units sold............................                     80,356
Units repurchased.....................                    (61,529)
                                                      -----------
Units outstanding at December 31,
 2005.................................                    103,738
Units sold............................                    112,794
Units repurchased.....................                    (84,581)
                                                      -----------
Units outstanding at December 31,
 2006.................................                    131,951
                                                      ===========

                       CUNA MUTUAL LIFE VARIABLE ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

-------------------------------------------------------------------------------------------------------------------------
                                               OPPENHEIMER
                                               HIGH INCOME                  BALANCED                 LARGE CAP VALUE
                                               SUBACCOUNT                  SUBACCOUNT                  SUBACCOUNT
                                        -------------------------   -------------------------   -------------------------
                                          TYPE 1*       TYPE 2        TYPE 1        TYPE 2        TYPE 1        TYPE 2
-------------------------------------------------------------------------------------------------------------------------
Units outstanding at December 31,
 2004.................................                     54,063     1,259,227       864,203     1,077,378     1,285,715
Units sold............................                         --       116,409       330,638        97,141       515,223
Units repurchased.....................                     (3,871)     (186,215)     (274,849)     (152,903)     (433,161)
                                                      -----------   -----------   -----------   -----------   -----------
Units outstanding at December 31,
 2005.................................                     50,192     1,189,421       919,992     1,021,616     1,367,777
Units sold............................                         --       112,809       321,395        93,237       490,495
Units repurchased.....................                     (5,207)     (237,572)     (348,055)     (161,256)     (621,082)
                                                      -----------   -----------   -----------   -----------   -----------
Units outstanding at December 31,
 2006.................................                     44,985     1,064,658       893,332       953,597     1,237,190
                                                      ===========   ===========   ===========   ===========   ===========

--------------------------------------  -------------------------

                                            LARGE CAP GROWTH
                                               SUBACCOUNT
                                        -------------------------
                                          TYPE 1        TYPE 2
--------------------------------------
Units outstanding at December 31,
 2004.................................    1,326,336       964,128
Units sold............................      135,010       412,050
Units repurchased.....................     (203,615)     (391,533)
                                        -----------   -----------
Units outstanding at December 31,
 2005.................................    1,257,731       984,645
Units sold............................      128,581       418,829
Units repurchased.....................     (251,157)     (395,865)
                                        -----------   -----------
Units outstanding at December 31,
 2006.................................    1,135,155     1,007,609
                                        ===========   ===========

-------------------------------------------------------------------------------------------------------------------------
                                              MID CAP VALUE              MID CAP GROWTH             GLOBAL SECURITIES
                                               SUBACCOUNT                  SUBACCOUNT                  SUBACCOUNT
                                        -------------------------   -------------------------   -------------------------
                                          TYPE 1*       TYPE 2        TYPE 1        TYPE 2        TYPE 1*       TYPE 2
-------------------------------------------------------------------------------------------------------------------------
Units outstanding at December 31,
 2004.................................                    389,629       746,450       276,103                      17,338
Units sold............................                    149,270       105,058       172,163                      45,035
Units repurchased.....................                   (133,112)     (135,655)     (130,554)                    (30,633)
                                                      -----------   -----------   -----------                 -----------
Units outstanding at December 31,
 2005.................................                    405,787       715,853       317,712                      31,740
Units sold............................                    158,833       118,659       186,094                      55,034
Units repurchased.....................                   (211,880)     (195,405)     (170,382)                    (41,562)
                                                      -----------   -----------   -----------                 -----------
Units outstanding at December 31,
 2006.................................                    352,740       639,107       333,424                      45,212
                                                      ===========   ===========   ===========                 ===========

--------------------------------------  -------------------------
                                           INTERNATIONAL STOCK
                                               SUBACCOUNT
                                        -------------------------
                                          TYPE 1*       TYPE 2
--------------------------------------
Units outstanding at December 31,
 2004.................................                     71,192
Units sold............................                     88,942
Units repurchased.....................                    (62,939)
                                                      -----------
Units outstanding at December 31,
 2005.................................                     97,195
Units sold............................                     89,200
Units repurchased.....................                    (65,222)
                                                      -----------
Units outstanding at December 31,
 2006.................................                    121,173
                                                      ===========

                                              T. ROWE PRICE                DEVELOPING
                                           INTERNATIONAL STOCK               MARKETS
                                               SUBACCOUNT                  SUBACCOUNT
-------------------------------------------------------------------------------
                                        -------------------------   -------------------------
                                          TYPE 1        TYPE 2        TYPE 1*       TYPE 2
---------------------------------------------------------------------------------------------
Units outstanding at December 31,
 2004.................................      547,365        82,099                       9,779
Units sold............................       89,258            --                          --
Units repurchased.....................      (95,911)      (11,826)                     (3,190)
                                        -----------   -----------                 -----------
Units outstanding at December 31,
 2005.................................      540,712        70,273                       6,589
Units sold............................      141,259            --                          --
Units repurchased.....................     (144,762)       (9,943)                     (1,908)
                                        -----------   -----------                 -----------
Units outstanding at December 31,
 2006.................................      537,209        60,330                       4,681
                                        ===========   ===========                 ===========


--------------------------------------

--------------------------------------
Units outstanding at December 31,
 2004.................................
Units sold............................
Units repurchased.....................
Units outstanding at December 31,
 2005.................................
Units sold............................
Units repurchased.....................
Units outstanding at December 31,
 2006.................................

* This subaccount not available in this product type.

                       CUNA MUTUAL LIFE VARIABLE ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(6) FINANCIAL HIGHLIGHTS

     The Account sells two variable products as listed in Note 1.

     The following table displays the financial information for each subaccount offered by the two products in the Account.

---------------------------------------------------------------------------------------------------------------------------------
                                                                       MONEY MARKET SUBACCOUNT
                                          2006               2005               2004               2003               2002
                                    ----------------   ----------------   ----------------   ----------------   -----------------
                                    TYPE 1    TYPE 2   TYPE 1    TYPE 2   TYPE 1    TYPE 2   TYPE 1    TYPE 2   TYPE 1    TYPE 2
---------------------------------------------------------------------------------------------------------------------------------
Unit Value:
 Beginning of period..............  $22.10    $11.05   $21.69    $10.85   $21.69    $10.85   $21.72    $10.87   $21.60    $ 10.80
 End of period....................  $22.89    $11.45   $22.10    $11.05   $21.69    $10.85   $21.69    $10.85   $21.72    $ 10.87
Net Assets at end of period
 (000's)..........................  $1,800    $3,936   $3,218    $2,906   $2,275    $3,103   $2,463    $2,628   $3,455    $ 3,159
Units outstanding at end of period
 (000's)..........................      79      344       146      263       105      286       114      242       159        291
Total return(1)...................   3.57%    3.62%     1.89%    1.84%     0.05%    0.00%    (0.14%)   (0.18%)   0.56%      0.65%
Investment income ratio(2)........   4.38%    4.38%     2.77%    2.77%     0.91%    0.91%     0.76%    0.76%     1.50%      1.50%
Expense ratio(3)..................   0.90%    0.90%     0.90%    0.90%     0.90%    0.90%     0.90%    0.90%     0.90%      0.90%

---------------------------------------------------------------------------------------------------------------------------------
                                                                           BOND SUBACCOUNT
                                          2006               2005               2004               2003               2002
                                    ----------------   ----------------   ----------------   ----------------   -----------------
                                    TYPE 1    TYPE 2   TYPE 1    TYPE 2   TYPE 1    TYPE 2   TYPE 1    TYPE 2   TYPE 1    TYPE 2
---------------------------------------------------------------------------------------------------------------------------------
Unit Value:
 Beginning of period..............  $36.53    $13.15   $35.95    $12.95   $35.10    $12.64   $34.37    $12.38   $31.94    $ 11.51
 End of period....................  $37.65    $13.56   $36.53    $13.15   $35.95    $12.95   $35.10    $12.64   $34.37    $ 12.38
Net Assets at end of period
 (000's)..........................  $6,146    $5,115   $6,398    $4,686   $6,116    $5,255   $6,406    $4,593   $6,679    $ 3,037
Units outstanding at end of period
 (000's)..........................     163      377       175      356       170      406       183      363       194        245
Total return(1)...................   3.07%    3.12%     1.61%    1.54%     2.42%    2.45%     2.12%    2.10%     7.61%      7.56%
Investment income ratio(2)........   4.49%    4.49%     3.87%    3.87%     4.23%    4.23%     4.59%    4.59%     4.93%      4.93%
Expense ratio(3)..................   0.90%    0.90%     0.90%    0.90%     0.90%    0.90%     0.90%    0.90%     0.90%      0.90%

---------------------------------------------------------------------------------------------------------------------------------
                                                                     STRATEGIC INCOME SUBACCOUNT
                                          2006               2005               2004               2003               2002
                                    ----------------   ----------------   ----------------   ----------------   -----------------
                                    TYPE 1    TYPE 2   TYPE 1    TYPE 2   TYPE 1    TYPE 2   TYPE 1    TYPE 2   TYPE 1    TYPE 2
---------------------------------------------------------------------------------------------------------------------------------
Unit Value:
 Beginning of period..............  $16.26    $13.68   $16.10    $13.54   $15.08    $12.69   $13.79    $11.60   $12.83    $ 10.79
 End of period....................  $17.19    $14.46   $16.26    $13.68   $16.10    $13.54   $15.08    $12.69   $13.79    $ 11.60
Net Assets at end of period
 (000's)..........................  $  608    $  12    $  608    $  13    $  640    $  13    $  631    $  13    $  622    $    13
Units outstanding at end of period
 (000's)..........................      35        1        37        1        40        1        42        1        45          1
Total return(1)...................   5.72%    5.70%     0.99%    1.03%     6.76%    6.70%     9.35%    9.40%     7.48%      7.51%
Investment income ratio(2)........   5.24%    5.24%     6.81%    6.81%     5.16%    5.16%     5.19%    5.19%     3.82%      3.82%
Expense ratio(3)..................   0.90%    0.90%     0.90%    0.90%     0.90%    0.90%     0.90%    0.90%     0.90%      0.90%

                       CUNA MUTUAL LIFE VARIABLE ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

---------------------------------------------------------------------------------------------------------------------------------
                                                                       HIGH INCOME SUBACCOUNT
                                         2006               2005               2004               2003
                                   ----------------   ----------------   ----------------   -----------------
                                   TYPE 1*   TYPE 2   TYPE 1*   TYPE 2   TYPE 1*   TYPE 2   TYPE 1*   TYPE 2+
---------------------------------------------------------------------------------------------------------------------------------
Unit Value:
 Beginning of period.............            $11.93             $11.74             $10.88             $10.00
 End of period...................            $12.92             $11.93             $11.74             $10.88
Net Assets at end of period
 (000's).........................            $1,704             $1,238             $ 997              $  414
Units outstanding at end of
 period (000's)..................              132                104                 85                  38
Total return(1)..................            8.30%              1.62%              7.90%               8.80%
Investment income ratio(2).......            7.68%              6.75%              8.89%              10.92%
Expense ratio(3).................            0.90%              0.90%              0.90%               0.90%

---------------------------------------------------------------------------------------------------------------------------------
                                                                 OPPENHEIMER HIGH INCOME SUBACCOUNT
                                          2006               2005               2004               2003               2002
                                    ----------------   ----------------   ----------------   ----------------   -----------------
                                    TYPE 1*   TYPE 2   TYPE 1*   TYPE 2   TYPE 1*   TYPE 2   TYPE 1*   TYPE 2   TYPE 1*   TYPE 2
---------------------------------------------------------------------------------------------------------------------------------
Unit Value:
 Beginning of period..............            $12.58             $12.40             $11.48             $9.35              $  9.66
 End of period....................            $13.64             $12.58             $12.40             $11.48             $  9.35
Net Assets at end of period
 (000's)..........................            $ 614              $ 631              $ 670              $ 781              $   641
Units outstanding at end of period
 (000's)..........................               45                 50                 54                 68                   69
Total return(1)...................            8.43%              1.45%              8.01%              22.78%              (3.21%)
Investment income ratio(2)........            7.55%              6.50%              6.26%              7.20%                9.17%
Expense ratio(3)..................            0.90%              0.90%              0.90%              0.90%                0.90%

---------------------------------------------------------------------------------------------------------------------------------
                                                                       BALANCED SUBACCOUNT
                                       2006                2005                2004                2003               2002
                                 -----------------   -----------------   -----------------   ----------------   -----------------
                                 TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1    TYPE 2   TYPE 1    TYPE 2
---------------------------------------------------------------------------------------------------------------------------------
Unit Value:
 Beginning of period...........  $55.01    $11.25    $53.42    $10.93    $49.75    $10.18    $42.97    $8.79    $48.80    $  9.98
 End of period.................  $59.96    $12.27    $55.01    $11.25    $53.42    $10.93    $49.75    $10.18   $42.97    $  8.79
Net Assets at end of period
 (000's).......................  $63,829   $10,961   $65,428   $10,350   $67,268   $9,445    $67,334   $8,209   $60,515   $ 5,927
Units outstanding at end of
 period (000's)................   1,065       893     1,189       920     1,259       864     1,353      806     1,408        674
Total return(1)................   9.00%     9.07%     2.98%     2.93%     7.38%     7.37%    15.78%    15.81%   (11.95%)  (11.92%)
Investment income ratio(2).....   2.58%     2.58%     2.26%     2.26%     2.30%     2.30%     2.65%    2.65%     3.07%      3.07%
Expense ratio(3)...............   0.90%     0.90%     0.90%     0.90%     0.90%     0.90%     0.90%    0.90%     0.90%      0.90%

---------------------------------------------------------------------------------------------------------------------------------
                                                                    LARGE CAP VALUE SUBACCOUNT
                                       2006                2005                2004                2003               2002
                                 -----------------   -----------------   -----------------   ----------------   -----------------
                                 TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1    TYPE 2   TYPE 1    TYPE 2
---------------------------------------------------------------------------------------------------------------------------------
Unit Value:
 Beginning of period...........  $82.03    $10.08    $78.39    $ 9.64    $70.35    $ 8.65    $56.39    $6.93    $72.53    $  8.91
 End of period.................  $98.02    $12.05    $82.03    $10.08    $78.39    $ 9.64    $70.35    $8.65    $56.39    $  6.93
Net Assets at end of period
 (000's).......................  $93,469   $14,908   $83,810   $13,787   $84,453   $12,394   $79,537   $9,765   $65,752   $ 6,402
Units outstanding at end of
 period (000's)................     954     1,237     1,022     1,368     1,077     1,286     1,131    1,129     1,166        924
Total return(1)................  19.49%    19.54%     4.64%     4.56%    11.43%    11.45%    24.76%    24.82%   (22.25%)  (22.22%)
Investment income ratio(2).....   1.87%     1.87%     1.74%     1.74%     1.60%     1.60%     1.65%    1.65%     1.37%      1.37%
Expense ratio(3)...............   0.90%     0.90%     0.90%     0.90%     0.90%     0.90%     0.90%    0.90%     0.90%      0.90%

                       CUNA MUTUAL LIFE VARIABLE ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

---------------------------------------------------------------------------------------------------------------------------------
                                                                  LARGE CAP GROWTH SUBACCOUNT
                                     2006               2005               2004                2003                  2002
                               ----------------   ----------------   ----------------   ------------------   --------------------
                               TYPE 1    TYPE 2   TYPE 1    TYPE 2   TYPE 1    TYPE 2    TYPE 1    TYPE 2     TYPE 1      TYPE 2
---------------------------------------------------------------------------------------------------------------------------------
Unit Value:
 Beginning of period.........  $28.07    $9.21    $27.66    $9.07    $25.62    $8.40    $ 20.01    $ 6.57    $   29.45   $   9.66
 End of period...............  $30.02    $9.85    $28.07    $9.21    $27.66    $9.07    $ 25.62    $ 8.40    $   20.01   $   6.57
Net Assets at end of period
 (000's).....................  $34,069   $9,925   $35,308   $9,069   $36,686   $8,745   $35,591    $6,677    $  28,075   $  4,082
Units outstanding at end of
 period (000's)..............   1,135    1,008     1,258      985     1,326      964      1,389       795        1,403        621
Total return(1)..............   6.95%    6.95%     1.48%    1.54%     7.96%    7.98%     28.04%    27.85%      (32.05%)   (31.99%)
Investment income ratio(2)...   0.37%    0.37%     0.92%    0.92%     0.73%    0.73%      0.50%     0.50%        0.24%      0.24%
Expense ratio(3).............   0.90%    0.90%     0.90%    0.90%     0.90%    0.90%      0.90%     0.90%        0.90%      0.90%

---------------------------------------------------------------------------------------------------------------------------------
                                                                   MID CAP VALUE SUBACCOUNT
                                    2006                2005                2004                2003                 2002
                              -----------------   -----------------   -----------------   -----------------   -------------------
                              TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*     TYPE 2
---------------------------------------------------------------------------------------------------------------------------------
Unit Value:
 Beginning of period........            $18.78              $17.18              $14.96              $11.50               $  14.05
 End of period..............            $21.77              $18.78              $17.18              $14.96               $  11.50
Net Assets at end of period
 (000's)....................            $7,680              $7,621              $6,693              $4,978               $  3,271
Units outstanding at end of
 period (000's).............               353                 406                 390                 333                    284
Total return(1).............            15.92%               9.31%              14.84%              30.09%                (18.15%)
Investment income
 ratio(2)...................             0.89%               0.63%               1.07%               0.53%                  0.62%
Expense ratio(3)............             0.90%               0.90%               0.90%               0.90%                  0.90%

-------------------------------------------------------------------------------------------------------------
                                                             MID CAP GROWTH SUBACCOUNT
                                             2006                2005                2004             2003
                                       -----------------   -----------------   -----------------   ----------
                                       TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1    TYPE 2     TYPE 1*+
-------------------------------------------------------------------------------------------------------------
Unit Value:
 Beginning of period.................  $15.25    $15.25    $14.15    $14.15    $12.59    $12.59     $ 10.00
 End of period.......................  $16.84    $16.84    $15.25    $15.25    $14.15    $14.15     $ 12.59
Net Assets at end of period
 (000's).............................  $10,761   $5,615    $10,920   $4,845    $10,564   $3,907     $ 9,492
Units outstanding at end of period
 (000's).............................     639       333       716       318       746       276         754
Total return(1)......................  10.43%    10.43%     7.77%     7.77%    12.39%    12.39%      25.90%
Investment income ratio(2)...........   0.00%     0.00%     0.00%     0.00%     0.03%     0.03%       0.00%
Expense ratio(3).....................   0.90%     0.90%     0.90%     0.90%     0.90%     0.90%       0.90%

-------------------------------------  ------------------------------
                                         MID CAP GROWTH SUBACCOUNT
                                          2003
                                       ----------
                                       TYPE 2**+
-------------------------------------
Unit Value:
 Beginning of period.................   $ 10.00
 End of period.......................   $ 12.59
Net Assets at end of period
 (000's).............................   $ 2,694
Units outstanding at end of period
 (000's).............................       214
Total return(1)......................    25.90%
Investment income ratio(2)...........     0.00%
Expense ratio(3).....................     0.90%

                       CUNA MUTUAL LIFE VARIABLE ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

---------------------------------------------------------------------------------------------------------
                                                         GLOBAL SECURITIES SUBACCOUNT
                                            2006                2005                2004           2003
                                      -----------------   -----------------   -----------------   -------
                                      TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*
---------------------------------------------------------------------------------------------------------
Unit value:
 Beginning of period................            $18.60              $16.47              $14.03
 End of period......................            $21.64              $18.60              $16.47
Net assets at end of period
 (000s).............................            $  979              $  590              $  286
Units outstanding at end of period
 (000s).............................                45                  32                  17
Total return(1).....................            16.34%              12.93%              17.39%
Investment income ratio(2)..........             3.84%               0.82%               0.41%
Expense ratio(3)....................             0.90%               0.90%               0.90%

------------------------------------  --------------------------------
                                        GLOBAL SECURITIES SUBACCOUNT
                                         2003
                                      ----------
                                      TYPE 2**+
------------------------------------
Unit value:
 Beginning of period................   $ 10.00
 End of period......................   $ 14.03
Net assets at end of period
 (000s).............................   $    53
Units outstanding at end of period
 (000s).............................         4
Total return(1).....................    40.30%
Investment income ratio(2)..........     1.55%
Expense ratio(3)....................     0.90%

---------------------------------------------------------------------------------------------------------
                                                        INTERNATIONAL STOCK SUBACCOUNT
                                            2006                2005                2004           2003
                                      -----------------   -----------------   -----------------   -------
                                      TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*
---------------------------------------------------------------------------------------------------------
Unit value:
 Beginning of period................            $18.02              $15.60              $13.06
 End of period......................            $22.18              $18.02              $15.60
Net assets at end of period
 (000s).............................            $2,687              $1,751              $1,111
Units outstanding at end of period
 (000s).............................               121                  97                  71
Total return(1).....................            23.09%              15.51%              19.45%
Investment income ratio(2)..........             1.56%               1.41%               1.76%
Expense ratio(3)....................             0.90%               0.90%               0.90%

------------------------------------  --------------------------------
                                       INTERNATIONAL STOCK SUBACCOUNT
                                         2003
                                      ----------
                                      TYPE 2**+
------------------------------------
Unit value:
 Beginning of period................   $ 10.00
 End of period......................   $ 13.06
Net assets at end of period
 (000s).............................   $   441
Units outstanding at end of period
 (000s).............................        34
Total return(1).....................    30.60%
Investment income ratio(2)..........     1.08%
Expense ratio(3)....................     0.90%

------------------------------------------------------------------------------------------------------------------------------------
                                                            T. ROWE PRICE INTERNATIONAL STOCK SUBACCOUNT
                                       2006                2005                2004                2003                 2002
                                 -----------------   -----------------   -----------------   -----------------   -------------------
                                 TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1    TYPE 2     TYPE 1     TYPE 2
------------------------------------------------------------------------------------------------------------------------------------
Unit value:
 Beginning of period...........  $15.95    $ 9.66    $13.87    $ 8.40    $12.30    $ 7.45    $ 9.51    $ 5.76    $  11.74  $   7.11
 End of period.................  $18.83    $11.40    $15.95    $ 9.66    $13.87    $ 8.40    $12.30    $ 7.45    $   9.51  $   5.76
Net assets at end of period
 (000s)........................  $10,117   $  688    $8,626    $  679    $7,593    $  690    $6,786    $  711    $  5,232  $    674
Units outstanding at end of
 period (000s).................     537        60       541        70       547        82       552        95         550       117
Total return(1)................  18.06%    18.01%    15.00%    15.00%    12.76%    12.75%    29.34%    29.34%     (18.99%)  (18.99%)
Investment income ratio(2).....   1.20%     1.20%     1.63%     1.63%     1.13%     1.13%     1.29%     1.29%       0.96%     0.96%
Expense ratio(3)...............   0.90%     0.90%     0.90%     0.90%     0.90%     0.90%     0.90%     0.90%       0.90%     0.90%

----------------------------------------------------------------------------------------------------------------------------------
                                                                   DEVELOPING MARKETS SUBACCOUNT
                                       2006                2005                2004                2003                2002
                                 -----------------   -----------------   -----------------   -----------------   -----------------
                                 TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*   TYPE 2
----------------------------------------------------------------------------------------------------------------------------------
Unit Value:
 Beginning of period...........            $15.14              $11.98              $ 9.70              $ 6.39              $  6.46
 End of period.................            $19.22              $15.14              $11.98              $ 9.70              $  6.39
Net Assets at end of period
 (000's).......................            $   90              $  100              $  117              $  133              $   133
Units outstanding at end of
 period (000's)................                 5                   7                  10                  14                   21
Total return(1)................            26.95%              26.38%              23.51%              51.80%               (1.08%)
Investment income ratio(2).....             1.18%               1.31%               1.84%               1.15%                1.48%
Expense ratio(3)...............             0.90%               0.90%               0.90%               0.90%                0.90%

                       CUNA MUTUAL LIFE VARIABLE ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(1) These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation, if any, indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period.

(2) These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccount invests.

(3) These amounts represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund have been excluded.

*  This subaccount not available in this product type.

** This investment option was eliminated on May 2, 2003.

+ The VUL products added this investment option on May 1, 2003, with all subaccounts starting with a $10.00 unit price.
------------------------

(7) RECENT ACCOUNTING PRONOUNCEMENTS

     In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("Fin 48"), which is effective for fiscal years beginning after December 15, 2006. FIN 48 clarifies the accounting for income taxes recognized in the financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This interpretation prescribes a comprehensive model for how an entity should recognize, measure, present and disclose in its financial statements uncertain tax positions that the entity has taken or expects to take on a tax return. The Company will adopt FIN 48 for the year ending December 31, 2007. Management is currently evaluating the impact, if any, on the Company's financial statements of implementing FIN 48.

     In September 2006, FASB issued Statement of Accounting Standards No. 157, Fair Value Measurements ("SFAS No. 157"). This standard expands the disclosure that is required for the use of fair value to measure assets and liabilities. The new disclosure will focus on the inputs used to measure fair value and the effect, if any, on the measurements on earnings (or changes in net assets) for the period. SFAS 157 is effective for the Company for the year ending December 31, 2008. Management is currently evaluating the impact, if any, on the Company's financial statements of adopting SFAS 157.

(8) REORGANIZATION

     CMIS and its wholly owned subsidiaries currently domiciled in Wisconsin have received permission from the Wisconsin Insurance Department to redomicile to Iowa during 2007, subject to final approval by the CMIS's policyholders. Once approval is received from the CMIS's policyholders, CMIS and its Wisconsin domiciled subsidiaries will apply to domicile in Iowa. No objections have been received from Iowa and approval to redomesticate is expected in 2007.

     CMIS and the Company have been joined in a permanent affiliation agreement since 1990. CMIS and the Company plan to apply to the Iowa Insurance Department to merge the two companies with CMIS as the surviving company. If the Board of Directors and the policyholders of both companies and the Iowa Insurance Department approve the merger, CMIS and the Company plan to complete the merger by December 31, 2007.

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of CUNA Mutual Life Insurance Company and Contract Owners of CUNA Mutual Life Variable Account:

We have audited the accompanying statement of assets and liabilities of the Money Market, Bond, Strategic Income, High Income, Oppenheimer High Income, Balanced, Large Cap Value, Large Cap Growth, Mid Cap Value, Mid Cap Growth, Global Securities, International Stock, T. Rowe Price International Stock, and Developing Markets Subaccounts (the "Subaccounts") comprising CUNA Mutual Life Variable Account (the "Account") of CUNA Mutual Life Insurance Company as of December 31, 2006, the related statements of operations for the year then ended and the statements of changes in net assets for the two years then ended. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Subaccounts are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Subaccounts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006, by correspondence with the custodian and brokers. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Subaccounts of the CUNA Mutual Life Variable Account of CUNA Mutual Life Insurance Company as of December 31, 2006, the results of their operations for the year then ended, and the changes in their net assets for the two years ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Chicago, Illinois
March 16, 2007

                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
    STATEMENT OF ASSETS AND LIABILITIES AS OF SEPTEMBER 30, 2007 (UNAUDITED)


---------------------------------------------------------------------------------------------------------------------------
                                   CONSERVATIVE       MODERATE          AGGRESSIVE            MONEY
                                    ALLOCATION       ALLOCATION         ALLOCATION           MARKET              BOND
                                    SUBACCOUNT       SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------
ASSETS:
INVESTMENTS IN ULTRA SERIES FUND:
  Conservative Allocation Fund,
  39,795 shares at net asset
  value of $11.06 per share (cost
  $437,812)......................    $ 440,032          $       --           $     --         $       --        $        --
INVESTMENTS IN ULTRA SERIES FUND:
  Moderate Allocation Fund,
  87,054 shares at net asset
  value of $11.59 per share (cost
  $973,085)......................           --           1,009,039                 --                 --                 --
INVESTMENTS IN ULTRA SERIES FUND:
  Aggressive Allocation Fund,
  13,471 shares at net asset
  value of $12.09 per share (cost
  $162,843)......................           --                  --            162,843                 --                 --
INVESTMENTS IN ULTRA SERIES FUND:
  Money Market Fund, 8,348,959
  shares at net asset value of
  $1.00 per share (cost
  $8,348,959)....................           --                  --                 --          8,348,959                 --
INVESTMENTS IN ULTRA SERIES FUND:
  Bond Fund, 1,118,770 shares at
  net asset value of $10.34 per
  share (cost $11,610,584).......           --                  --                 --                 --         11,562,584
                                     ---------          ----------           --------         ----------        -----------
       Total assets..............     $440,032          $1,009,039           $162,843         $8,348,959        $11,562,584
                                     ---------          ----------           --------         ----------        -----------
LIABILITIES:
Accrued adverse mortality and
  expense charges................           56                 673                108              5,777              8,035
                                     ---------          ----------           --------         ----------        -----------
     Total liabilities...........           56                 673                108              5,777              8,035
                                     ---------          ----------           --------         ----------        -----------
                                      $439,976          $1,008,366           $162,735         $8,343,182        $11,554,549
                                     =========          ==========           ========         ==========        ===========
NET ASSETS:
  Net Assets: Type 1.............           --                  --                 --         $1,887,654        $ 6,298,897
  Outstanding units: Type 1 (note
     5)..........................           --                  --                 --             80,121            164,584
  Unit Value -- Type 1...........           --                  --                 --         $    23.56        $     38.27
                                     =========          ==========           ========         ==========        ===========
  Net Assets: Type 2.............     $439,976          $1,008,366           $162,735         $6,455,528        $ 5,255,652
  Outstanding units: Type 2 (note
     5)..........................       43,547              98,589             15,932            547,818            381,397
  Unit Value -- Type 2...........     $  10.10          $    10.23           $  10.21         $    11.78        $     13.78
                                     =========          ==========           ========         ==========        ===========
     Total net assets............     $439,976          $1,008,366           $162,735         $8,343,182        $11,554,549
                                     =========          ==========           ========         ==========        ===========





                 See accompanying Notes to Financial Statements.

                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
STATEMENT OF ASSETS AND LIABILITIES AS OF SEPTEMBER 30, 2007 (UNAUDITED)
                                   (CONTINUED)

--------------------------------------------------------------------------------------------------------
                                    STRATEGIC       HIGH      OPPENHEIMER    DIVERSIFIED     LARGE CAP
                                     INCOME        INCOME     HIGH INCOME      INCOME          VALUE
                                   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT      SUBACCOUNT
--------------------------------------------------------------------------------------------------------
ASSETS:
INVESTMENTS IN MFS VARIABLE
  INSURANCE TRUST:
  Strategic Income Series, 58,263
  shares at net asset value of
  $10.49 per share (cost
  $593,793)......................    $611,179    $       --     $     --     $        --    $         --
INVESTMENTS IN ULTRA SERIES
  FUNDS:
  High Income Fund, 161,419
  shares at net asset value of
  $10.45 per share (cost
  $1,665,242)....................          --     1,686,367           --              --              --
INVESTMENTS IN OPPENHEIMER
  VARIABLE ACCOUNTS TRUST:
  High Income Fund/VA, 73,743
  shares at net asset value of
  $8.24 per share (cost
  $602,143)......................          --            --      607,642              --              --
INVESTMENTS IN ULTRA SERIES
  FUNDS:
  Diversified Income Fund,
  3,808,986 shares at net asset
  value of $19.11 per share (cost
  $64,207,574)...................          --            --           --      72,800,759              --
INVESTMENTS IN ULTRA SERIES
  FUNDS:
  Large Cap Value Fund, 2,880,896
  shares at net asset value of
  $37.33 per share (cost
  $72,775,754)...................          --            --           --              --     107,541,559
                                    ---------   -----------    ---------    ------------   -------------
       Total assets..............    $611,179    $1,686,367     $607,642     $72,800,759    $107,541,559
                                    ---------   -----------    ---------    ------------   -------------
LIABILITIES:
Accrued adverse mortality and
  expense charges................         419         1,190          414          49,970          73,231
                                    ---------   -----------    ---------    ------------   -------------
     Total liabilities...........         419         1,190          414          49,970          73,231
                                    ---------   -----------    ---------    ------------   -------------
                                     $610,760    $1,685,177     $607,228     $72,750,789    $107,468,328
                                    =========   ===========    =========    ============   =============
NET ASSETS:
  Net Assets: Type 1.............    $599,493            --           --     $61,760,602    $ 91,788,955
  Outstanding units: Type 1 (note
     5)..........................      34,021            --           --       1,000,697         886,688
  Unit Value -- Type 1...........    $  17.62            --           --     $     61.72    $     103.51
                                    =========   ===========    =========    ============   =============
  Net Assets: Type 2.............    $ 11,267    $1,685,177     $607,228     $10,990,187    $ 15,679,373
  Outstanding units: Type 2 (note
     5)..........................         760       127,921       43,291         870,165       1,232,655
  Unit Value -- Type 2...........    $  14.82    $    13.17     $  14.03     $     12.63    $      12.72
                                    =========   ===========    =========    ============   =============
     Total net assets............   $ 610,760   $ 1,685,177    $ 607,228    $ 72,750,789   $ 107,468,328
                                    =========   ===========    =========    ============   =============





                 See accompanying Notes to Financial Statements.

                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
STATEMENT OF ASSETS AND LIABILITIES AS OF SEPTEMBER 30, 2007 (UNAUDITED)
                                   (CONTINUED)

-------------------------------------------------------------------------------------------------------
                                      LARGE CAP      MID CAP        MID CAP      SMALL CAP    SMALL CAP
                                       GROWTH         VALUE         GROWTH         VALUE       GROWTH
                                     SUBACCOUNT     SUBACCOUNT    SUBACCOUNT    SUBACCOUNT   SUBACCOUNT
-------------------------------------------------------------------------------------------------------
ASSETS:
INVESTMENTS IN ULTRA SERIES
  FUNDS:
  Large Cap Growth Fund,
  1,948,757 shares at net asset
  value of $24.25 per share (cost
  $36,535,800)...................    $47,248,104    $       --    $        --     $    --      $    --
INVESTMENTS IN ULTRA SERIES
  FUNDS:
  Mid Cap Value Fund, 432,036
  shares at net asset value of
  $18.56 per share (cost
  $6,722,532)....................             --     8,017,822             --          --           --
INVESTMENTS IN ULTRA SERIES
  FUNDS:
  Mid Cap Growth Fund, 2,683,611
  shares at net asset value of
  $6.62 per share (cost
  $15,457,684)...................             --            --     17,773,452          --           --
INVESTMENTS IN ULTRA SERIES
  FUNDS:
  Small Cap Value Fund, 2,103
  shares at net asset value of
  $9.62 per share (cost
  $20,661).......................             --            --             --      20,237           --
INVESTMENTS IN ULTRA SERIES
  FUNDS:
  Small Cap Growth Fund, 1,157
  shares at net asset value of
  $10.41 per share (cost
  $12,042).......................             --            --             --          --       12,052
                                    ------------   -----------   ------------    --------     --------
       Total assets..............    $47,248,104    $8,017,822    $17,773,452     $20,237      $12,052
                                    ------------   -----------   ------------    --------     --------
LIABILITIES:
Accrued adverse mortality and
  expense charges................         31,925         5,440         12,080           7            2
                                    ------------   -----------   ------------    --------     --------
     Total liabilities...........         31,925         5,440         12,080           7            2
                                    ------------   -----------   ------------    --------     --------
                                     $47,216,179    $8,012,382    $17,761,372     $20,230      $12,050
                                    ============   ===========   ============    ========     ========
NET ASSETS:
  Net Assets: Type 1.............    $36,311,433            --     11,567,670          --           --
  Outstanding units: Type 1 (note
     5)..........................      1,078,458            --        606,440          --           --
  Unit Value -- Type 1...........    $     33.67            --    $     19.07          --           --
                                    ============   ===========   ============    ========     ========
  Net Assets: Type 2.............    $10,904,746    $8,012,382    $ 6,193,702     $20,230      $12,050
  Outstanding units: Type 2 (note
     5)..........................        986,855       349,481        324,788       2,147        1,225
  Unit Value -- Type 2...........    $     11.05    $    22.93    $     19.07     $  9.42      $  9.84
                                    ============   ===========   ============    ========     ========
     Total net assets............   $ 47,216,179   $ 8,012,382   $ 17,761,372    $ 20,230     $ 12,050
                                    ============   ===========   ============    ========     ========





                 See accompanying Notes to Financial Statements.

                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
STATEMENT OF ASSETS AND LIABILITIES AS OF SEPTEMBER 30, 2007 (UNAUDITED)
                                   (CONTINUED)

----------------------------------------------------------------------------------------------------
                                                                             T. ROWE
                                               GLOBAL     INTERNATIONAL   INTERNATIONAL   DEVELOPING
                                             SECURITIES       STOCK           STOCK         MARKETS
                                             SUBACCOUNT     SUBACCOUNT      SUBACCOUNT    SUBACCOUNT
----------------------------------------------------------------------------------------------------
ASSETS:
INVESTMENTS IN ULTRA SERIES FUND:
  Global Securities Fund, 73,282 shares at
  net asset value of $15.41 per share
  (cost $914,350).........................   $1,129,475     $       --      $        --     $    --
INVESTMENTS IN ULTRA SERIES FUNDS:
  International Stock Fund, 216,626 shares
  at net asset value of $15.00 per share
  (cost $2,564,129).......................           --      3,249,216               --          --
INVESTMENTS IN T. ROWE PRICE INTERNATIONAL
  SERIES, INC.:
  International Stock Portfolio, 572,727
  shares at net asset value of $20.32 per
  share (cost $8,176,807).................           --             --       11,637,811          --
INVESTMENTS IN TEMPLETON VARIABLE
  INSURANCE PRODUCTS SERIES FUND:
  Developing Markets Securities Series,
  5,787 shares at net asset value of
  $15.78 per share (cost $35,705).........           --             --               --      91,324
                                            -----------    -----------     ------------    --------
       Total assets.......................   $1,129,475     $3,249,216      $11,637,811     $91,324
                                            -----------    -----------     ------------    --------
LIABILITIES:
Accrued adverse mortality and expense
  charges.................................          766          2,153            7,655          58
                                            -----------    -----------     ------------    --------
     Total liabilities....................          766          2,153            7,655          58
                                            -----------    -----------     ------------    --------
                                             $1,128,709     $3,247,063      $11,630,156     $91,266
                                            ===========    ===========     ============    ========
NET ASSETS:
  Net Assets: Type 1......................           --             --      $11,002,631          --
  Outstanding units: Type 1 (note 5)......           --             --          520,105          --
  Unit Value -- Type 1....................           --             --      $     21.15          --
                                            ===========    ===========     ============    ========
  Net Assets: Type 2......................   $1,128,709     $3,247,063      $   627,525     $91,266
  Outstanding units: Type 2 (note 5)......       48,377        133,532           49,025       3,763
  Unit Value -- Type 2....................   $    23.33     $    24.32      $     12.80     $ 24.25
                                            ===========    ===========     ============    ========
     Total net assets.....................  $ 1,128,709    $ 3,247,063     $ 11,630,156    $ 91,266
                                            ===========    ===========     ============    ========





                 See accompanying Notes to Financial Statements.

                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
   STATEMENT OF OPERATIONS FOR THE PERIOD ENDED SEPTEMBER 30, 2007 (UNAUDITED)


---------------------------------------------------------------------------------------------------
                                   CONSERVATIVE    MODERATE    AGGRESSIVE      MONEY
                                    ALLOCATION    ALLOCATION   ALLOCATION     MARKET        BOND
                                    SUBACCOUNT    SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
---------------------------------------------------------------------------------------------------
INVESTMENT INCOME (LOSS):
  Dividend income................      $    2       $    83       $   16      $268,127     $  8,011
  Adverse mortality and expense
     charges (note 3)............         (68)       (1,420)        (370)      (50,788)     (78,382)
                                      -------      --------      -------     ---------    ---------
  Net investment income (loss)...         (66)       (1,337)        (354)      217,339      (70,371)
                                      -------      --------      -------     ---------    ---------
REALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Realized gain (loss) on sale of
     fund shares.................          (2)           51          (21)           --      (24,117)
  Realized gain distributions....          32         4,642        2,261            --           --
                                      -------      --------      -------     ---------    ---------
  Net realized gain (loss) on
     investments.................          30         4,693        2,240            --      (24,117)
NET CHANGE IN UNREALIZED
  APPRECIATION OR (DEPRECIATION)
  ON INVESTMENTS:................       2,221        35,953          980            --      280,208
                                      -------      --------      -------     ---------    ---------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS.....................     $ 2,185      $ 39,309      $ 2,866     $ 217,339    $ 185,720
                                      =======      ========      =======     =========    =========





------------------------------------------------------------------------------------------------------
                                     STRATEGIC                 OPPENHEIMER   DIVERSIFIED    LARGE CAP
                                      INCOME     HIGH INCOME   HIGH INCOME      INCOME        VALUE
                                    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
------------------------------------------------------------------------------------------------------
INVESTMENT INCOME (LOSS):
  Dividend income................     $ 29,354     $    287      $ 43,190     $   28,917    $   29,269
  Adverse mortality and expense
     charges (note 3)............       (4,139)     (11,964)       (4,140)      (493,606)     (729,557)
                                     ---------    ---------     ---------    -----------   -----------
  Net investment income (loss)...       25,215      (11,677)       39,050       (464,689)     (700,288)
                                     ---------    ---------     ---------    -----------   -----------
REALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Realized gain (loss) on sale of
     fund shares.................          828          604           219        659,956     3,079,378
  Realized gain distributions....           --          768            --         49,727        45,734
                                     ---------    ---------     ---------    -----------   -----------
  Net realized gain (loss) on
     investments.................          828        1,372           219        709,683     3,125,112
NET CHANGE IN UNREALIZED
  APPRECIATION OR (DEPRECIATION)
  ON INVESTMENTS:................      (10,880)      41,953       (22,087)     1,875,843     3,543,797
                                     ---------    ---------     ---------    -----------   -----------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS.....................    $  15,163    $  31,648     $  17,182    $ 2,120,837   $ 5,968,621
                                     =========    =========     =========    ===========   ===========





                 See accompanying Notes to Financial Statements.

                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
STATEMENT OF OPERATIONS FOR THE PERIOD ENDED SEPTEMBER 30, 2007 (UNAUDITED)
                                   (CONTINUED)

----------------------------------------------------------------------------------------------------------------------------------
                                       LARGE CAP           MID CAP             MID CAP           SMALL CAP           SMALL CAP
                                        GROWTH              VALUE              GROWTH              VALUE               GROWTH
                                      SUBACCOUNT          SUBACCOUNT         SUBACCOUNT          SUBACCOUNT          SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME (LOSS):
  Dividend income...............         $    4,528            $  3,927         $       --               $  --                 $--
  Adverse mortality and expense
     charges (note 3)...........           (304,346)            (56,241)          (117,565)                (21)                 (4)
                                         ----------            --------         ----------               -----                 ---
  Net investment income (loss)..           (299,818)            (52,314)          (117,565)                (21)                 (4)
                                         ----------            --------         ----------               -----                 ---
REALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Realized gain (loss) on sale
     of fund shares.............            653,638             365,926            185,611                 (11)                  4
  Realized gain distributions...                 --              12,924            236,704                  --                  --
                                         ----------            --------         ----------               -----                 ---
  Net realized gain (loss) on
     investments................            653,638             378,850            422,315                 (11)                  4
NET CHANGE IN UNREALIZED
  APPRECIATION OR (DEPRECIATION)
  ON INVESTMENTS:...............          4,880,106             162,620          1,854,925                (423)                 10
                                         ----------            --------         ----------               -----                 ---
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS....................          5,233,926             489,156          2,159,675                (455)                 10
                                         ==========            ========         ==========               =====                 ===





-----------------------------------------------------------------------------------------
                                                                  T. ROWE
                                    GLOBAL     INTERNATIONAL   INTERNATIONAL   DEVELOPING
                                  SECURITIES       STOCK           STOCK         MARKETS
                                  SUBACCOUNT     SUBACCOUNT      SUBACCOUNT    SUBACCOUNT
-----------------------------------------------------------------------------------------
INVESTMENT INCOME (LOSS):
  Dividend income...............    $ 1,684       $  3,981       $       --      $ 1,884
  Adverse mortality and expense
     charges (note 3)...........     (7,182)       (20,318)         (74,717)        (574)
                                   --------      ---------      -----------     --------
  Net investment income (loss)..     (5,498)       (16,337)         (74,717)       1,310
                                   --------      ---------      -----------     --------
REALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Realized gain (loss) on sale
     of fund shares.............     16,021         36,786          290,268       12,010
  Realized gain distributions...     10,547         38,710               --        6,472
                                   --------      ---------      -----------     --------
  Net realized gain (loss) on
     investments................     26,568         75,496          290,268       18,482
NET CHANGE IN UNREALIZED
  APPRECIATION OR (DEPRECIATION)
  ON INVESTMENTS:...............     58,264        216,172        1,079,767          136
                                   --------      ---------      -----------     --------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS....................   $ 79,334      $ 275,331      $ 1,295,318     $ 19,928
                                   ========      =========      ===========     ========





                 See accompanying Notes to Financial Statements.

                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                 STATEMENT OF CHANGES IN NET ASSETS (UNAUDITED)


---------------------------------------------------------------------------------------------------------------
                                     CONSERVATIVE ALLOCATION SUBACCOUNT       MODERATE ALLOCATION SUBACCOUNT
                                    FOR PERIOD ENDED                       FOR PERIOD ENDED
                                   SEPTEMBER 30, 2007                     SEPTEMBER 30, 2007
---------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income (loss)...        $    (66)                             $   (1,337)
  Net realized gain (loss) on
     investments.................              30                                   4,693
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments.................           2,221                                  35,953
                                        ---------                             -----------
       Net increase (decrease) in
          net assets from
          operations.............           2,185                                  39,309
                                        ---------                             -----------
CONTRACT TRANSACTIONS:
  Payments received from contract
     owners......................          19,981                                 108,744
  Transfers between subaccounts
     (including fixed accounts),
     net.........................         418,700                                 874,865
  Transfers for contract benefits
     and terminations............              --                                      --
  Contract charges and fees......            (890)                                (14,552)
                                        ---------                             -----------
     Net increase (decrease) in
       net assets from contract
       transactions..............         437,791                                 969,057
                                        ---------                             -----------
  Total increase (decrease) in
     net assets..................         439,976                               1,008,366
NET ASSETS:
  Beginning of period............              --                                      --
                                        ---------                             -----------
  Ending of period...............       $ 439,976                             $ 1,008,366
                                        =========                             ===========





---------------------------------------------------------------------------------------------------------------
                                      AGGRESSIVE ALLOCATION SUBACCOUNT           MONEY MARKET SUBACCOUNT
                                    FOR PERIOD ENDED                       FOR PERIOD ENDED       YEAR ENDED
                                   SEPTEMBER 30, 2007                     SEPTEMBER 30, 2007  DECEMBER 31, 2006
---------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income (loss)...        $   (354)                            $   217,339         $   188,413
  Net realized gain (loss) on
     investments.................           2,240                                      --                  --
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments.................             980                                      --                  --
                                        ---------                            ------------        ------------
       Net increase (decrease) in
          net assets from
          operations.............           2,866                                 217,339             188,413
                                        ---------                            ------------        ------------
CONTRACT TRANSACTIONS:
  Payments received from contract
     owners......................          78,813                                 363,955             470,304
  Transfers between subaccounts
     (including fixed accounts),
     net.........................          85,293                               3,450,544             414,009
  Transfers for contract benefits
     and terminations............              --                              (1,147,717)         (1,116,495)
  Contract charges and fees......          (4,237)                               (276,536)           (344,933)
                                        ---------                            ------------        ------------
     Net increase (decrease) in
       net assets from contract
       transactions..............         159,869                               2,390,246            (577,115)
                                        ---------                            ------------        ------------
  Total increase (decrease) in
     net assets..................         162,735                               2,607,585            (388,702)
NET ASSETS:
  Beginning of period............              --                               5,735,597           6,124,299
                                        ---------                            ------------        ------------
  Ending of period...............       $ 162,735                            $  8,343,182        $  5,735,597
                                        =========                            ============        ============





                 See accompanying Notes to Financial Statements.

                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
           STATEMENT OF CHANGES IN NET ASSETS (UNAUDITED) (CONTINUED)

-------------------------------------------------------------------------------------------------------------
                                          BOND SUBACCOUNT                    STRATEGIC INCOME SUBACCOUNT
                               FOR PERIOD ENDED        YEAR ENDED       FOR PERIOD ENDED        YEAR ENDED
                              SEPTEMBER 30, 2007   DECEMBER 31, 2006   SEPTEMBER 30, 2007   DECEMBER 31, 2006
-------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income
     (loss).................      $   (70,371)         $   397,638           $ 25,215            $ 26,627
  Net realized gain (loss)
     on investments.........          (24,117)             (19,195)               828               5,497
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments............          280,208              (39,440)           (10,880)              1,941
                                 ------------         ------------          ---------           ---------
       Net increase
          (decrease) in net
          assets from
          operations........          185,720              339,003             15,163              34,065
                                 ------------         ------------          ---------           ---------
CONTRACT TRANSACTIONS:
  Payments received from
     contract owners........          575,022              801,986                 92                 385
  Transfers between
     subaccounts (including
     fixed accounts), net...          315,915              417,930             (1,623)             (1,399)
  Transfers for contract
     benefits and
     terminations...........         (376,734)            (828,415)            (6,122)            (12,770)
  Contract charges and
     fees...................         (406,722)            (552,995)           (15,872)            (21,747)
                                 ------------         ------------          ---------           ---------
     Net increase (decrease)
       in net assets from
       contract
       transactions.........          107,481             (161,494)           (23,525)            (35,531)
                                 ------------         ------------          ---------           ---------
  Total increase (decrease)
     in net assets..........          293,201              177,509             (8,362)             (1,466)
NET ASSETS:
  Beginning of period.......       11,261,348           11,083,839            619,122             620,588
                                 ------------         ------------          ---------           ---------
  Ending of period..........     $ 11,554,549         $ 11,261,348          $ 610,760           $ 619,122
                                 ============         ============          =========           =========




-------------------------------------------------------------------------------------------------------------
                                      HIGH INCOME SUBACCOUNT             OPPENHEIMER HIGH INCOME SUBACCOUNT
                               FOR PERIOD ENDED     FOR PERIOD ENDED    FOR PERIOD ENDED        YEAR ENDED
                              SEPTEMBER 30, 2007   DECEMBER 31, 2006   SEPTEMBER 30, 2007   DECEMBER 31, 2006
-------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income
     (loss).................       $  (11,677)         $  101,957            $ 39,050            $ 41,639
  Net realized gain (loss)
     on investments.........            1,372               2,383                 219                 274
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments............           41,953              16,503             (22,087)              8,360
                                  -----------         -----------           ---------           ---------
       Net increase
          (decrease) in net
          assets from
          operations........           31,648             120,843              17,182              50,273
                                  -----------         -----------           ---------           ---------
CONTRACT TRANSACTIONS:
  Payments received from
     contract owners........          162,538             235,614                  --                  --
  Transfers between
     subaccounts (including
     fixed accounts), net...         (135,348)            211,735              (2,294)            (27,155)
  Transfers for contract
     benefits and
     terminations...........          (18,486)            (29,811)             (7,936)            (20,462)
  Contract charges and
     fees...................          (59,420)            (71,938)            (13,244)            (20,328)
                                  -----------         -----------           ---------           ---------
     Net increase (decrease)
       in net assets from
       contract
       transactions.........          (50,716)            345,600             (23,474)            (67,945)
                                  -----------         -----------           ---------           ---------
  Total increase (decrease)
     in net assets..........          (19,068)            466,443              (6,292)            (17,672)
NET ASSETS:
  Beginning of period.......        1,704,245           1,237,802             613,520             631,192
                                  -----------         -----------           ---------           ---------
  Ending of period..........      $ 1,685,177         $ 1,704,245           $ 607,228           $ 613,520
                                  ===========         ===========           =========           =========





                 See accompanying Notes to Financial Statements.

                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
           STATEMENT OF CHANGES IN NET ASSETS (UNAUDITED) (CONTINUED)

-------------------------------------------------------------------------------------------------------------
                                   DIVERSIFIED INCOME SUBACCOUNT             LARGE CAP VALUE SUBACCOUNT
                               FOR PERIOD ENDED        YEAR ENDED       FOR PERIOD ENDED        YEAR ENDED
                              SEPTEMBER 30, 2007   DECEMBER 31, 2006   SEPTEMBER 30, 2007   DECEMBER 31, 2006
-------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income
     (loss).................      $  (464,689)         $ 1,250,152         $   (700,288)       $  1,004,642
  Net realized gain (loss)
     on investments.........          709,683           10,137,055            3,125,112           9,918,074
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments............        1,875,843           (5,007,690)           3,543,797           7,395,469
                                 ------------         ------------        -------------       -------------
       Net increase
          (decrease) in net
          assets from
          operations........        2,120,837            6,379,517            5,968,621          18,318,185
                                 ------------         ------------        -------------       -------------
CONTRACT TRANSACTIONS:
  Payments received from
     contract owners........        4,035,456            5,552,114            5,051,170           7,030,168
  Transfers between
     subaccounts (including
     fixed accounts), net...         (132,806)            (965,322)          (1,758,469)         (1,343,259)
  Transfers for contract
     benefits and
     terminations...........       (4,770,727)          (7,360,055)          (6,492,430)         (8,236,912)
  Contract charges and
     fees...................       (3,292,580)          (4,593,883)          (3,677,437)         (4,988,668)
                                 ------------         ------------        -------------       -------------
     Net increase (decrease)
       in net assets from
       contract
       transactions.........       (4,160,657)          (7,367,146)          (6,877,166)         (7,538,671)
                                 ------------         ------------        -------------       -------------
  Total increase (decrease)
     in net assets..........       (2,039,820)            (987,629)            (908,545)         10,779,514
NET ASSETS:
  Beginning of period.......       74,790,609           75,778,238          108,376,873          97,597,359
                                 ------------         ------------        -------------       -------------
  Ending of period..........     $ 72,750,789         $ 74,790,609        $ 107,468,328       $ 108,376,873
                                 ============         ============        =============       =============




-------------------------------------------------------------------------------------------------------------
                                    LARGE CAP GROWTH SUBACCOUNT               MID CAP VALUE SUBACCOUNT
                               FOR PERIOD ENDED        YEAR ENDED       FOR PERIOD ENDED        YEAR ENDED
                              SEPTEMBER 30, 2007   DECEMBER 31, 2006   SEPTEMBER 30, 2007   DECEMBER 31, 2006
-------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income
     (loss).................      $  (299,818)         $  (229,765)         $  (52,314)         $      (308)
  Net realized gain (loss)
     on investments.........          653,638              497,723             378,850            1,472,094
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments............        4,880,106            2,627,928             162,620             (238,676)
                                 ------------         ------------         -----------         ------------
     Net increase (decrease)
       in net assets from
       operations...........        5,233,926            2,895,886             489,156            1,233,110
                                 ------------         ------------         -----------         ------------
CONTRACT TRANSACTIONS:
  Payments received from
     contract owners........        2,755,073            3,920,972             688,488              851,628
  Transfers between
     subaccounts (including
     fixed accounts), net...         (465,060)            (544,695)           (223,033)          (1,235,756)
  Transfers for contract
     benefits and
     terminations...........       (2,627,915)          (4,317,775)           (249,984)            (284,751)
  Contract charges and
     fees...................       (1,674,263)          (2,336,334)           (372,355)            (505,406)
                                 ------------         ------------         -----------         ------------
     Net increase (decrease)
       in net assets from
       contract
       transactions.........       (2,012,165)          (3,277,832)           (156,884)          (1,174,285)
                                 ------------         ------------         -----------         ------------
  Total increase (decrease)
     in net assets..........        3,221,761             (381,946)            332,272               58,825
NET ASSETS:
  Beginning of period.......       43,994,418           44,376,364           7,680,110            7,621,285
                                 ------------         ------------         -----------         ------------
  Ending of period..........     $ 47,216,179         $ 43,994,418         $ 8,012,382         $  7,680,110
                                 ============         ============         ===========         ============





                 See accompanying Notes to Financial Statements.

                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
           STATEMENT OF CHANGES IN NET ASSETS (UNAUDITED) (CONTINUED)

-------------------------------------------------------------------------------------------------------------
                                     MID CAP GROWTH SUBACCOUNT               SMALL CAP VALUE SUBACCOUNT
                               FOR PERIOD ENDED        YEAR ENDED       FOR PERIOD ENDED
                              SEPTEMBER 30, 2007   DECEMBER 31, 2006   SEPTEMBER 30, 2007
-------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income
     (loss).................      $  (117,565)         $  (140,594)          $   (21)
  Net realized gain (loss)
     on investments.........          422,315            4,111,682               (11)
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments............        1,854,925           (2,397,549)             (423)
                                 ------------         ------------          --------
       Net increase
          (decrease) in net
          assets from
          operations........        2,159,675            1,573,539              (455)
                                 ------------         ------------          --------
CONTRACT TRANSACTIONS:
  Payments received from
     contract owners........        1,150,023            1,702,020            15,806
  Transfers between
     subaccounts (including
     fixed accounts), net...           32,087             (258,652)            5,297
  Transfers for contract
     benefits and
     terminations...........       (1,225,702)          (1,436,232)             (179)
  Contract charges and
     fees...................         (730,827)            (969,685)             (239)
                                 ------------         ------------          --------
     Net increase (decrease)
       in net assets from
       contract
       transactions.........         (774,419)            (962,549)           20,685
                                 ------------         ------------          --------
  Total increase (decrease)
     in net assets..........        1,385,256              610,990            20,230
NET ASSETS:
  Beginning of period.......       16,376,116           15,765,126                --
                                 ------------         ------------          --------
  Ending of period..........     $ 17,761,372         $ 16,376,116          $ 20,230
                                 ============         ============          ========




--------------------------------------------------------------------------------------------------------------
                                    SMALL CAP GROWTH SUBACCOUNT              GLOBAL SECURITIES SUBACCOUNT
                               FOR PERIOD ENDED                          FOR PERIOD ENDED        YEAR ENDED
                              SEPTEMBER 30, 2007                        SEPTEMBER 30, 2007   DECEMBER 31, 2006
--------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income
     (loss).................        $    (4)                                 $   (5,498)          $ 23,889
  Net realized gain (loss)
     on investments.........              4                                      26,568             33,202
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments............             10                                      58,264             69,487
                                   --------                                 -----------          ---------
       Net increase
          (decrease) in net
          assets from
          operations........             10                                      79,334            126,578
                                   --------                                 -----------          ---------
CONTRACT TRANSACTIONS:
  Payments received from
     contract owners........         11,654                                     174,720            254,829
  Transfers between
     subaccounts (including
     fixed accounts), net...            739                                     (17,832)            92,480
  Transfers for contract
     benefits and
     terminations...........           (187)                                    (30,430)           (26,013)
  Contract charges and
     fees...................           (166)                                    (55,661)           (59,780)
                                   --------                                 -----------          ---------
     Net increase (decrease)
       in net assets from
       contract
       transactions.........         12,040                                      70,797            261,516
                                   --------                                 -----------          ---------
  Total increase (decrease)
     in net assets..........         12,050                                     150,131            388,094
NET ASSETS:
  Beginning of period.......             --                                     978,578            590,484
                                   --------                                 -----------          ---------
  Ending of period..........       $ 12,050                                 $ 1,128,709          $ 978,578
                                   ========                                 ===========          =========





                 See accompanying Notes to Financial Statements.

                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
           STATEMENT OF CHANGES IN NET ASSETS (UNAUDITED) (CONTINUED)

----------------------------------------------------------------------------------------------------------------
                                  INTERNATIONAL STOCK SUBACCOUNT         T. ROWE INTERNATIONAL STOCK SUBACCOUNT
                               FOR PERIOD ENDED        YEAR ENDED        FOR PERIOD ENDED         YEAR ENDED
                              SEPTEMBER 30, 2007   DECEMBER 31, 2006    SEPTEMBER 30, 2007    DECEMBER 31, 2006
----------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income
     (loss).................       $  (16,337)         $   15,255       $          (74,717)   $           30,870
  Net realized gain (loss)
     on investments.........           75,496             276,619                  290,268               321,225
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments............          216,172             169,681                1,079,767             1,300,606
                                  -----------         -----------      -------------------   -------------------
       Net increase
          (decrease) in net
          assets from
          operations........          275,331             461,555                1,295,318             1,652,701
                                  -----------         -----------      -------------------   -------------------
CONTRACT TRANSACTIONS:
  Payments received from
     contract owners........          377,736             409,863                  475,326               677,132
  Transfers between
     subaccounts (including
     fixed accounts), net...          108,922             283,742                  377,934               783,795
  Transfers for contract
     benefits and
     terminations...........          (73,473)            (80,785)                (986,539)           (1,174,710)
  Contract charges and
     fees...................         (128,802)           (138,096)                (336,874)             (438,928)
                                  -----------         -----------      -------------------   -------------------
     Net increase (decrease)
       in net assets from
       contract
       transactions.........          284,383             474,724                 (470,153)             (152,711)
                                  -----------         -----------      -------------------   -------------------
  Total increase (decrease)
     in net assets..........          559,714             936,279                  825,165             1,499,990
NET ASSETS:
  Beginning of period.......        2,687,349           1,751,070               10,804,991             9,305,001
                                  -----------         -----------      -------------------   -------------------
  Ending of period..........      $ 3,247,063         $ 2,687,349      $        11,630,156   $        10,804,991
                                  ===========         ===========      ===================   ===================




-----------------------------------------------------------------
                                   DEVELOPING MARKET SUBACCOUNT
                               FOR PERIOD ENDED        YEAR ENDED
-----------------------------------------------------------------
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income
     (loss).................       $    1,310          $      254
  Net realized gain (loss)
     on investments.........           18,482              17,384
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments............              136               3,499
                                  -----------         -----------
       Net increase
          (decrease) in net
          assets from
          operations........           19,928              21,137
                                  -----------         -----------
CONTRACT TRANSACTIONS:
  Payments received from
     contract owners........               --                  --
  Transfers between
     subaccounts (including
     fixed accounts), net...          (12,998)             (2,968)
  Transfers for contract
     benefits and
     terminations...........           (1,313)            (20,825)
  Contract charges and
     fees...................           (4,310)             (7,124)
                                  -----------         -----------
     Net increase (decrease)
       in net assets from
       contract
       transactions.........          (18,621)            (30,917)
                                  -----------         -----------
  Total increase (decrease)
     in net assets..........            1,307              (9,780)
NET ASSETS:
  Beginning of period.......           89,959              99,739
                                  -----------         -----------
  Ending of period..........      $    91,266         $    89,959
                                  ===========         ===========





                 See accompanying Notes to Financial Statements.

                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                          NOTES TO FINANCIAL STATEMENTS

(1) ORGANIZATION

     The CUNA Mutual Life Variable Account (the Account) is a unit investment trust registered under the Investment Company Act of 1940 with the Securities and Exchange Commission (SEC). The Account was established as a separate investment account within CUNA Mutual Life Insurance Company (the Company) to receive and invest net premiums paid under flexible premium variable life insurance policies.

     Although the assets of the Account are the property of the Company, those assets attributable to the policies are not chargeable with liabilities arising out of any other business which the Company may conduct.

     The net assets maintained in the Account attributable to the policies provide the base for the periodic determination of the increased or decreased benefits under the policies. The net assets may not be less than the amount required under state insurance law to provide certain death benefits and other policy benefits. Additional assets are held in the Company's general account to cover death benefits in excess of the accumulated value.

     The Account currently sells two variable products: MEMBERS(R) Variable Universal Life (Type 1) and MEMBERS(R) Variable Universal Life II (Type 2).

     The accompanying financial statements include only the policyholder deposits applicable to the variable portions of the policies and exclude deposits for fixed dollar benefits, which are included in the general account of the Company.

     Investments

     The Account currently is divided into nineteen subaccounts but may, in the future, include additional subaccounts. Each subaccount invests exclusively in shares of a single underlying fund (the term fund is used to mean an investment portfolio, i.e., Ultra Series Fund (Class Z shares), T. Rowe Price International Series, Inc., MFS(R) Variable Insurance Trust(SM), Oppenheimer Variable Accounts Trust, Franklin Templeton Variable Insurance Products Trust, or any other open-end management investment company or unit investment trust in which a subaccount invests). The income, gains and losses, realized or unrealized, from the assets allocated to each subaccount are credited to or charged against that subaccount without regard to income, gains or losses from any other subaccount.

     The Account invests in shares of certain funds within the Ultra Series Fund, T. Rowe Price International Series, Inc., MFS(R) Variable Insurance Trust(SM), Oppenheimer Variable Account Funds, and Franklin Templeton Variable Insurance Products Trust. Each is a management investment company of the series type with one or more funds. Each is registered with the SEC as an open-end management investment company. Such registration does not involve supervision of the management or investment practices or policies of the companies or their funds by the SEC.

     Ultra Series Fund currently has fifteen funds available as investment options under the policies. MFS(R) Variable Insurance Trust(SM), T. Rowe Price International Series, Inc., Oppenheimer Variable Account Funds and Franklin Templeton Variable Insurance Products Trust each have one fund available as an investment option. T. Rowe Price International Series, Inc., Ultra Series Funds, MFS(R) Variable Insurance Trust(SM), Oppenheimer Variable Account Funds and Franklin Templeton Variable Insurance Products Trust also have other funds that are not available under the policies. These fund companies may, in the future, create additional funds that may or may not be available as investment options under the policies.

     MEMBERS Capital Advisors, Inc. serves as the investment adviser to the Ultra Series Fund and manages its assets in accordance with general policies and guidelines established by the board of trustees of the Ultra Series Fund. The Company owns one half of MEMBERS Capital Advisors' outstanding stock and one half is owned indirectly by CUNA Mutual Insurance Society (CMIS). CMIS is joined in an agreement of permanent affiliation with the Company, and the companies have a common management team and board of directors.

                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     T. Rowe Price International, Inc. serves as the investment adviser to the International Stock Portfolio and manages its assets in accordance with general policies and guidelines established by the board of directors of T. Rowe Price International Series, Inc.

     Massachusetts Financial Services Company (MFS) serves as the investment adviser to the MFS Strategic Income Series and manages its assets in accordance with general policies and guidelines established by the board of trustees of MFS(R) Variable Insurance Trust(SM).

     Oppenheimer Funds, Inc. serves as the investment adviser to the Oppenheimer High Income Fund/VA and manages its assets in accordance with general policies and guidelines established by the board of trustees of the Oppenheimer Variable Account Funds.

     Templeton Asset Management Ltd. serves as the investment adviser to the Franklin Templeton Developing Markets Securities Fund and manages its assets and makes its investments decisions.

(2) SIGNIFICANT ACCOUNTING POLICIES

     Investment Valuation

     The assets of each fund are held separate from the assets of the other funds, and each fund is offered at a price equal to its respective net asset value per share. Investments in shares of the funds are stated at market value which is the net asset value per share as determined by the funds. Transactions are recorded on a trade date basis. Realized gains and losses from security transactions are reported on an average cost basis. Income from dividends and gains from realized gain distributions from each fund are recorded on the ex-dividend date and are reinvested in that fund.

     Federal Income Taxes

     The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code. The Company does not expect to incur federal income taxes on recorded earnings or the realized capital gains attributed to the Account to the extent the earnings are credited under the contracts. Accordingly, no charge for income tax is currently recorded to the Account. If such taxes are incurred by the Company in the future, a charge to the Account may be assessed.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increase and decrease in net assets from operations during the period. Actual results could differ from those estimates.

(3) FEES AND CHARGES

     Policy Charges

     In addition to charges for state taxes, which reduce premiums prior to the allocation of net premiums to the subaccounts of the Account, the following charges may be deducted by the Company by redeeming an appropriate number of units for each policy.

     ADMINISTRATIVE FEE: The Company will have primary responsibility for the administration of the Account and the policies issued. As reimbursement for these expenses, the Company may assess each policy a monthly administrative fee. This fee on an annual basis is $0.45 per $1,000 of specified amount for the first 10 policy years.

                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     DEFERRED CONTINGENT SALES AND ADMINISTRATIVE CHARGES: For the Type 1 product, the sales and administrative expenses incurred when a policy is issued are deferred (Deferred Charges) until the policy is surrendered. Such charges are not collected at all if the policy is held for nine years, or if the insured dies during that period. In no instance will the charge exceed 30 percent of the lesser of premiums paid or the Guideline Annual Premium (as defined under the Investment Company Act of 1940) of the policy. The Deferred Charges are normally built up in the general account of the Company in twelve equal increments during the first policy year. Beginning on the second policy anniversary, incremental amounts are released by transfer allocations back to the subaccounts on each anniversary until the tenth policy anniversary when all remaining Deferred Charges are released. All amounts in the Deferred Charges Account are held and interest credited to the policy at a minimum rate of 4 percent with the Company crediting additional amounts at its discretion.

     For Type 2 product, a surrender charge is deducted to reimburse the Company for sales expenses and policy issue expenses, including but not limited to sales representatives' commissions, advertising, sales materials, training allowances, and preparation of prospectuses. The surrender charges are deducted from the proceeds in the event of a complete surrender of the policy during the first nine policy years or the first nine years following an increase in specified amount. If the policy is not surrendered in the first nine policy years or the first nine years following an increase in specified amount, there is no charge.

     POLICY FEE: The Company will incur first-year expenses upon issue of a policy, and will assess each policy a monthly policy fee in the amount of $6 per month ($3 per month for issue ages 0-19 for the Type I product only) to recover these expenses.

     COST OF INSURANCE AND ADDITIONAL BENEFITS PROVIDED: The Company will assume the responsibility for providing the insurance benefits provided in the policy. The cost of insurance will be determined each month based upon the applicable cost of insurance rates and the net amount at risk. The cost of insurance can vary from month to month since the determination of both the insurance rate and the net amount at risk depends upon a number of variables such as the death benefit option, the specified amount, and the cash value, as described in the Account's prospectus. Several riders are available on the contracts that provide additional benefits, including Children's Insurance, Guaranteed Insurability, Accidental Death Benefit, Other Insured term rider, and Disability Waiver of Deductions or Premium. These charges are deducted each month and can vary based on the amount of additional benefit selected, age of the insured (or other insured) and amount of other policy deductions in the case of the Waiver benefit. The prospectus and contract describe these charges in more detail.

     Account Charges

     MORTALITY AND EXPENSE CHARGE: The Company will deduct daily a mortality and expense risk charge from the Account at an annual rate of 0.90% of the average daily net asset value of the Account. These charges will be deducted by the Company in return for its assumption of risks associated with adverse mortality experience or excess administrative expenses in connection with policies issued.

                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(4) PURCHASES AND SALES OF INVESTMENTS

     The cost of purchases and proceeds from sales of investments for the period ended September 30, 2007 were as follows:


----------------------------------------------------------------------------------------
                                                              PURCHASES         SALES
----------------------------------------------------------------------------------------
Conservative Allocation Fund..............................   $   438,302    $        488
Moderate Allocation Fund..................................       980,435           7,401
Aggressive Allocation Fund................................       163,579           1,694
Money Market Fund.........................................     3,998,950       1,389,692
Bond Fund.................................................     1,230,354       1,193,308
Strategic Income Series...................................        29,335          27,670
High Income Fund..........................................       175,082         236,699
Oppenheimer High Income Fund..............................        43,186          27,635
Diversified Income Fund...................................     2,238,489       6,817,780
Large Cap Value Fund......................................     3,018,114      10,554,572
Large Cap Growth Fund.....................................     1,451,214       3,763,003
Mid Cap Value Fund........................................     1,771,765       1,968,844
Mid Cap Growth Fund.......................................       985,719       1,640,751
Small Cap Value Fund......................................        21,127             456
Small Cap Growth Fund.....................................        12,321             283
Global Securities Fund....................................       163,107          87,190
International Stock Fund..................................       504,023         197,006
T. Rowe International Stock Portfolio.....................       629,728       1,174,570
Developing Markets Fund...................................         8,335          19,179


(5) CHANGES IN UNITS OUTSTANDING

     The changes in units outstanding for the period ended September 30, 2007 and the year ended December 31, 2006 were as follows:


-----------------------------------------------------------------------------------------------------------------------------

                                     CONSERVATIVE                  MODERATE                   AGGRESSIVE             MONEY
                                      ALLOCATION                  ALLOCATION                  ALLOCATION             MARKET
                                      SUBACCOUNT                  SUBACCOUNT                  SUBACCOUNT           SUBACCOUNT
                              --------------------------  --------------------------  --------------------------  -----------
                                 TYPE 1*       TYPE 2        TYPE 1*       TYPE 2        TYPE 1*       TYPE 2        TYPE 1
-----------------------------------------------------------------------------------------------------------------------------
Units outstanding at
  December 31, 2005.........                                                                                          145,599
Units sold..................                                                                                           22,327
Units repurchased...........                                                                                          (89,330)
                                            ------------                ------------                ------------      -------
Units outstanding at
  December 31, 2006.........                          --                          --                          --       78,596
Units sold..................                      43,636                     100,108                      16,360       30,393
Units repurchased...........                         (89)                     (1,519)                       (428)     (28,868)
                                            ------------                ------------                ------------      -------
Units outstanding at
  September 30, 2007........                      43,547                      98,589                      15,932       80,121
                                            ============                ============                ============      =======

------------------------------------------

                              MONEY MARKET
                               SUBACCOUNT
                              ------------
                                 TYPE 2
------------------------------------------
Units outstanding at
  December 31, 2005.........       262,985
Units sold..................       196,634
Units repurchased...........      (115,857)
                                  --------
Units outstanding at
  December 31, 2006.........       343,762
Units sold..................       304,449
Units repurchased...........      (100,393)
                                  --------
Units outstanding at
  September 30, 2007........       547,818
                                  ========


                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

---------------------------------------------------------------------------------------------------------------------------
                                                                                                                OPPENHEIMER
                                                                                                                   HIGH
                                         BOND                 STRATEGIC INCOME             HIGH INCOME            INCOME
                                      SUBACCOUNT                 SUBACCOUNT                 SUBACCOUNT          SUBACCOUNT
                              -------------------------  -------------------------  -------------------------  ------------
                                 TYPE 1       TYPE 2        TYPE 1       TYPE 2        TYPE 1*       TYPE 2       TYPE 1*
---------------------------------------------------------------------------------------------------------------------------
Units outstanding at
  December 31, 2005.........      175,105       356,344       37,396           915                    103,738
Units sold..................       23,392       204,942           23            --                    112,794
Units repurchased...........      (35,269)     (184,037)      (2,078)         (114)                   (84,581)
                                  -------      --------       ------          ----                    -------
Units outstanding at
  December 31, 2006.........      163,228       377,249       35,341           801                    131,951
Units sold..................       28,984       141,863            5            --                     71,849
Units repurchased...........      (27,628)     (137,715)      (1,325)          (41)                   (75,879)
                                  -------      --------       ------          ----                    -------
Units outstanding at
  September 30, 2007........      164,584       381,397       34,021           760                    127,921
                                  =======      ========       ======          ====                    =======

-----------------------------------------
                              OPPENHEIMER
                                  HIGH
                                 INCOME
                               SUBACCOUNT
                              -----------
                                 TYPE 2
-----------------------------------------
Units outstanding at
  December 31, 2005.........       50,192
Units sold..................           --
Units repurchased...........       (5,207)
                                   ------
Units outstanding at
  December 31, 2006.........       44,985
Units sold..................           --
Units repurchased...........       (1,694)
                                   ------
Units outstanding at
  September 30, 2007........       43,291
                                   ======




---------------------------------------------------------------------------------------------------------------------------
                                                                                                                  MID CAP
                                  DIVERSIFIED INCOME          LARGE CAP VALUE           LARGE CAP GROWTH           VALUE
                                      SUBACCOUNT                SUBACCOUNT                 SUBACCOUNT           SUBACCOUNT
                              -------------------------  ------------------------  --------------------------  ------------
                                 TYPE 1       TYPE 2        TYPE 1       TYPE 2       TYPE 1        TYPE 2        TYPE 1*
---------------------------------------------------------------------------------------------------------------------------
Units outstanding at
  December 31, 2005.........    1,189,421       919,992    1,021,616    1,367,777    1,257,731        984,645
Units sold..................      112,809       321,395       93,237      490,495      128,581        418,829
Units repurchased...........     (237,572)     (348,055)    (161,256)    (621,082)    (251,157)      (395,865)
                                ---------      --------    ---------    ---------    ---------      ---------
Units outstanding at
  December 31, 2006.........    1,064,658       893,332      953,597    1,237,190    1,135,155      1,007,609
Units sold..................       72,218       263,643       50,587      463,297       85,251        309,739
Units repurchased...........     (136,179)     (286,810)    (117,496)    (467,832)    (141,948)      (330,493)
                                ---------      --------    ---------    ---------    ---------      ---------
Units outstanding at
  September 30, 2007........    1,000,697       870,165      886,688    1,232,655    1,078,458        986,855
                                =========      ========    =========    =========    =========      =========

------------------------------------------
                                 MID CAP
                                  VALUE
                               SUBACCOUNT
                              ------------
                                 TYPE 2
------------------------------------------
Units outstanding at
  December 31, 2005.........       405,787
Units sold..................       158,833
Units repurchased...........      (211,880)
                                  --------
Units outstanding at
  December 31, 2006.........       352,740
Units sold..................       173,379
Units repurchased...........      (176,638)
                                  --------
Units outstanding at
  September 30, 2007........       349,481
                                  ========




------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     GLOBAL
                                    MID CAP GROWTH              SMALL CAP VALUE            SMALL CAP GROWTH        SECURITIES
                                      SUBACCOUNT                  SUBACCOUNT                  SUBACCOUNT           SUBACCOUNT
                              --------------------------  --------------------------  --------------------------  ------------
                                 TYPE 1        TYPE 2        TYPE 1*       TYPE 2        TYPE 1*       TYPE 2        TYPE 1*
------------------------------------------------------------------------------------------------------------------------------
Units outstanding at
  December 31, 2005.........       715,853       317,712
Units sold..................       118,659       186,094
Units repurchased...........      (195,405)     (170,382)
                                  --------      --------                ------------                ------------
Units outstanding at
  December 31, 2006.........       639,107       333,424                          --                          --
Units sold..................        59,181       116,936                       2,295                       1,365
Units repurchased...........       (91,848)     (125,572)                       (148)                       (140)
                                  --------      --------                ------------                ------------
Units outstanding at
  September 30, 2007........       606,440       324,788                       2,147                       1,225
                                  ========      ========                ============                ============

------------------------------------------
                                 GLOBAL
                               SECURITIES
                               SUBACCOUNT
                              ------------
                                 TYPE 2
------------------------------------------
Units outstanding at
  December 31, 2005.........        31,740
Units sold..................        55,034
Units repurchased...........       (41,562)
                                   -------
Units outstanding at
  December 31, 2006.........        45,212
Units sold..................        40,638
Units repurchased...........       (37,473)
                                   -------
Units outstanding at
  September 30, 2007........        48,377
                                   =======




------------------------------------------------------------------------------------------------------------------------------
                                                                    T. ROWE
                                  INTERNATIONAL STOCK         INTERNATIONAL STOCK          DEVELOPING MARKET
                                      SUBACCOUNT                  SUBACCOUNT                  SUBACCOUNT
                              --------------------------  --------------------------  --------------------------
                                 TYPE 1*       TYPE 2        TYPE 1        TYPE 2        TYPE 1*       TYPE 2
------------------------------------------------------------------------------------------------------------------------------
Units outstanding at
  December 31, 2005.........                      97,195       540,712        70,273                       6,589
Units sold..................                      89,200       141,259            --                          --
Units repurchased...........                     (65,222)     (144,762)       (9,943)                     (1,908)
                                                 -------      --------       -------                      ------
Units outstanding at
  December 31, 2006.........                     121,173       537,209        60,330                       4,681
Units sold..................                      64,404        62,030            --                          --
Units repurchased...........                     (52,045)      (79,134)      (11,305)                       (918)
                                                 -------      --------       -------                      ------
Units outstanding at
  September 30, 2007........                     133,532       520,105        49,025                       3,763
                                                 =======      ========       =======                      ======

------------------------------------------
------------------------------------------
Units outstanding at
  December 31, 2005.........
Units sold..................
Units repurchased...........
Units outstanding at
  December 31, 2006.........
Units sold..................
Units repurchased...........
Units outstanding at
  September 30, 2007........



* This fund not available in this product type.

                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(6) CONDENSED FINANCIAL INFORMATION

     The table below gives per unit information about the financial history of each subaccount for each period.

--------------------------------------------------------------------------------------------------------------------------------
                                                           CONSERVATIVE ALLOCATION SUBACCOUNT

                              2007
                       ------------------
                        TYPE 1*   TYPE 2
--------------------------------------------------------------------------------------------------------------------------------
Unit Value:

  Beginning of
     period..........              $10.00

  End of period......              $10.10

Net Assets at end of
  period (000's).....                $440

Units outstanding at
  end of period
  (000's)............                  44

Total return(1)......               1.00%***

Investment income
  ratio(2)...........               0.00%

Expense ratio(3).....               0.90%


--------------------------------------------------------------------------------------------------------------------------------
                                                             MODERATE ALLOCATION SUBACCOUNT

                              2007
                       ------------------
                        TYPE 1*   TYPE 2
--------------------------------------------------------------------------------------------------------------------------------
Unit Value:

  Beginning of
     period..........              $10.00

  End of period......              $10.23

Net Assets at end of
  period (000's).....              $1,008

Units outstanding at
  end of period
  (000's)............                  99

Total return(1)......               2.30%***

Investment income
  ratio(2)...........               0.02%

Expense ratio(3).....               0.90%


--------------------------------------------------------------------------------------------------------------------------------
                                                            AGGRESSIVE ALLOCATION SUBACCOUNT

                              2007
                       ------------------
                        TYPE 1*   TYPE 2
--------------------------------------------------------------------------------------------------------------------------------
Unit Value:

  Beginning of
     period..........              $10.00

  End of period......              $10.21

Net Assets at end of
  period (000's).....                 $16

Units outstanding at
  end of period
  (000's)............                  16

Total return(1)......               2.10%***

Investment income
  ratio(2)...........               0.01%

Expense ratio(3).....               0.90%


                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------------------------------------------------------
                                                                MONEY MARKET SUBACCOUNT

                              2007                2006                2005                 2004                    2003
                       ------------------  ------------------  ------------------  --------------------  -----------------------
                        TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1     TYPE 2       TYPE 1      TYPE 2
--------------------------------------------------------------------------------------------------------------------------------
Unit Value:

  Beginning of
     period..........    $22.89    $11.45    $22.10    $11.05    $21.69    $10.85    $21.69     $10.85       $21.72      $10.87

  End of period......    $23.56    $11.78    $22.89    $11.45    $22.10    $11.05    $21.69     $10.85       $21.69      $10.85

Net Assets at end of
  period (000's).....    $1,888      $548    $1,800    $3,936    $3,218    $2,906    $2,275     $3,103       $2,463      $2,628

Units outstanding at
  end of period
  (000's)............        80       548        79       344       146       263       105        286          114         242

Total return(1)......     2.93%     2.88%     3.57%     3.62%     1.89%     1.84%     0.05%      0.00%       (0.14%)     (0.18%)

Investment income
  ratio(2)...........     3.42%     3.42%     4.38%     4.38%     2.77%     2.77%     0.91%      0.91%        0.76%       0.76%

Expense ratio(3).....     0.90%     0.90%     0.90%     0.90%     0.90%     0.90%     0.90%      0.90%        0.90%       0.90%


--------------------------------------------------------------------------------------------------------------------------------
                                                                    BOND SUBACCOUNT

                              2007                2006                2005                 2004                    2003
                       ------------------  ------------------  ------------------  --------------------  -----------------------
                        TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1     TYPE 2       TYPE 1      TYPE 2
--------------------------------------------------------------------------------------------------------------------------------
Unit Value:

  Beginning of
     period..........    $37.65    $13.56    $36.53    $13.15    $35.95    $12.95    $35.10     $12.64       $34.37      $12.38

  End of period......    $38.27    $13.78    $37.65    $13.56    $36.53    $13.15    $35.95     $12.95       $35.10      $12.64

Net Assets at end of
  period (000's).....    $6,299    $5,256    $6,146    $5,115    $6,398    $4,686    $6,116     $5,255       $6,406      $4,593

Units outstanding at
  end of period
  (000's)............       165       381       163       377       175       356       170        406          183         363

Total return(1)......     1.65%     1.62%     3.07%     3.12%     1.61%     1.54%     2.42%      2.45%        2.12%       2.10%

Investment income
  ratio(2)...........     0.07%     0.07%     4.49%     4.49%     3.87%     3.87%     4.23%      4.23%        4.59%       4.59%

Expense ratio(3).....     0.90%     0.90%     0.90%     0.90%     0.90%     0.90%     0.90%      0.90%        0.90%       0.90%


--------------------------------------------------------------------------------------------------------------------------------
                                                              STRATEGIC INCOME SUBACCOUNT

                              2007                2006                2005                 2004                    2003
                       ------------------  ------------------  ------------------  --------------------  -----------------------
                        TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1     TYPE 2       TYPE 1      TYPE 2
--------------------------------------------------------------------------------------------------------------------------------
Unit Value:

  Beginning of
     period..........    $17.19    $14.46    $16.26    $13.68    $16.10    $13.54    $15.08     $12.69       $13.79      $11.60

  End of period......    $17.62    $14.82    $17.19    $14.46    $16.26    $13.68    $16.10     $13.54       $15.08      $12.69

Net Assets at end of
  period (000's).....      $599       $11      $608       $12      $608       $13      $640        $13         $631         $13

Units outstanding at
  end of period
  (000's)............        34         1        35         1        37         1        40          1           42           1

Total return(1)......     2.50%     2.49%     5.72%     5.70%     0.99%     1.03%     6.76%      6.70%        9.35%       9.40%

Investment income
  ratio(2)...........     4.77%     4.77%     5.24%     5.24%     6.81%     6.81%     5.16%      5.16%        5.19%       5.19%

Expense ratio(3).....     0.90%     0.90%     0.90%     0.90%     0.90%     0.90%     0.90%      0.90%        0.90%       0.90%


                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------------------------------------------------------
                                                                 HIGH INCOME SUBACCOUNT

                              2007                2006                2005                 2004                    2003
                       ------------------  ------------------  ------------------  --------------------  -----------------------
                        TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*    TYPE 2      TYPE 1*      TYPE 2
--------------------------------------------------------------------------------------------------------------------------------
Unit Value:

  Beginning of
     period..........              $12.92              $11.93              $11.74               $10.88                   $10.00

  End of period......              $13.17              $12.92              $11.93               $11.74                   $10.88

Net Assets at end of
  period (000's).....              $1,685              $1,704              $1,238                 $997                     $414

Units outstanding at
  end of period
  (000's)............                 128                 132                 104                   85                       38

Total return(1)......               1.93%               8.30%               1.62%                7.90%                    8.80%

Investment income
  ratio(2)...........               0.02%               7.68%               6.75%                8.89%                   10.92%

Expense ratio(3).....               0.90%               0.90%               0.90%                0.90%                    0.90%


--------------------------------------------------------------------------------------------------------------------------------
                                                           OPPENHEIMER HIGH INCOME SUBACCOUNT

                              2007                2006                2005                 2004                    2003
                       ------------------  ------------------  ------------------  --------------------  -----------------------
                        TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*    TYPE 2      TYPE 1*      TYPE 2
--------------------------------------------------------------------------------------------------------------------------------
Unit Value:

  Beginning of
     period..........              $13.64              $12.58              $12.40               $11.48                    $9.35

  End of period......              $14.03              $13.64              $12.58               $12.40                   $11.48

Net Assets at end of
  period (000's).....                $607                $614                $631                 $670                     $781

Units outstanding at
  end of period
  (000's)............                  43                  45                  50                   54                       68

Total return(1)......               2.86%               8.43%               1.45%                8.01%                   22.78%

Investment income
  ratio(2)...........               7.03%               7.55%               6.50%                6.26%                    7.20%

Expense ratio(3).....               0.90%               0.90%               0.90%                0.90%                    0.90%


--------------------------------------------------------------------------------------------------------------------------------
                                                             DIVERSIFIED INCOME SUBACCOUNT

                              2007                2006                2005                 2004                    2003
                       ------------------  ------------------  ------------------  --------------------  -----------------------
                        TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1     TYPE 2       TYPE 1      TYPE 2
--------------------------------------------------------------------------------------------------------------------------------
Unit Value:

  Beginning of
     period..........    $59.96    $12.27    $55.01    $11.25    $53.42    $10.93    $49.75     $10.18       $42.97       $8.79

  End of period......    $61.72    $12.63    $59.96    $12.27    $55.01    $11.25    $53.42     $10.93       $49.75      $10.18

Net Assets at end of
  period (000's).....   $61,761   $10,990   $63,829   $10,961   $65,428   $10,350   $67,268     $9,445      $67,334      $8,209

Units outstanding at
  end of period
  (000's)............     1,001       870     1,065       893     1,189       920     1,259        864        1,353         806

Total return(1)......     2.94%     2.93%     9.00%     9.07%     2.98%     2.93%     7.38%      7.37%       15.78%      15.81%

Investment income
  ratio(2)...........     0.04%     0.04%     2.58%     2.58%     2.26%     2.26%     2.30%      2.30%        2.65%       2.65%

Expense ratio(3).....     0.90%     0.90%     0.90%     0.90%     0.90%     0.90%     0.90%      0.90%        0.90%       0.90%


                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------------------------------------------------------
                                                               LARGE CAP VALUE SUBACCOUNT

                              2007                2006                2005                 2004                    2003
                       ------------------  ------------------  ------------------  --------------------  -----------------------
                        TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1     TYPE 2       TYPE 1      TYPE 2
--------------------------------------------------------------------------------------------------------------------------------
Unit Value:

  Beginning of
     period..........    $98.02    $12.05    $82.03    $10.08    $78.39     $9.64    $70.35      $8.65       $56.39       $6.93

  End of period......   $103.51    $12.72    $98.02    $12.05    $82.03    $10.08    $78.39      $9.64       $70.35       $8.65

Net Assets at end of
  period (000's).....   $91,789   $15,679   $93,469   $14,908   $83,810   $13,787   $84,453    $12,394      $79,537      $9,765

Units outstanding at
  end of period
  (000's)............       887     1,233       954     1,237     1,022     1,368     1,077      1,286        1,131       1,129

Total return(1)......     5.60%     5.56%    19.49%    19.54%     4.64%     4.56%    11.43%     11.45%       24.76%      24.82%

Investment income
  ratio(2)...........     0.03%     0.03%     1.87%     1.87%     1.74%     1.74%     1.60%      1.60%        1.65%       1.65%

Expense ratio(3).....     0.90%     0.90%     0.90%     0.90%     0.90%     0.90%     0.90%      0.90%        0.90%       0.90%


--------------------------------------------------------------------------------------------------------------------------------
                                                              LARGE CAP GROWTH SUBACCOUNT

                              2007                2006                2005                 2004                    2003
                       ------------------  ------------------  ------------------  --------------------  -----------------------
                        TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1     TYPE 2       TYPE 1      TYPE 2
--------------------------------------------------------------------------------------------------------------------------------
Unit Value:

  Beginning of
     period..........    $30.02     $9.85    $28.07     $9.21    $27.66     $9.07    $25.62      $8.40       $20.01       $6.57

  End of period......    $33.67    $11.05    $30.02     $9.85    $28.07     $9.21    $27.66      $9.07       $25.62       $8.40

Net Assets at end of
  period (000's).....   $36,311   $10,905   $34,069    $9,925   $35,308    $9,069   $36,686     $8,745      $35,591      $6,677

Units outstanding at
  end of period
  (000's)............     1,078       987     1,135     1,008     1,258       985     1,326        964        1,389         795

Total return(1)......    12.16%    12.18%     6.95%     6.95%     1.48%     1.54%     7.96%      7.98%       28.04%      27.85%

Investment income
  ratio(2)...........     0.01%     0.01%     0.37%     0.37%     0.92%     0.92%     0.73%      0.73%        0.50%       0.50%

Expense ratio(3).....     0.90%     0.90%     0.90%     0.90%     0.90%     0.90%     0.90%      0.90%        0.90%       0.90%


--------------------------------------------------------------------------------------------------------------------------------
                                                                MID CAP VALUE SUBACCOUNT

                              2007                2006                2005                 2004                    2003
                       ------------------  ------------------  ------------------  --------------------  -----------------------
                        TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*    TYPE 2      TYPE 1*      TYPE 2
--------------------------------------------------------------------------------------------------------------------------------
Unit Value:

  Beginning of
     period..........              $21.77              $18.78              $17.18               $14.96                   $11.50

  End of period......              $22.93              $21.77              $18.78               $17.18                   $14.96

Net Assets at end of
  period (000's).....              $8,012              $7,680              $7,621               $6,693                   $4,978

Units outstanding at
  end of period
  (000's)............                 349                 353                 406                  390                      333

Total return(1)......               5.33%              15.92%               9.31%               14.84%                   30.09%

Investment income
  ratio(2)...........               0.05%               0.89%               0.63%                1.07%                    0.53%

Expense ratio(3).....               0.90%               0.90%               0.90%                0.90%                    0.90%


                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------------------------------------------------------
                                                               MID CAP GROWTH SUBACCOUNT

                              2007                2006                2005                 2004                    2003
                       ------------------  ------------------  ------------------  --------------------  -----------------------
                        TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1     TYPE 2     TYPE 1****  TYPE 2****
--------------------------------------------------------------------------------------------------------------------------------
Unit Value:

  Beginning of
     period..........    $16.84    $16.84    $15.25    $15.25    $14.15    $14.15    $12.59     $12.59       $10.00      $10.00

  End of period......    $19.07    $19.07    $16.84    $16.84    $15.25    $15.25    $14.15     $14.15       $12.59      $12.59

Net Assets at end of
  period (000's).....   $11,568    $6,194   $10,761    $5,615   $10,920    $4,845   $10,564     $3,907       $9,492      $2,694

Units outstanding at
  end of period
  (000's)............       606       325       639       333       716       318       746        276          754         214

Total return(1)......    13.24%    13.24%    10.43%    10.43%     7.77%     7.77%    12.39%     12.39%       25.90%      25.90%

Investment income
  ratio(2)...........     0.00%     0.00%     0.00%     0.00%     0.00%     0.00%     0.03%      0.03%        0.00%       0.00%

Expense ratio(3).....     0.90%     0.90%     0.90%     0.90%     0.90%     0.90%     0.90%      0.90%        0.90%       0.90%


--------------------------------------------------------------------------------------------------------------------------------
                                                               SMALL CAP VALUE SUBACCOUNT

                              2007
                       ------------------
                        TYPE 1*   TYPE 2
--------------------------------------------------------------------------------------------------------------------------------
Unit Value:

  Beginning of
     period..........              $10.00

  End of period......               $9.42

Net Assets at end of
  period (000's).....                 $20

Units outstanding at
  end of period
  (000's)............               2,147

Total return(1)......              (5.80%)***

Investment income
  ratio(2)...........               0.00%

Expense ratio(3).....               0.90%


--------------------------------------------------------------------------------------------------------------------------------
                                                              SMALL CAP GROWTH SUBACCOUNT

                              2007
                       ------------------
                        TYPE 1*   TYPE 2
--------------------------------------------------------------------------------------------------------------------------------
Unit Value:

  Beginning of
     period..........              $10.00

  End of period......               $9.84

Net Assets at end of
  period (000's).....                 $12

Units outstanding at
  end of period
  (000's)............                   1

Total return(1)......              (1.60%)***

Investment income
  ratio(2)...........               0.00%

Expense ratio(3).....               0.90%


                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------------------------------------------------------
                                                              GLOBAL SECURITIES SUBACCOUNT

                              2007                2006                2005                 2004                    2003
                       ------------------  ------------------  ------------------  --------------------  -----------------------
                        TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*    TYPE 2      TYPE 1*    TYPE 2****
--------------------------------------------------------------------------------------------------------------------------------
Unit Value:

  Beginning of
     period..........              $21.64              $18.60              $16.47               $14.03                   $10.00

  End of period......              $23.33              $21.64              $18.60               $16.47                   $14.03

Net Assets at end of
  period (000's).....              $1,129                $979                $590                 $286                      $53

Units outstanding at
  end of period
  (000's)............                  48                  45                  32                   17                        4

Total return(1)......               7.81%              16.34%              12.93%               17.39%                   40.30%

Investment income
  ratio(2)...........               0.16%               3.84%               0.82%                0.41%                    1.55%

Expense ratio(3).....               0.90%               0.90%               0.90%                0.90%                    0.90%


--------------------------------------------------------------------------------------------------------------------------------
                                                             INTERNATIONAL STOCK SUBACCOUNT

                              2007                2006                2005                 2004                    2003
                       ------------------  ------------------  ------------------  --------------------  -----------------------
                        TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*  TYPE 2****    TYPE 1*    TYPE 2****
--------------------------------------------------------------------------------------------------------------------------------
Unit Value:

  Beginning of
     period..........              $22.18              $18.02              $15.60               $13.06                   $10.00

  End of period......              $24.32              $22.18              $18.02               $15.60                   $13.06

Net Assets at end of
  period (000's).....              $3,247              $2,687              $1,751               $1,111                     $441

Units outstanding at
  end of period
  (000's)............                 134                 121                  97                   71                       34

Total return(1)......               9.65%              23.09%              15.51%               19.45%                   30.60%

Investment income
  ratio(2)...........               0.13%               1.56%               1.41%                1.76%                    1.08%

Expense ratio(3).....               0.90%               0.90%               0.90%                0.90%                    0.90%


--------------------------------------------------------------------------------------------------------------------------------
                                                         T. ROWE INTERNATIONAL STOCK SUBACCOUNT

                              2007                2006                2005                 2004                    2003
                       ------------------  ------------------  ------------------  --------------------  -----------------------
                        TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1    TYPE 2    TYPE 1     TYPE 2       TYPE 1      TYPE 2
--------------------------------------------------------------------------------------------------------------------------------
Unit Value:

  Beginning of
     period..........    $18.83    $11.40    $15.95     $9.66    $13.87     $8.40    $12.30      $7.45        $9.51       $5.76

  End of period......    $21.15    $12.80    $18.83    $11.40    $15.95     $9.66    $13.87      $8.40       $12.30       $7.45

Net Assets at end of
  period (000's).....   $11,003      $628   $10,117      $688    $8,626      $679    $7,593       $690       $6,786        $711

Units outstanding at
  end of period
  (000's)............       520        49       537        60       541        70       547         82          552          95

Total return(1)......    12.32%    12.28%    18.06%    18.01%    15.00%    15.00%    12.76%     12.75%       29.34%      29.34%

Investment income
  ratio(2)...........     0.00%     0.00%     1.20%     1.20%     1.63%     1.63%     1.13%      1.13%        1.29%       1.29%

Expense ratio(3).....     0.90%     0.90%     0.90%     0.90%     0.90%     0.90%     0.90%      0.90%        0.90%       0.90%


                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------------------------------------------------------
                                                             DEVELOPING MARKETS SUBACCOUNT

                              2007                2006                2005                 2004                    2003
                       ------------------  ------------------  ------------------  --------------------  -----------------------
                        TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*   TYPE 2    TYPE 1*    TYPE 2      TYPE 1*      TYPE 2
--------------------------------------------------------------------------------------------------------------------------------
Unit Value:

  Beginning of
     period..........              $19.22              $15.14              $11.98                $9.70                    $6.39

  End of period......              $24.25              $19.22              $15.14               $11.98                    $9.70

Net Assets at end of
  period (000's).....                 $91                 $90                $100                 $117                     $133

Units outstanding at
  end of period
  (000's)............                   4                   5                   7                   10                       14

Total return(1)......              26.17%              26.95%              26.38%               23.51%                   51.80%

Investment income
  ratio(2)...........               2.20%               1.18%               1.31%                1.84%                    1.15%

Expense ratio(3).....               0.90%               0.90%               0.90%                0.90%                    0.90%


*     This fund not available in this product type.

***  Not annualized

**** The VUL products added this investment option on May 1, 2003, with all subaccounts starting with a $10.00 unit price.

    The VUL products added this investment option on May 1, 2007, with all subaccounts starting with a $10.00 unit price.

(1) These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation, if any, indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period.

(2) These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccount invests.

(3) These amounts represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund have been excluded.

*    This subaccount not available in this product type.

**  This investment option was eliminated on May 2, 2003.

+ The VUL products added this investment option on May 1, 2003, with all subaccounts starting with a $10.00 unit price.

   For period ended September 30, 2007.

--------------

(7) RECENT ACCOUNTING PRONOUNCEMENTS

     In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("Fin 48"), which is effective for fiscal years beginning after December 15, 2006. FIN 48 clarifies the accounting for income taxes recognized in the financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This interpretation prescribes a comprehensive model for how an entity should recognize, measure, present and disclose in its financial statements uncertain tax positions that the entity has taken or expects to take on a tax return. The Company will adopt FIN 48 for the year ending December 31, 2007. Management is currently evaluating the impact, if any, on the Company's financial statements of implementing FIN 48.

     In September 2006, FASB issued Statement of Accounting Standards No. 157, Fair Value Measurements ("SFAS No. 157"). This standard expands the disclosure that is required for the use of fair value to measure assets and liabilities. The new disclosure will focus on the inputs used to measure fair value and the effect, if any, on the measurements on earnings (or changes in net assets) for the period. SFAS 157 is effective for the Company for the year ending December 31, 2008. Management is currently evaluating the impact, if any, on the Company's financial statements of adopting SFAS 157.

                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(8) REORGANIZATION

     CUNA Mutual Insurance Society ("CMIS"), a mutual life insurance company, and CUNA Mutual Life Insurance Company ("CMLIC"), a mutual life insurance company domiciled in Iowa, have operated under a permanent affiliation agreement since 1990. In connection with a proposed merger of CMLIC and CMIS, approval was provided to CMIS and its wholly-owned subsidiaries on May 3, 2007 to change its domicile from Wisconsin to Iowa. On September 6, 2007, approval from the Iowa Insurance Commissioner and the Attorney General was provided permitting CMLIC to merge with and into CMIS, with both companies already having received the necessary approvals of their respective Boards of Directors and policyholders. The merger is expected to take place on December 31, 2007.

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE
THREE YEARS ENDED DECEMBER 31, 2006

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2006 and 2005
(000s omitted)


                              ASSETS                                     2006         2005
-------------------------------------------------------------------   ----------   ----------
Debt securities, available for sale at fair value                     $2,560,669   $2,806,985
Equity securities, available for sale at fair value                      195,033      160,002
Equity in unconsolidated affiliates                                       29,020       24,637
Mortgage loans                                                           241,688      185,248
Real estate, at cost less accumulated depreciation (2006 - $36,244;
   2005 - $33,452)                                                        35,004       36,027
Policy loans                                                              90,038       92,563
Short-term investments                                                   134,365      153,794
Other invested assets                                                     28,816       29,343
Cash and cash equivalents                                                 33,567       17,440
                                                                      ----------   ----------
Total cash and investments                                             3,348,200    3,506,039
Accrued investment income                                                 30,654       35,084
Reinsurance recoverables                                                 750,217      762,122
Deferred policy acquisition costs                                        316,314      269,927
Office properties, equipment and computer software at cost less
   accumulated depreciation (2006 - $41,848; 2005 - $42,798)              20,873       10,509
Income taxes receivable                                                    1,866           --
Receivables from affiliates                                                2,969        9,093
Other assets and receivables                                              40,117       40,194
Separate account assets                                                4,772,487    4,273,164
                                                                      ----------   ----------
Total assets                                                          $9,283,697   $8,906,132
                                                                      ==========   ==========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Balance Sheets, continued
December 31, 2006 and 2005
(000s omitted)


               LIABILITIES AND POLICYHOLDERS' SURPLUS                    2006         2005
-------------------------------------------------------------------   ----------   ----------
Insurance reserves - life and health                                  $1,031,141   $  919,686
Policyholder account balances                                          2,688,732    2,896,610
Unearned premiums                                                         42,555       31,671
Dividends payable to policyholders                                        12,929       12,755
Income taxes payable                                                          --       11,746
Deferred income tax liability                                             23,329       16,110
Accrued postretirement benefit liability                                  29,787       29,535
Accrued pension liability                                                  6,375       11,336
Notes payable                                                                810          866
Payables to affiliates                                                    50,574       32,562
Accounts payable and other liabilities                                   142,344      202,805
Separate account liabilities                                           4,772,487    4,273,164
                                                                      ----------   ----------
Total liabilities                                                      8,801,063    8,438,846
                                                                      ----------   ----------
Accumulated other comprehensive income, net of tax
   (2006 - $2,746; 2005- $3,250)                                          23,646       24,580
Retained earnings                                                        458,988      442,706
                                                                      ----------   ----------
Total policyholders' surplus                                             482,634      467,286
                                                                      ----------   ----------
Total liabilities, minority interest and policyholders' surplus       $9,283,697   $8,906,132
                                                                      ==========   ==========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Operations
December 31, 2006, 2005 and 2004
(000s omitted)

                                                                     2006       2005       2004
                                                                   --------   --------   --------
Revenues:
   Life and health premiums                                        $233,806   $231,541   $183,618
   Property and casualty premiums                                        --         --         --
   Net investment income                                            174,792    163,619    157,434
   Net realized investment gains                                     11,495     13,237     18,266
   Contract charges                                                  67,691     77,478     76,099
   Other income                                                      13,531     12,394     11,588
                                                                   --------   --------   --------
Total revenues                                                      501,315    498,269    447,005
                                                                   --------   --------   --------
Benefits and expenses:
   Life and health insurance claims and benefits                    202,902    199,773    152,181
   Property and casualty insurance loss and loss adjustment
      expenses                                                           --         --         --
   Interest credited to policyholder account balances                84,901     89,539     93,044
   Policyholder dividends                                            25,466     24,999     25,369
   Operating and other expenses                                     178,777    142,388    125,262
                                                                   --------   --------   --------
Total benefits and expenses                                         492,046    456,699    395,856
                                                                   --------   --------   --------
Income from continuing operations before income taxes, equity in
   income of unconsolidated affiliates and minority interest          9,269     41,570     51,149
Income tax (benefit) expense                                         (5,069)     6,281     13,973
                                                                   --------   --------   --------
Income from continuing operations before equity in income of
   unconsolidated affiliates and minority interest                   14,338     35,289     37,176
Equity in income of unconsolidated affiliates, net of tax
   (2006 - $1,047; 2005 - $1,692; 2004 - $1,722)                      1,944      3,142      3,198
                                                                   --------   --------   --------
Net income                                                         $ 16,282   $ 38,431   $ 40,374
                                                                   ========   ========   ========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
December 31, 2006, 2005 and 2004
(000s omitted)

                                                                        2006       2005       2004
                                                                      --------   --------   --------
Net income                                                            $ 16,282   $ 38,431   $ 40,374
                                                                      --------   --------   --------
Other comprehensive income, net of tax:
   Unrealized net gains (losses) on investment securities:
      Unrealized net holding gains (losses) arising during period      (34,742)   (41,165)    15,726
      Applicable income tax on above                                    14,820     14,408     (5,504)
      Reclassification adjustment for losses included in net income     30,602     (9,320)   (15,836)
      Applicable income tax on above                                   (13,054)     3,262      5,543
                                                                      --------   --------   --------
      Net unrealized gains (losses)                                     (2,374)   (32,815)       (71)
                                                                      --------   --------   --------
   Minimum pension liability                                             2,215     (2,465)        --
   Applicable income tax on above                                         (775)       863         --
                                                                      --------   --------   --------
   Minimum pension liability, net of tax                                 1,440     (1,602)        --
                                                                      --------   --------   --------
Other comprehensive income (loss) subtotal                                (934)   (34,417)       (71)
                                                                      --------   --------   --------
Comprehensive income                                                  $ 15,348   $  4,014   $ 40,303
                                                                      ========   ========   ========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Changes in Policyholders' Surplus
Years Ended December 31, 2006, 2005 and 2004
(000s omitted)

                                                                    2006        2005        2004
                                                                  --------   ---------   ---------
Retained earnings:
   Balance at beginning of year                                   $442,706   $ 404,275   $ 363,901
   Net income                                                       16,282      38,431      40,374
                                                                  --------   ---------   ---------
   Balance at end of period                                        458,988     442,706     404,275
                                                                  --------   ---------   ---------
Accumulated other comprehensive income:
   Unrealized investment gains:
      Balance at beginning of year                                  26,182      58,997      59,068
      Unrealized gains (losses) on investment securities,
         net of tax (2006 - $1,279; 2005 - $17,670; 2004 - $39)     (2,374)    (32,815)        (71)
                                                                  --------   ---------   ---------
      Balance at end of period                                      23,808      26,182      58,997
                                                                  --------   ---------   ---------
   Minimum pension liability:
      Balance at beginning of year                                  (1,602)         --          --
      Change in minimum pension liability, net of tax
         (2006 - $(775); 2005 - $863)                                1,440      (1,602)         --
                                                                  --------   ---------   ---------
      Balance at end of period                                        (162)     (1,602)         --
                                                                  --------   ---------   ---------
Accumulated other comprehensive income                              23,646      24,580      58,997
                                                                  --------   ---------   ---------
Total policyholders' surplus                                      $482,634   $ 467,286   $ 463,272
                                                                  ========   =========   =========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended December 31, 2006, 2005 and 2004
(000s omitted)

                                                                      2006       2005       2004
                                                                    --------   --------   --------
Cash flows from operating activities:
   Net income                                                       $ 16,282   $ 38,431   $ 40,374
      Adjustments to reconcile net income to net cash provided by operating activities:
      Equity in (income) of unconsolidated affiliates                 (1,944)    (3,142)    (3,198)
      Other investment (income) loss                                   2,076      3,148     (2,712)
      Amortization of deferred policy acquisition costs               38,050     44,456     33,396
      Policy acquisition costs deferred                              (86,980)   (50,348)   (53,717)
      Depreciation of office properties, equipment
         and software                                                  2,536      2,784      5,880
      Amortization of bond premium and discount                        7,095      8,380     10,720
      Net realized investment gains                                  (11,495)   (13,237)   (18,266)
      Policyholder assessments on investment-type contracts          (37,348)   (22,520)   (22,435)
      Interest credited to policyholder account balances              84,901     89,539     93,044
   Changes in other assets and liabilities:
      Accrued investment income                                        4,430       (823)     2,498
      Other assets and receivables                                    (4,665)    (8,885)    (7,077)
      Deferred income tax                                              6,935     (3,434)     7,430
      Insurance reserves                                             111,455     97,256     57,602
      Unearned premiums                                               10,480     (1,190)    (1,258)
      Accrued income taxes                                           (13,612)       684      8,927
      Accounts payable and other liabilities                          16,015     17,429       (983)
                                                                    --------   --------   --------
Net cash provided by operating activities                            144,211    198,528    150,225
                                                                   =========   ========   ========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Cash Flows, continued
Years Ended December 31, 2006, 2005 and 2004
(000s omitted)

                                                        2006          2005          2004
                                                    -----------   -----------   -----------
Cash flows from investing activities:
   Purchases of investments:
      Debt securities                               $(1,211,244)  $(1,635,439)  $(1,331,845)
      Equity securities                                (100,131)      (27,121)      (74,966)
      Mortgage loans                                    (82,838)       (8,603)       (3,499)
      Real estate                                        (1,749)          777        (1,410)
      Short-term investments                            (85,396)      (15,291)      (67,827)
      Other invested assets                             (89,910)      (74,472)      (48,125)
   Proceeds on sale or maturity of investments:
      Debt securities                                 1,442,602     1,596,298     1,139,746
      Equity securities                                  87,189        74,731        18,670
      Mortgage loans                                     26,398        34,556        34,250
      Real estate                                            --            --           367
      Short-term investments                             49,998        14,562        70,288
      Other invested assets                              78,501       113,193        35,875
   Purchases of office properties, equipment and
      computer software                                 (12,900)       (1,947)         (416)
   Investment in unconsolidated affiliates                   --            --            --
   Change in policy loans and other, net                  2,525         2,011         2,695
                                                    -----------   -----------   -----------
Net cash used in investing activities                   103,045        73,255      (226,197)
                                                    -----------   -----------   -----------
Cash flows from financing activities:
   Deposits to policyholder account balances            319,210       203,445       418,562
   Withdrawals from policyholder account balances      (550,283)     (467,058)     (391,270)
   Dividends from unconsolidated affiliates                  --            --            --
   Change in bank overdrafts                                 --            --            --
   Changes in notes payable                                 (56)       (5,055)      (10,056)
                                                    -----------   -----------   -----------
Net cash provided by financing
   activities                                          (231,129)     (268,668)       17,236
                                                    -----------   -----------   -----------
Change in cash and cash equivalents                      16,127         3,115       (58,736)
Cash and cash equivalents at beginning of year           17,440        14,325        73,061
                                                    -----------   -----------   -----------
Cash and cash equivalents at end of year            $    33,567   $    17,440   $    14,325
                                                    ===========   ===========   ===========
Supplemental disclosure of cash information:
   Cash paid during the year for income taxes,
      net of refunds                                $     1,608   $     9,031   $    (2,383)
                                                    ===========   ===========   ===========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2007 AND FOR THE
NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Balance Sheet - Unaudited
September 30, 2007
(000s omitted)

                             ASSETS                                  2007
---------------------------------------------------------------   ----------
Debt securities, available for sale at fair value                 $2,383,254
Equity securities, available for sale at fair value                  162,657
Equity in unconsolidated affiliates                                   31,380
Mortgage loans                                                       348,393
Real estate, at cost less accumulated depreciation of $33,998         30,057
Policy loans                                                          88,691
Short-term investments                                                99,345
Other invested assets                                                100,624
Cash and cash equivalents                                             18,926
                                                                  ----------
Total cash and investments                                         3,263,327
Accrued investment income                                             31,094
Reinsurance recoverables                                             702,583
Deferred policy acquisition costs                                    333,509
Premiums receivable                                                    2,141
Office properties, equipment and computer software at cost less
   accumulated depreciation of $43,838                                19,542
Deferred tax asset                                                     4,474
Receivables from affiliates                                             (194)
Other assets and receivables                                          22,148
Separate account assets                                            5,009,037
                                                                  ----------
Total assets                                                      $9,387,661
                                                                  ==========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Balance Sheet - Unaudited, continued
September 30, 2007
(000s omitted)

             LIABILITIES AND POLICYHOLDERS' SURPLUS                  2007
---------------------------------------------------------------   ----------
Insurance reserves - life and health                              $1,091,926
Policyholder account balances                                      2,530,792
Unearned premiums                                                     42,400
Dividends payable to policyholders                                    13,098
Reinsurance payable                                                    8,277
Accrued postretirement benefit liability                              29,732
Income tax payable                                                     3,107
Payables to affiliates                                                46,629
Accounts payable and other liabilities                               154,527
Separate account liabilities                                       5,009,016
                                                                  ----------
Total liabilities                                                  8,929,504
                                                                  ----------
Accumulated other comprehensive income, net of tax $18,933           (16,616)
Retained earnings                                                    474,773
                                                                  ----------
Total policyholders' surplus                                         458,157
                                                                  ----------
Total liabilities, minority interest and policyholders' surplus   $9,387,661
                                                                  ==========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Operations - Unaudited
Nine Months Ended September 30, 2007 and 2006
(000s omitted)

                                                                     2007       2006
                                                                   --------   --------
Revenues:
   Life and health premiums                                        $183,777   $162,656
   Net investment income                                            137,349    126,267
   Net realized investment gains                                     (4,318)    13,951
   Contract charges                                                  59,497     48,146
   Other income                                                       5,411      9,755
                                                                   --------   --------
Total revenues                                                      381,716    360,775
                                                                   --------   --------
Benefits and expenses:
   Life and health insurance claims and benefits                    153,254    139,883
   Interest credited to policyholder account
      balances                                                       63,309     63,701
   Policyholder dividends                                            19,658     19,321
   Operating and other expenses                                     130,576    111,812
                                                                   --------   --------
Total benefits and expenses                                         366,797    334,717
                                                                   --------   --------
Income from continuing operations before income taxes, equity in
   income of unconsolidated affiliates and minority interest         14,919     26,058
Income tax expense                                                      935      1,105
                                                                   --------   --------
Income from continuing operations before equity in income of
   unconsolidated affiliates and minority interest                   13,984     24,953
Equity in income of unconsolidated affiliates, net
   of tax (2007 - $976; 2006 - $616)                                  1,801      1,145
                                                                   --------   --------
Net income                                                         $ 15,785   $ 26,098
                                                                   ========   ========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income - Unaudited
September 30, 2007 and 2006
(000s omitted)

                                                                     2007       2006
                                                                   --------   --------
Net income                                                         $ 15,785   $ 26,098
                                                                   --------   --------
   Unrealized net gains (losses) on investment securities:
      Unrealized net holding gains (losses) arising
         during period                                              (53,686)   (45,495)
      Applicable income tax on above                                 18,790     15,923
      Reclassification adjustment for gains (losses) included in
         net income                                                  (8,255)    31,716
      Applicable income tax on above                                  2,889    (11,100)
                                                                   --------   --------
      Net unrealized gains (losses)                                 (40,262)    (8,956)
                                                                   --------   --------
Other comprehensive income (loss) subtotal                          (40,262)    (8,956)
                                                                   --------   --------
Comprehensive income                                               $(24,477)  $ 17,142
                                                                   ========   ========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Changes in Policyholders' Surplus - Unaudited Nine Months Ended September 30, 2007, and 2006
(000s omitted)

                                                                         2007       2006
                                                                       --------   --------
Retained earnings:
   Balance at beginning of year                                        $458,988   $442,706
   Net income                                                            15,785     26,098
                                                                       --------   --------
   Balance at end of period                                             474,773    468,804
                                                                       --------   --------
Accumulated other comprehensive income:
   Unrealized investment gains:
      Balance at beginning of year                                       23,808     26,182
      Unrealized gains (losses) on investment securities, net of tax
         (2007 - $21,679; 2006 - $4,823)                                (40,262)    (8,956)
                                                                       --------   --------
      Balance at end of period                                          (16,454)    17,226
                                                                       --------   --------
   Minimum pension liability:
      Balance at beginning of year                                         (162)    (1,602)
      Change in minimum pension liability, net of tax                        --         --
                                                                       --------   --------
      Balance at end of period                                             (162)    (1,602)
                                                                       --------   --------
Accumulated other comprehensive income                                  (16,616)    15,624
                                                                       --------   --------
Total policyholders' surplus                                           $ 458,157  $484,428
                                                                       =========  ========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Cash Flows - Unaudited
Nine Months Ended September 30, 2007 and 2006
(000s omitted)

                                                          2007       2006
                                                        --------   --------
Cash flows from operating activities:
   Net income                                           $ 15,785   $ 26,098
      Adjustments to reconcile net income to net
      cash provided by operating activities:
      Equity in (income) of unconsolidated affiliates     (1,801)    (1,145)
      Amortization of deferred policy acquisition
         costs                                            37,484     21,188
      Policy acquisition costs deferred                  (43,882)   (41,672)
      Depreciation of office properties, equipment
         and software                                      4,244      3,788
      Amortization of bond premium and discount              166      6,353
      Net realized investment gains                        4,318    (13,951)
      Policyholder assessments on investment-
         type contracts                                  (12,051)   (13,640)
      Interest credited to policyholder account
         balances                                         83,865     85,055
   Changes in other assets and liabilities:
      Accrued investment income                             (439)     3,695
      Reinsurance recoverables                            47,634      9,519
      Premiums receivable                                     42        (76)
      Other assets and receivables                            (5)     7,590
      Deferred income tax                                 (7,245)       531
      Insurance reserves                                  60,785     54,681
      Unearned premiums                                     (959)    10,418
      Accrued income taxes                                 4,974     (1,998)
      Accounts payable and other liabilities              12,586    (19,888)
                                                        --------   --------
Net cash provided by operating activities                205,501    136,546
                                                        ========   ========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Cash Flows - Unaudited, continued
Nine Months Ended September 30, 2007 and 2006
(000s omitted)

                                                       2007         2006
                                                    ---------   -----------
Cash flows from investing activities:
   Purchases of investments:
      Debt securities                               $(391,401)  $(1,003,239)
      Equity securities                               (47,950)     (124,094)
      Mortgage loans                                 (123,925)      (70,171)
      Real estate                                      (1,208)       (1,371)
      Short-term investments                         (101,407)     (150,119)
      Other invested assets                           (86,989)      (60,653)
   Proceeds on sale or maturity of investments:
      Debt securities                                 491,190     1,145,137
      Equity securities                                86,363       113,056
      Mortgage loans                                   17,609        41,322
      Real estate                                       8,100            --
      Short-term investments                          136,432       178,962
      Other invested assets                            22,626        61,513
   Purchases of office properties, equipment and
      computer software                                (1,129)      (15,094)
   Change in policy loans and other, net                1,342         2,160
                                                    ---------   -----------
Net cash used in investing activities                   9,653       117,409
                                                    ---------   -----------
Cash flows from financing activities:
   Deposits to policyholder account balances          233,179       271,855
   Withdrawals from policyholder account balances    (462,933)     (511,132)
   Changes in notes payable                               (41)        8,459
                                                    ---------   -----------
Net cash provided by financing activities            (229,795)     (230,818)
                                                    ---------   -----------
Change in cash and cash equivalents                   (14,641)       23,137
Cash and cash equivalents at beginning of year         33,567        17,440
                                                    ---------   -----------
Cash and cash equivalents at end of year            $  18,926   $    40,577
                                                    =========   ===========

CUNA MUTUAL INSURANCE
SOCIETY AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE
THREE YEARS ENDED DECEMBER 31, 2006

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2006 and 2005
(000s omitted)

                              ASSETS                                      2006        2005
-------------------------------------------------------------------   ----------   ----------
Debt securities, available for sale at fair value                     $3,948,175   $4,133,635
Equity securities, available for sale at fair value                      385,467      368,845
Equity in unconsolidated affiliates                                      181,667      159,453
Mortgage loans                                                           195,333       39,831
Real estate, at cost less accumulated depreciation (2006 - $29,536;
   2006 - $27,107)                                                        26,209       26,242
Policy loans                                                              16,368       15,726
Short-term investments                                                   213,985      160,037
Other invested assets                                                     71,890       24,149
Cash and cash equivalents                                                198,983      177,981
                                                                      ----------   ----------
Total cash and investments                                             5,238,077    5,105,899

Accrued investment income                                                 46,577       44,379
Reinsurance recoverables                                                 324,646      338,245
Deferred policy acquisition costs                                        282,667      217,545
Premiums receivable                                                      154,573      147,663
Office properties, equipment and computer software at cost less
   accumulated depreciation (2006 -$302,288; 2005 - $284,835)            170,912      171,039
Federal income taxes receivable                                           27,859       20,561
Deferred tax asset                                                        23,276       42,259
Receivables from affiliates                                               52,753       36,094
Other assets and receivables                                             277,609      187,786
Separate account assets                                                  135,611      104,512
                                                                      ----------   ----------
Total assets                                                          $6,734,560   $6,415,982
                                                                      ==========   ==========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Balance Sheets, continued
December 31, 2006 and 2005
(000s omitted)

              LIABILITIES AND POLICYHOLDERS' SURPLUS                 2006         2005
---------------------------------------------------------------   ----------   ----------
Insurance reserves - life and health                              $1,684,376   $1,666,984
Insurance reserves - property and casualty                           461,398      422,884
Policyholder account balances                                      1,805,732    1,783,639
Unearned premiums                                                    547,350      519,817
Dividends payable to policyholders                                     3,153        3,559
Reinsurance payable                                                   37,947       38,189
Accrued postretirement benefit liability                             162,620      159,430
Payables to affiliates                                                 2,947       11,272
Accounts payable and other liabilities                               470,042      475,911
Separate account liabilities                                         135,611      104,512
                                                                  ----------   ----------
Total liabilities                                                  5,311,176    5,186,197
                                                                  ----------   ----------
Minority interest                                                     43,022       39,014
                                                                  ----------   ----------
Accumulated other comprehensive income, net
   of tax  (2006 - $19,635; 2005- $11,245)                            89,477       68,111
Retained earnings                                                  1,290,885    1,122,660
                                                                  ----------   ----------
Total policyholders' surplus                                       1,380,362    1,190,771
                                                                  ----------   ----------
Total liabilities, minority interest and policyholders' surplus   $6,734,560   $6,415,982
                                                                  ==========   ==========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Operations
December 31, 2006, 2005 and 2004
(000s omitted)

                                                                      2006         2005         2004
                                                                   ----------   ----------   ----------
Revenues:
   Life and health premiums                                        $  997,126   $  972,857   $  987,190
   Property and casualty premiums                                     651,842      570,906      499,134
   Net investment income                                              247,208      192,870      186,967
   Net realized investment gains                                       11,200        7,541       22,779
   Contract charges                                                        --           --           --
   Other income                                                       254,138      275,638      239,748
                                                                   ----------   ----------   ----------
Total revenues                                                      2,161,514    2,019,812    1,935,818
                                                                   ----------   ----------   ----------
Benefits and expenses:
   Life and health insurance claims and benefits                      538,757      560,992      634,162
   Property and casualty insurance loss and loss adjustment
      expenses                                                        416,671      385,863      301,227
   Interest credited to policyholder account balances                  64,236       59,940       60,787
   Policyholder dividends                                               3,834        4,224        3,106
   Operating and other expenses                                       928,941      933,515      822,155
                                                                   ----------   ----------   ----------
Total benefits and expenses                                         1,952,439    1,944,534    1,821,437
                                                                   ----------   ----------   ----------
Income from continuing operations before income taxes, equity in
   income of unconsolidated affiliates and minority interest          209,075       75,278      114,381
Income tax expense                                                     60,173        4,589       24,267
                                                                   ----------   ----------   ----------
Income from continuing operations before equity in income of
   unconsolidated affiliates and minority interest                    148,902       70,689       90,114
Equity in income of unconsolidated affiliates, net
   of tax (2006 - $3,360; 2005 - $8,270; 2004 - $7,019)                21,038       15,114       11,684
                                                                   ----------   ----------   ----------
Income from continuing operations before minority interest            169,940       85,803      101,798
Minority interest in loss (income)                                     (3,153)       1,105       (2,988)
                                                                   ----------   ----------   ----------
Income from continuing operations                                     166,787       86,908       98,810
Gain (loss) from discontinued operations, net of tax
   (2006 - $(174); 2005 - $1,663; 2004 - $415)                          1,438       (1,510)      (1,623)
                                                                   ----------   ----------   ----------
Net income                                                         $  168,225   $   85,398   $   97,187
                                                                   ==========   ==========   ==========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
December 31, 2006, 2005 and 2004
(000s omitted)

                                                                 2006       2005       2004
                                                               --------   --------   --------
Net income                                                     $168,225   $ 85,398   $ 97,187
                                                               --------   --------   --------
Other comprehensive income, net of tax:
   Foreign currency translation gains arising during period        (951)     5,656      6,657
   Applicable income tax on above                                   891       (944)      (575)
                                                               --------   --------   --------
   Net foreign currency translation gains (losses)                  (60)     4,712      6,082
                                                               --------   --------   --------
   Unrealized net gains (losses) on investment securities:
      Unrealized net holding gains (losses) arising
         during period                                          (15,676)   (81,913)    29,539
      Applicable income tax on above                               (676)    29,761     (2,924)
      Reclassification adjustment for losses included in net
         income                                                  19,987     13,847    (21,982)
      Applicable income tax on above                                862     (5,031)     2,176
                                                               --------   --------   --------
      Net unrealized gains (losses)                               4,497    (43,336)     6,809
                                                               --------   --------   --------
   Minimum pension liability                                     25,910    (30,643)      (983)
   Applicable income tax on above                                (8,981)    10,728        346
                                                               --------   --------   --------
   Minimum pension liability, net of tax                         16,929    (19,915)      (637)
                                                               --------   --------   --------
Other comprehensive income (loss) subtotal                       21,366    (58,539)    12,254
                                                               --------   --------   --------
Comprehensive income                                           $189,591   $ 26,859   $109,441
                                                               ========   ========   ========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Changes in Policyholders' Surplus
Years Ended December 31, 2006, 2005 and 2004
(000s omitted)

                                                                          2006          2005         2004
                                                                       ----------   ----------   ----------
Retained earnings:
   Balance at beginning of year                                        $1,122,660   $1,037,262   $  940,067
   Net income                                                             168,225       85,398       97,187
                                                                       ----------   ----------   ----------
   Balance at end of year                                               1,290,885    1,122,660    1,037,262
                                                                       ----------   ----------   ----------
Accumulated other comprehensive income:
   Foreign currency translation gains (losses):
      Balance at beginning of year                                          5,289          577       (5,505)
      Change in unrealized gains (losses) from foreign
      currency translation, net of tax (2006 -$891;
      2005 - $(944); 2004 - $(575))                                           (60)       4,712        6,082
                                                                       ----------   ----------   ----------
      Balance at end of year                                                5,229        5,289          577
                                                                       ----------   ----------   ----------
   Unrealized investment gains:
      Balance at beginning of year                                         83,901      127,237      120,428
      Unrealized gains (losses) on investment securities, net of tax
         (2006 - $(186); 2005 - $24,730; 2004 - $1,037)                     4,497      (43,336)       6,809
                                                                       ----------   ----------   ----------
      Balance at end of year                                               88,398       83,901      127,237
                                                                       ----------   ----------   ----------
   Minimum pension liability:
      Balance at beginning of year                                        (21,079)      (1,164)        (527)
      Change in minimum pension liability, net of
         tax (2006 - $(8,981); 2005 - $10,728; 2004 - $346)                16,929      (19,915)        (637)
                                                                       ----------   ----------   ----------
      Balance at end of year                                               (4,150)     (21,079)      (1,164)
                                                                       ----------   ----------   ----------
Accumulated other comprehensive income                                     89,477       68,111      126,650
                                                                       ----------   ----------   ----------
Total policyholders' surplus                                           $1,380,362   $1,190,771   $1,163,912
                                                                       ==========   ==========   ==========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended December 31, 2006, 2005 and 2004
(000s omitted)

                                                                     2006         2005          2004
                                                                  ---------   -----------   -----------
Cash flows from operating activities:
   Net income                                                     $ 168,225   $    85,398   $    97,187
      Adjustments to reconcile net income to net
      cash provided by operating activities:
      Equity in (income) of unconsolidated affiliates               (21,038)      (15,114)      (18,388)
      Amortization of deferred policy acquisition costs             254,933       269,093       235,395
      Policy acquisition costs deferred                            (319,750)     (278,367)     (242,003)
      Depreciation of office properties, equipment and software      34,529        33,775        36,739
      Amortization of bond premium and discount                       2,504        15,356        10,603
      Net realized investment gains                                 (11,200)       (6,207)      (28,474)
      Policyholder assessments on investment-type contracts          (7,052)       (2,683)       (2,500)
      Interest credited to policyholder account balances             64,236        59,940        59,601
      Gain on mortgage loan sales                                        --        (3,566)       (6,967)
      Origination of mortgage loans held for sale                        --    (1,128,250)   (1,250,659)
      Proceeds from sale of mortgage loans held for sale                 --     1,165,983     1,249,863
   Changes in other assets and liabilities:
      Accrued investment income                                      (2,186)         (630)        1,822
      Reinsurance recoverables                                       13,844       (18,221)      (15,839)
      Premiums receivable                                            (6,850)       (5,797)        5,789
      Other assets and receivables                                  (94,549)        4,115       (36,553)
      Deferred income tax                                             8,012       (11,515)        3,382
      Insurance reserves                                             54,683        93,085        98,063
      Unearned premiums                                              27,489        57,028        32,162
      Accrued income taxes                                           (7,298)      (18,957)        8,614
      Accounts payable and other liabilities                         28,972       106,642        26,827
                                                                  ---------   -----------   -----------
Net cash provided by operating activities                           187,504       401,108       264,664
                                                                  =========   ===========   ===========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Cash Flows, continued
Years Ended December 31, 2006, 2005 and 2004
(000s omitted)

                                                                         2006          2005          2004
                                                                     -----------   -----------   -----------
Cash flows from investing activities:
   Purchases of investments:
      Debt securities                                                $(1,927,481)  $(2,843,266)  $(1,753,899)
      Equity securities                                                 (191,069)      (50,703)      (57,530)
      Mortgage loans                                                    (177,607)         (724)       (2,039)
      Real estate                                                         (2,472)       (1,717)         (991)
      Short-term investments                                            (204,194)      (48,980)      (25,915)
      Other invested assets                                              (82,594)      (90,661)         (553)
   Proceeds on sale or maturity of investments:
      Debt securities                                                  2,093,076     2,442,362     1,484,987
      Equity securities                                                  214,618        52,917        44,104
      Mortgage loans                                                      22,105        14,768        23,444
      Real estate                                                             76         1,506           161
      Short-term investments                                             104,684        41,812        12,590
      Other invested assets                                               25,509        88,056           814
   Purchases of office properties, equipment and computer software       (32,934)      (41,330)      (49,674)
   Investment in unconsolidated affiliates                               (27,525)      (12,340)         (384)
   Change in policy loans and other, net                                   2,891          (627)       (2,121)
                                                                     -----------   -----------   -----------
Net cash used in investing activities                                   (182,917)     (448,927)     (327,006)
                                                                     -----------   -----------   -----------
Cash flows from financing activities:
   Deposits to policyholder account balances                             680,387       392,431       671,398
   Withdrawals from policyholder account balances                       (715,478)     (324,360)     (588,097)
   Dividends from unconsolidated affiliates                               17,439            --            --
   Dividends to minority shareholders                                         --            --          (603)
   Repurchase of minority interest shares                                     --            --        (3,854)
   Stock issued to minority shareholders                                      --            --           404
   Change in bank overdrafts                                              34,067       (12,253)        1,081
   Changes in notes payable                                                   --       (55,094)       (5,058)
                                                                     -----------   -----------   -----------
Net cash provided by financing activities                                 16,415           724        75,271
                                                                     -----------   -----------   -----------
Change in cash and cash equivalents                                       21,002       (47,095)       12,929
Cash and cash equivalents at beginning of year                           177,981       225,076       212,147
                                                                     -----------   -----------   -----------
Cash and cash equivalents at end of year                             $   198,983   $   177,981   $   225,076
                                                                     ===========   ===========   ===========
Supplemental disclosure of cash information:
   Cash paid during the year for the interest                        $        62   $     1,576   $     3,953
   Cash paid during the year for income taxes,
      net of refunds                                                      57,567        38,321        20,884
                                                                     ===========   ===========   ===========

CUNA MUTUAL INSURANCE
SOCIETY AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2007 AND FOR THE
NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Balance Sheet - Unaudited
September 30, 2007
(000s omitted)

                           ASSETS                                    2007
---------------------------------------------------------------   ----------
Debt securities, available for sale at fair value                 $3,921,287
Equity securities, available for sale at fair value                  364,887
Equity in unconsolidated affiliates                                  192,225
Mortgage loans                                                       273,454
Real estate, at cost less accumulated depreciation of $28,614         22,853
Policy loans                                                          16,993
Short-term investments                                               137,121
Other invested assets                                                167,822
Cash and cash equivalents                                            237,729
                                                                  ----------
Total cash and investments                                         5,334,371

Accrued investment income                                             49,865
Reinsurance recoverables                                             390,162
Deferred policy acquisition costs                                    305,538
Premiums receivable                                                  315,799
Office properties, equipment and computer software at cost less
   accumulated depreciation of $316,195                              195,264
Deferred tax asset                                                    77,333
Receivables from affiliates                                           49,920
Other assets and receivables                                         244,878
Separate account assets                                              167,067
                                                                  ----------
Total assets                                                      $7,130,197
                                                                  ==========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Balance Sheet - Unaudited, continued
September 30, 2007
(000s omitted)

             LIABILITIES AND POLICYHOLDERS' SURPLUS                      2007
-------------------------------------------------------------------   ----------
Insurance reserves - life and health                                  $1,796,162
Insurance reserves - property and casualty                               587,478
Policyholder account balances                                          1,738,112
Unearned premiums                                                        598,740
Dividends payable to policyholders                                         4,458
Reinsurance payable                                                       74,615
Accrued postretirement benefit liability                                 168,190
Income taxes payable                                                      19,149
Payables to affiliates                                                    10,911
Accounts payable and other liabilities                                   493,019
Separate account liabilities                                             167,067
                                                                      ----------
Total liabilities                                                      5,657,901
                                                                      ----------
Minority interest                                                         26,658
                                                                      ----------
Accumulated other comprehensive income, net of tax (2007 - $26,495)        1,337
Retained earnings                                                      1,444,301
                                                                      ----------
Total policyholders' surplus                                           1,445,638
                                                                      ----------
Total liabilities, minority interest and policyholders' surplus       $7,130,197
                                                                      ==========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Operations - Unaudited
Nine Months Ended September 30, 2007 and 2006
(000s omitted)

                                                                      2007         2006
                                                                   ----------   ----------
Revenues:
   Life and health premiums                                        $  751,691   $  760,176
   Property and casualty premiums                                     586,404      478,596
   Net investment income                                              196,236      178,041
   Net realized investment gains                                        9,085       10,943
   Contract charges                                                     2,184        1,545
   Other income                                                       211,846      228,924
                                                                   ----------   ----------
Total revenues                                                      1,757,446    1,658,225
                                                                   ----------   ----------
Benefits and expenses:
   Life and health insurance claims and benefits                      404,920      417,399
   Property and casualty insurance loss and loss adjustment
      expenses                                                        354,721      312,454
   Interest credited to policyholder account balances                  52,071       47,032
   Policyholder dividends                                               2,653        2,874
   Operating and other expenses                                       741,942      731,164
                                                                   ----------   ----------
Total benefits and expenses                                         1,556,307    1,510,923
                                                                   ----------   ----------
Income from continuing operations before income taxes, equity in
   income of unconsolidated affiliates and minority interest          201,139      147,302
Income tax expense                                                     62,044       49,281
                                                                   ----------   ----------
Income from continuing operations before equity in income of
   unconsolidated affiliates and minority interest                    139,095       98,021
Equity in income of unconsolidated affiliates, net
   of tax (2007 - $(110); 2006 - $1,086)                               15,993       15,978
                                                                   ----------   ----------
Income from continuing operations before minority interest            155,088      113,999
Minority interest in (income)                                          (1,672)      (2,385)
                                                                   ----------   ----------
Net income                                                         $  153,416   $  111,614
                                                                   ==========   ==========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income - Unaudited
September 30, 2007 and 2006
(000s omitted)

                                                                  2007       2006
                                                               ---------   --------
Net income                                                     $ 153,416   $111,614
                                                               ---------   --------
Other comprehensive income, net of tax:
   Foreign currency translation gains arising during period       27,905      7,972
   Applicable income tax on above                                  1,781         99
                                                               ---------   --------
   Net foreign currency translation gains (losses)                29,686      8,071
                                                               ---------   --------
   Unrealized net gains (losses) on investment securities:
      Unrealized net holding gains (losses) arising
         during period                                          (149,316)     9,978
      Applicable income tax on above                              42,739     (7,071)
      Reclassification adjustment for losses included in net
         income                                                  (19,974)   (16,587)
      Applicable income tax on above                               8,724      9,466
                                                               ---------   --------
      Net unrealized gains (losses)                             (117,827)    (4,214)
                                                               ---------   --------
   Minimum pension liability                                          --         48
   Applicable income tax on above                                     --        (18)
                                                               ---------   --------
   Minimum pension liability, net of tax                              --         30
Other comprehensive income (loss) subtotal                       (88,141)     3,887
                                                               ---------   --------
Comprehensive income                                           $  65,275   $115,501
                                                               =========   ========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Changes in Policyholders' Surplus - Unaudited Nine Months Ended September 31, 2007 and 2006
(000s omitted)

                                                                          2007         2006
                                                                       ----------   ----------
Retained earnings:
   Balance at beginning of year                                        $1,290,885   $1,122,660
   Net income                                                             153,416      111,614
                                                                       ----------   ----------
   Balance at end of year                                               1,444,301    1,234,274
                                                                       ----------   ----------
Accumulated other comprehensive income:
   Foreign currency translation gains (losses):
      Balance at beginning of year                                          5,229        5,289
      Change in unrealized gains (losses) from foreign
         currency translation, net of tax (2007 - $1,781;
         2006 - $99)                                                       29,686        8,071
                                                                       ----------   ----------
      Balance at end of year                                               34,915       13,360
                                                                       ----------   ----------
   Unrealized investment gains:
      Balance at beginning of year                                         88,398       83,901
      Unrealized gains (losses) on investment securities, net of tax
         (2007 - $51,463; 2006 - $2,395)                                 (117,826)      (4,214)
                                                                       ----------   ----------
      Balance at end of year                                              (29,428)      79,687
                                                                       ----------   ----------
   Minimum pension liability:
      Balance at beginning of year                                         (4,150)     (21,079)
      Change in minimum pension liability, net of
         tax (2006 - $(17,643)                                                 --           30
                                                                       ----------   ----------
      Balance at end of year                                               (4,150)     (21,049)
                                                                       ----------   ----------
Accumulated other comprehensive income                                      1,337       71,998
                                                                       ----------   ----------
Total policyholders' surplus                                           $1,445,638   $1,306,272
                                                                       ==========   ==========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Cash Flows - Unaudited
Nine Months Ended September 31, 2007 and 2006
(000s omitted)

                                                           2007        2006
                                                        ---------   ---------
Cash flows from operating activities:
   Net income                                           $ 153,416   $ 111,614
      Adjustments to reconcile net income to net
         cash provided by operating activities:
      Equity in (income) of unconsolidated affiliates     (15,993)    (15,978)
      Amortization of deferred policy acquisition
         costs                                            204,600     184,786
      Policy acquisition costs deferred                  (214,660)   (195,525)
      Depreciation of office properties, equipment
         and software                                      30,793      23,120
      Amortization of bond premium and discount            (3,458)      2,132
      Net realized investment gains                        (9,085)    (10,943)
      Policyholder assessments on investment-
         type contracts                                    (6,423)     (3,019)
      Interest credited to policyholder account
         balances                                          56,250      51,024
   Changes in other assets and liabilities:
      Accrued investment income                            (4,503)     (3,155)
      Reinsurance recoverables                            (97,142)    (22,228)
      Premiums receivable                                (167,598)    (13,130)
      Other assets and receivables                         18,138     (50,435)
      Deferred income tax                                  47,444      (1,594)
      Insurance reserves                                  120,222      32,790
      Unearned premiums                                    51,390      24,708
      Accrued income taxes                                 47,008      13,370
      Accounts payable and other liabilities               57,438      68,720
                                                          -------     -------
Net cash provided by operating activities                 267,837     196,257
                                                          =======     =======

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Cash Flows - Unaudited, continued
Nine Months Ended September 30, 2007 and 2006
(000s omitted)

                                                        2007          2006
                                                    -----------   -----------
Cash flows from investing activities:
   Purchases of investments:
      Debt securities                               $(1,003,374)  $(1,694,818)
      Equity securities                                (172,039)     (153,472)
      Mortgage loans                                   (115,687)     (150,908)
      Real estate                                        (1,252)       (2,046)
      Short-term investments                           (128,224)     (167,041)
      Other invested assets                            (107,736)      (42,070)
   Proceeds on sale or maturity of investments:
      Debt securities                                   975,698     1,752,639
      Equity securities                                 221,176       191,680
      Mortgage loans                                     37,955        27,038
      Real estate                                         4,250            76
      Short-term investments                            204,126       150,949
      Other invested assets                              24,059        19,621
   Purchases of office properties, equipment and
      computer software                                 (56,421)      (19,626)
   Investment in unconsolidated affiliates                  (58)           30
   Change in policy loans and other, net                (13,038)       (1,036)
                                                    -----------   -----------
Net cash used in investing activities                  (130,565)      (88,984)
                                                    -----------   -----------
Cash flows from financing activities:
   Deposits to policyholder account balances            602,808       472,828
   Withdrawals from policyholder account balances      (720,255)     (538,677)
   Dividends from unconsolidated affiliates              19,334        17,439
   Change in bank overdrafts                             (1,342)           34
   Changes in notes payable                                 929         6,978
                                                    -----------   -----------
Net cash provided by financing
   activities                                           (98,526)      (41,398)
                                                    -----------   -----------
Change in cash and cash equivalents                      38,746        65,875
Cash and cash equivalents at beginning of year          198,983       177,981
                                                    -----------   -----------
Cash and cash equivalents at end of year            $   237,729   $   243,856
                                                    ===========   ===========

CUNA MUTUAL INSURANCE
SOCIETY AND SUBSIDIARIES, PRO FORMA
CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE
THREE YEARS ENDED DECEMBER 31, 2006

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES, PRO FORMA
Consolidated Balance Sheets - Unaudited
December 31, 2006 and 2005
(000s omitted)

                               ASSETS                                 2006          2005
---------------------------------------------------------------   -----------   -----------
Debt securities, available for sale at fair value                 $ 6,508,844   $ 6,980,279
Equity securities, available for sale at fair value                   624,559       533,080
Equity in unconsolidated affiliates                                   152,646       134,816
Mortgage loans                                                        437,021       225,079
Real estate, at cost less accumulated depreciation
   (2006 - $65,780; 2005 - $60,559)                                    61,213        62,269
Policy loans                                                          106,406       108,289
Short-term investments                                                348,350       313,831
Other invested assets                                                 100,706        53,492
Cash and cash equivalents                                             249,275       197,580
                                                                  -----------   -----------
Total cash and investments                                          8,589,020     8,608,715
Accrued investment income                                              77,341        79,847
Reinsurance recoverables                                              188,339       230,240
Deferred policy acquisition costs                                     598,981       487,472
Premiums receivable                                                   156,756       149,552
Office properties, equipment and computer software at cost less
   accumulated depreciation (2006 - $344,748; 2005 - $328,239)        192,443       181,555
Federal income taxes receivable                                        30,120         9,636
Deferred tax asset                                                     21,422        43,566
Receivables from affiliates                                             4,866         4,264
Other assets and receivables                                          318,825       231,712
Separate account assets                                             4,908,098     4,377,676
                                                                  -----------   -----------
Total assets                                                      $15,086,211   $14,404,235
                                                                  ===========   ===========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES, PRO FORMA
Consolidated Balance Sheets - Unaudited, continued
December 31, 2006 and 2005
(000s omitted)

            LIABILITIES AND POLICYHOLDERS' SURPLUS                    2006          2005
---------------------------------------------------------------   -----------   -----------
Insurance reserves - life and health                              $ 2,509,776   $ 2,459,039
Insurance reserves - property and casualty                            461,398       422,884
Policyholder account balances                                       3,840,995     3,963,595
Unearned premiums                                                     589,905       551,488
Dividends payable to policyholders                                     16,082        16,314
Reinsurance payable                                                    19,718        21,842
Accrued postretirement benefit liability                              192,407       188,965
Payables to affiliates                                                    181           292
Accounts payable and other liabilities                                621,503       688,009
Separate account liabilities                                        4,908,098     4,377,676
                                                                  -----------   -----------
Total liabilities                                                  13,160,063    12,690,104
                                                                  -----------   -----------
Minority interest                                                      43,022        39,014
                                                                  -----------   -----------
Accumulated other comprehensive income, net
   of tax (2006 -$21,451; 2005- $14,495)                              114,055        92,647
Retained earnings                                                   1,769,071     1,582,470
                                                                  -----------   -----------
Total policyholders' surplus                                        1,883,126     1,675,117
                                                                  -----------   -----------
Total liabilities, minority interest and policyholders' surplus   $15,086,211   $14,404,235
                                                                  ===========   ===========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES, PRO FORMA
Consolidated Statements of Operations - Unaudited
December 31, 2006, 2005 and 2004
(000s omitted)

                                                                  2006        2005         2004
                                                              ----------   ----------   ----------
Revenues:
   Life and health premiums                                   $1,230,932   $1,204,398   $  987,190
   Property and casualty premiums                                651,842      570,906      499,134
   Net investment income                                         438,888      364,197      186,967
   Net realized investment gains                                  22,647       21,271       22,779
   Contract charges                                               69,959       80,457           --
   Other income                                                  298,273      313,965      239,748
                                                              ----------   ----------   ----------
Total revenues                                                 2,712,541    2,555,194    1,935,818
                                                              ----------   ----------   ----------
Benefits and expenses:
   Life and health insurance claims and benefits                 741,659      760,765      634,162
   Property and casualty insurance loss and loss adjustment
      expenses                                                   416,671      385,863      301,227
   Interest credited to policyholder account balances            149,137      149,479       60,787
   Policyholder dividends                                         29,300       29,223        3,106
   Operating and other expenses                                1,148,919    1,098,927      822,155
                                                              ----------   ----------   ----------
Total benefits and expenses                                    2,485,686    2,424,257    1,821,437
                                                              ----------   ----------   ----------
Income from continuing operations before income taxes,
   equity in income of unconsolidated affiliates
   and minority interest                                         226,855      130,937      114,381
Income tax expense                                                57,635       15,292       24,267
                                                              ----------   ----------   ----------
Income from continuing operations before equity in income
   of unconsolidated affiliates and minority interest            169,220      115,645       90,114
Equity in income of unconsolidated affiliates, net
   of tax (2006 - $6,501; 2005 - $13,345; 2004 - $19,018)         19,096       11,972       11,684
                                                              ----------   ----------   ----------
Income from continuing operations before minority interest       188,316      127,617      101,798
Minority interest in loss (income)                                (3,153)       1,105       (2,988)
                                                              ----------   ----------   ----------
Income from continuing operations                                185,163      128,722       98,810
Gain (loss) from discontinued operations, net of tax
   (2006 - $(174); 2005 - $1,663; 2004 - $415)                     1,438       (1,510)      (1,623)
                                                              ----------   ----------   ----------
Net income                                                    $  186,601   $  127,212   $   97,187
                                                              ==========   ==========   ==========

CUNA MUTUAL INSURANCE
SOCIETY AND SUBSIDIARIES, PRO FORMA
CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2007 AND FOR THE
NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES, PRO FORMA
Consolidated Balance Sheet - Unaudited
September 30, 2007
(000s omitted)

                              ASSETS                                      2007
-------------------------------------------------------------------   -----------
Debt securities, available for sale at fair value                     $ 6,304,541
Equity securities, available for sale at fair value                       574,300
Equity in unconsolidated affiliates                                       160,846
Mortgage loans                                                            621,847
Real estate, at cost less accumulated depreciation (2007 - $62,612)        52,910
Policy loans                                                              105,684
Short-term investments                                                    236,466
Other invested assets                                                     268,446
Cash and cash equivalents                                                 265,352
                                                                      -----------
Total cash and investments                                              8,590,392
Accrued investment income                                                  81,197
Reinsurance recoverables                                                  258,227
Deferred policy acquisition costs                                         639,047
Premiums receivable                                                       317,940
Office properties, equipment and computer software at cost less
   accumulated depreciation (2007 - $360,746)                             215,555
Federal income taxes receivable                                                --
Deferred tax asset                                                        106,588
Other assets and receivables                                              262,394
Separate account assets                                                 5,176,104
                                                                      -----------
Total assets                                                          $15,647,444
                                                                      ===========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES, PRO FORMA
Consolidated Balance Sheet - Unaudited, continued
September 30, 2007
(000s omitted)

                LIABILITIES AND POLICYHOLDERS' SURPLUS                    2007
-------------------------------------------------------------------   -----------
Insurance reserves - life and health                                  $ 2,711,036
Insurance reserves - property and casualty                                587,478
Policyholder account balances                                           3,633,340
Unearned premiums                                                         641,140
Dividends payable to policyholders                                         17,556
Reinsurance payable                                                        53,644
Accrued postretirement benefit liability                                  197,922
Income Taxes Payable                                                       23,250
Accounts payable and other liabilities                                    653,762
Separate account liabilities                                            5,176,083
                                                                      -----------
Total liabilities                                                      13,695,211
                                                                      -----------
Minority interest                                                          26,658
                                                                      -----------
Accumulated other comprehensive income, net of tax (2007 - $45,428)       (14,328)
Retained earnings                                                       1,939,903
                                                                      -----------
Total policyholders' surplus                                            1,925,575
                                                                      -----------
Total liabilities, minority interest and policyholders' surplus       $15,647,444
                                                                      ===========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES, PRO FORMA
Consolidated Statements of Operations - Unaudited
Nine Months Ended September 30, 2007
(000s omitted)

                                                                         2007
                                                                      ----------
Revenues:
   Life and health premiums                                           $  935,468
   Property and casualty premiums                                        586,404
   Net investment income                                                 351,257
   Net realized investment gains                                           4,767
   Contract charges                                                       61,681
   Other income                                                          251,016
                                                                      ----------
Total revenues                                                         2,190,593
                                                                      ----------
Benefits and expenses:
   Life and health insurance claims and benefits                         558,174
   Property and casualty insurance loss and loss adjustment
      expenses                                                           354,721
   Interest credited to policyholder account balances                    115,379
   Policyholder dividends                                                 22,311
   Operating and other expenses                                          915,003
                                                                      ----------
Total benefits and expenses                                            1,965,588
                                                                      ----------
Income from continuing operations before income taxes, equity in
   income of unconsolidated affiliates and minority interest             225,005
Income tax expense                                                        66,372
                                                                      ----------
Income from continuing operations before equity in income of
   unconsolidated affiliates and minority interest                       158,633
Equity in income of unconsolidated affiliates, net of tax
   (2007 - $2,498)                                                        13,873
                                                                      ----------
Income from continuing operations before minority interest               172,506
Minority interest in (income)                                             (1,672)
                                                                      ----------
Net income                                                            $  170,834
                                                                      ==========

(DELOITTE LOGO)                                           DELOITTE & TOUCHE LLP
                                                          111 S. Wacker Drive
                                                          Chicago, IL 60606-4301
                                                          USA
                                                          Tel: + 1 312 486 1000
                                                          Fax: + 1 312 486 1486
                                                          www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
CUNA Mutual Insurance Society:

We have audited the accompanying consolidated balance sheets of CUNA Mutual Insurance Society and its subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in policyholders' surplus, comprehensive income, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of The CUMIS Group Limited and subsidiaries, the Company's majority owned subsidiary, which statements reflect total assets constituting 18% and 17% of consolidated total assets at December 31, 2005 and 2004, respectively, and total revenues constituting 13% and 12% and net income constituting 12% and 12% of consolidated total revenues and net income, respectively, for the years then ended. We also did not audit the financial statements of the Company's investment in CMG Mortgage Insurance Company and CMG Mortgage Assurance Company (the "unconsolidated affiliates"), which are accounted for by use of the equity method. The Company's equity of $120 million and $104 million in the unconsolidated affiliates' net assets at December 31, 2005 and 2004, respectively, and of $11 million and $9 million in the unconsolidated affiliates' net income for the respective years then ended are included in the accompanying consolidated financial statements. The financial statements of the consolidated and unconsolidated subsidiaries were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for the consolidated and unconsolidated subsidiaries, is based solely on the report of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based upon our audits and the reports of the other auditors, such financial statements present fairly, in all material respects, the consolidated financial position of CUNA Mutual Insurance Society and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP
March 17, 2006

                                                        Member of
                                                        Deloitte Touche Tohmatsu

(DELOITTE LOGO)                                           DELOITTE & TOUCHE LLP
                                                          111 S. Wacker Drive
                                                          Chicago, IL 60606-4301
                                                          USA
                                                          TEL: +1 312 486 1000
                                                          Fax: +1 312 486 1486
                                                          www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
CUNA Mutual Life Insurance Company:

We have audited the accompanying consolidated balance sheets of CUNA Mutual Life Insurance Company and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, comprehensive income, changes in policyholders' surplus, and cash flows for the three years ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CUNA Mutual Life Insurance Company and subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for the three years ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP
March 9, 2007

                                                        Member of
                                                        Deloitte Touche Tohmatsu

(DELOITTE LOGO)                                           DELOITTE & TOUCHE LLP
                                                          111 S. Wacker Drive
                                                          Chicago, II 60606-4301
                                                          USA
                                                          Tel:+1 312 486 1000
                                                          Fax:+1 312 486 1486
                                                          www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
CUNA Mutual Insurance Society:

We have audited the accompanying consolidated balance sheets of CUNA Mutual Insurance Society and its subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in policyholders' surplus, comprehensive income, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of The CUMIS Group Limited and subsidiaries, the Company's majority owned subsidiary, which statements reflect total assets constituting 17% and 18% of consolidated total assets at December 31, 2006 and 2005, respectively, and total revenues constituting 11% and 13% and net income constituting 10% and 12% of consolidated total revenues and net income, respectively, for the years then ended. We also did not audit the financial statements of the Company's investment in CMG Mortgage Insurance Company and CMG Mortgage Assurance Company (the "unconsolidated affiliates"), which are accounted for by use of the equity method. The Company's equity of $121 million and $120 million in the unconsolidated affiliates' net assets at December 31, 2006 and 2005, respectively, and of $17 million and $11 million in the unconsolidated affiliates' net income for the respective years then ended are included in the accompanying consolidated financial statements. The financial statements of the consolidated and unconsolidated subsidiaries were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for the consolidated and unconsolidated subsidiaries, is based solely on the report of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based upon our audits and the reports of the other auditors, such financial statements present fairly, in all material respects, the consolidated financial position of CUNA Mutual Insurance Society and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP
March 9, 2007

                                                        Member of
                                                        Deloitte Touche Tohmatsu

[KPMG LLP LOGO]

                       KPMG LLP                         Telephone (416) 777-8800
                       Chartered Accountants            Telephone (416) 777-8800
                       Suite 3300 Commerce Court West   Internet  www.kpmg.ca
                       PO Box 31 Stn Commerce Court
                       Toronto ON M5L 1B2
                       Canada

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheet of The CUMIS Group Limited as at December 31, 2006 and the consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.


(signed) KPMG LLP

Chartered Accountants

Toronto, Canada

February 16, 2007

          KPMG LLP, a Canadian limited liability partnership is the Canadian member of KPMG International, a Swiss cooperative.

[KPMG LLP LOGO]

                       KPMG LLP                         Telephone (416) 777-8800
                       Chartered Accountants            Telephone (416) 777-8800
                       Suite 3300 Commerce Court West   Internet  www.kpmg.ca
                       PO Box 31 Stn Commerce Court
                       Toronto ON M5L 1B2
                       Canada

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheet of The CUMIS Group Limited as at December 31, 2005 and the consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.


(signed) KPMG LLP

Chartered Accountants

Toronto, Canada

February 21, 2006

          KPMG LLP, a Canadian limited liability partnership is the Canadian member of KPMG International, a Swiss cooperative.

[KPMG LLP LOGO]


                  KPMG LLP                             Telephone (416) 777-8800
                  Chartered Accountants                Telephone (416) 777-8800
                  Suite 3300 Commerce Court West       Internet   www.kpmg.ca
                  PO Box 31 Stn Commerce Court
                  Toronto ON    M5L 1B2
                  Canada





AUDITORS' REPORT TO THE SHAREHOLDERS



We have audited the consolidated balance sheet of The CUMIS Group Limited as at December 31, 2004 and the consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

(signed) KPMG LLP


Chartered Accountants

Toronto, Canada

February 21, 2005



         KPMG LLP, a Canadian limited liability partnership is the Canadian member of KPMG International, a Swiss cooperative.

                         Report of Independent Auditors

Board of Directors
CMG Mortgage Insurance Company

We have audited the accompanying balance sheets of CMG Mortgage Insurance Company (the Company) as of December 31, 2005 and 2004, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CMG Mortgage Insurance Company at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP

February 10, 2006
Los Angeles, California

                         Report of Independent Auditors

Board of Directors
CMG Mortgage Assurance Company

We have audited the accompanying balance sheets of CMG Mortgage Assurance Company (the Company) as of December 31, 2005 and 2004, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CMG Mortgage Assurance Company at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP

February 10, 2006
Los Angeles, California

                         Report of Independent Auditors

Board of Directors
CMG Mortgage Insurance Company

We have audited the accompanying balance sheets of CMG Mortgage Insurance Company (the Company) as of December 31, 2006 and 2005, and the related statements of operations, stockholders' equity and comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CMG Mortgage Insurance Company at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP

February 14, 2007
Los Angeles, California

                         Report of Independent Auditors

Board of Directors
CMG Mortgage Assurance Company

We have audited the accompanying balance sheets of CMG Mortgage Assurance Company (the Company) as of December 31, 2006 and 2005, and the related statements of operations, stockholders' equity and comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CMG Mortgage Assurance Company at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP

February 14, 2007
Los Angeles, California

                                   Appendix A
                Illustrations of Policy Values and Plan Features

The following illustrations show how the Policy's values, to the extent of values held in the Separate Account, will vary according to (1) different investment experience, (2) different Issue Ages, (3) different Cost of Insurance rates and (4) different Policyowner decisions regarding the Policy's various plan features which are flexible. The significance of investment experience is shown by using level gross investment returns at 0%, 6%, and 12% for every illustration. The operation of the Policy assuming different Ages at issue is hereinafter depicted for Issue Ages 0, 25, 35, 40 and 50. The impact of utilizing the Policy's various flexible plan features is also hereinafter illustrated by showing how results can be affected when one feature or another is controlling by itself or in combination with other plan features. Every illustration assumes 100% of the Net Premium is allocated to the Separate Account.

                        Death     Cost of            Premium
         Issue         Benefit   Insurance   ----------------------
Illus.    Age    Sex    Option      Rate     First Year    Renewal                   Special Features
------   -----   ---   -------   ---------   ----------   ---------   ---------------------------------------------
1-A         0     M       1        Guar.      $3,550.37   $    0.00   Illustrations 1-A, B, C, D; and 2-A, B, C, D;
1-B         0     M       1       Current      3,550.37        0.00   reflect how values vary based on Age at
1-C         0     M       2        Guar.       3,550.37        0.00   issue. All illustrate a $50,000 Policy for a
1-D         0     M       2       Current      3,550.37        0.00   male nonsmoker. In each case, Illustrations A
                                                                      and B illustrate Death Benefit Option 1
2-A        25     M       1        Guar.         381.83      500.00   values and Illustrations C and D illustrate
2-B        25     M       1       Current        381.83      500.00   Death Benefit Option 2 values. Illustrations
                                                                      A and C illustrate the guaranteed maximum
2-C        25     M       2        Guar.         381.83      500.00   nonsmoker cost of insurance rates and assume
2-D        25     M       2       Current        381.83      500.00   no dividends are paid. The guaranteed maximum
                                                                      is equal to the 1958 Commissioners Standard
                                                                      Ordinary Mortality Table. Illustrations B and
                                                                      D illustrate the nonsmoker cost of insurance
                                                                      rates currently charged by the Company and
                                                                      assume dividends equal to .86% of the average
                                                                      Accumulated Value are paid for policy years
                                                                      11 and later. Illustrations 1-A, B, C, D
                                                                      assume Issue Age 0. Illustrations 2-A, B, C,
                                                                      D assume Issue Age 25.
3-A        35     M       1        Guar.       3,000.00      586.91   Illustrations 3-A, B, C, D assume no premiums
3-B        35     M       1       Current      3,000.00      586.91   are paid in policy years 6-10.
3-C        35     M       2        Guar.       3,000.00      586.91
3-D        35     M       2       Current      3,000.00      586.91
4-A        40     M       1        Guar.       1,912.59    1,912.59   Illustrations 4-A, B, C, and D assume a
4-B        40     M       1       Current      1,912.59    1,912.59   guideline level annual premium plus
4-C        40     M       2        Guar.       1,912.59    1,912.59   withdrawals of $2,000 per year beginning at
4-D        40     M       2       Current      1,912.59    1,912.59   Age 66.
5-A        50     M       1        Guar.       2,500.00    2,000.00   Illustrations 5-A, B, C, D reflect a male
5-B        50     M       1       Current      2,500.00    2,000.00   nonsmoker Age 50, for a $100,000 policy.
5-C        50     M       2        Guar.       2,500.00    2,000.00
5-D        50     M       2       Current      2,500.00    2,000.00

For each illustration, the top portion shows which of the Policy's various plan alternatives are being assumed. In the middle portion of each illustration, the third column shows the total premiums that have been paid to that point. The fourth column shows the total amount that has been withdrawn as partial surrenders. The fifth column shows the accumulation, at 5% per year, of the total premiums paid. Columns 6-8, 9-11, and 12-14 show how policy values would develop if each Series of the Funds experienced gross, annual investment returns of 0%, 6%, and 12%, respectively. In each group of values, the Face Amount reflects the choice of death benefit option; the Cash Value is equal to the Accumulated Value less Deferred Charges. The illustrations all assume that the Insured is in the most favorable risk status, i.e. nonsmoker. For Insureds who are classified as smoker or other less favorable risk status, the

Cost of Insurance will be greater and thus policy values will be less given the same assumed hypothetical gross annual investment rates of return.

The investment returns of 0%, 6%, and 12% are assumed to be level for all years shown. The policy values would be different if the rates of return averaged 0%, 6%, and 12% over the period of years but fluctuated above and below those averages during individual years.

The illustrated policy values have taken into account the fact that the net investment results of the Subaccounts are lower than the gross yields in the Series because of the expenses paid by the Series and charges to the Subaccounts. In particular, the Series will pay an investment advisory fee at an annual rate of .46% of the daily value of the net assets of the Money Market Series, 0.56% of the average daily value of the net assets of the Bond Series, 0.71% of the average daily value of the net assets of the Diversified Income Series, 0.61% of the average daily value of the net assets of the Large Cap Value Series, 0.81% of the average daily value of the net assets of the Large Cap Growth Series, 0.86% of the average daily value of the net assets of the Mid Cap Growth Series, and 1.05% of the average daily value of the net assets of the
T. Rowe Price International Stock Portfolio. The asset charges reflect an investment advisory fee of 0.71% which represents a simple average of the fees incurred by the Series during 2007 and expenses of 0.01% which is based on a simple average of the actual expenses incurred by the Series during 2007.

The Separate Account will be charged for mortality and expense risk at an annual rate of .90% of the daily value of the net assets of the Subaccounts. After taking these expenses and charges into consideration, the illustrated gross annual investment rates of 0%, 6%, and 12% are equivalent to approximate net yields of -1.62%, 4.38%, and 10.38% respectively.

The illustrations do not reflect any adjustment for federal income taxes incurred by the Separate Account. The Company is not currently making any charge for such taxes; however, the Company may make such charges, if warranted. If it were to do so, the gross annual investment rates would have to exceed 0%, 6%, and 12% by an amount sufficient to cover the charge for taxes, in order to produce the policy values shown.

The illustrations assume that the indicated premiums are paid at the beginning of each year. Policy values would vary if premium were paid in any other frequency or amount. The single premium amount used for Illustrations 1-A, B, C, D is equal to the maximum single premium allowable under current Internal Revenue Code life insurance guidelines.

All illustrations assume a Charge for State Taxes of 2% of premium. This amount will vary based on state of residence.

All illustrations assume that no policy loans are made. Loans would cause policy values to vary from those that are shown.

The Surrender Cost Index and the Net Payment Cost Index are included with these illustrations to allow comparison of relative costs of similar policies. The Surrender Cost Index is especially useful for cost comparison purposes to the prospective purchaser or Policyowner who considers the level of cash values to be of special importance and who may wish to surrender the Policy for its Net Case Value after a given number of years. The Net Payment Cost Index, on the other hand, is especially useful for persons who desire to make cost comparisons of policy benefits to be paid upon the death of the Insured based on the assumption that the Policy's Cash Values are left intact and the Policy is not surrendered.

Illustrations B and D reflect the Company's current projections that surplus will be available for distribution as dividends to the Policy. The Company's current dividend scale calls for annual dividends equal to 0.86% of the average accumulated Value during each policy year following the Policy's 10th anniversary. THESE DIVIDENDS ARE NOT GUARANTEED AND SHOULD NOT BE CONSTRUED AS GUARANTEES OR ESTIMATES OF DIVDIDENDS TO BE PAID IN THE FUTURE. Illustrations A and C assume no dividends are paid and the guaranteed mortality rates are charged.

Upon request, CUNA Mutual Insurance Society will prepare a comparable illustration reflecting the proposed insured's Age, sex, risk classification, and desired plan features.

               THE FOLLOWING FOOTNOTES APPLY TO ALL ILLUSTRATIONS

The plan values illustrated with "Current Mortality Costs" for policy years 11 and later include projected annual dividends equal to 0.86% of the average Accumulated Value for each year. These dividends are not guaranteed but are illustrations of the current dividend scale.

The hypothetical rates of return show above (i.e. 0%, 6%, 12%) assume 100% allocation to the Separate Account and are illustrative only and are not a representation of past or future investment results. Actual investment results will depend upon many factors, including the Policyowner's choice(s) of investment allocations to the Subaccounts of the Separate Account and the different investment experience of the corresponding Series.

No representation can be made by CUNA Mutual Insurance Society or its representatives that these hypothetical investment rates of return can be achieved for any on year or over any period of time.

                          CUNA Mutual Insurance Society
       Ultra Vers-All LIFE(SM) a Variable Universal Life Insurance Policy
 An Illustration of Hypothetical Values and Benefits - Illustrations 1-A and 1-B

Designed for: Joe Doe                                    Initial Face Amount:        $50,000
By:           James Representative                          Male Age 0 Non-smoker
Date:         06-19-1986                                 Initial Lump Sum Deposit       0.00
                                                         Planned Periodic Premium
Coverage Summary:   Specified Amount   Coverage Period      First Year              3,550.37
     Policy              50,000            95 Years         Renewal                     0.00
                                                            Mode of Payment           Annual
                                                         Death Benefit Option(s):   Option 1

                                                                             1-A

                                    SUMMARIES

            This illustration is based on GUARANTEED mortality costs

                                                            Policy Values Based on an Assumed Hypothetical
                                                              Gross Annual Investment Rate of Return of:
                                             ----------------------------------------------------------------------------
                                                0.00% (-1.62%Net)       6.00% (4.38%Net)          12.00% (10.38%Net)
End of          Sum      Sum of    Premiums  ----------------------  ----------------------  ----------------------------
Policy       Premiums    Partial    Accum.    Face   Accum.   Cash    Face   Accum.   Cash     Face     Accum.     Cash
 Year   Age    Paid    Surrenders    @ 5%    Amount   Value  Value*  Amount   Value  Value*   Amount     Value    Value*
------  ---  --------  ----------  --------  ------  ------  ------  ------  ------  ------  --------  --------  --------
   1      1    3,550        0         3728   50,000   3146    3073   50,000   3347    3273     50,000      3548      3475
   2      2    3,550        0         3914   50,000   3142    3072   50,000   3338    3268     50,000      3534      3464
   3      3    3,550        0         4110   50,000   2947    2880   50,000   3335    3269     50,000      3748      3682
   4      4    3,550        0         4316   50,000   2757    2695   50,000   3336    3273     50,000      3988      3925
   5      5    3,550        0         4531   50,000   2573    2518   50,000   3339    3284     50,000      4255      4200
  10     10    3,550        0         5783   50,000   1721    1721   50,000   3386    3386     50,000      6110      6110
  15     15    3,550        0         7381   50,000    918     918   50,000   3433    3433     50,000      9156      9156
  20     20    3,550        0         9420   50,000             95   50,000   3406    3406     50,000     14093     14093
  21     21    3,550        0         6561     ****   ****    ****   50,000   3391    3391     50,000     15407     15407
  65     65    3,550        0        84641                             ****   ****    ****    1079424    884774    884774
  95     95    3,550        0       365812                                                   13899690  13762070  13762070
         Interest Adjusted Indices
                                               10              20      10              20       10                  20
         Excluding Riders (5.00PCT)           Years           years   Years           years    Years               years
           Net Payment Cost Index              8.76           5.43    8.76            5.43      8.76                5.43
            Surrender Cost Index               6.15           5.37    3.63            3.46     -0.49               -2.69

              This illustration is based on CURRENT mortality costs

                                                            Policy Values Based on an Assumed Hypothetical
                                                              Gross Annual Investment Rate of Return of:
                                             ----------------------------------------------------------------------------
                                                0.00% (-1.62%Net)       6.00% (4.38%Net)          12.00% (10.38%Net)
End of          Sum      Sum of    Premiums  ----------------------  ----------------------  ----------------------------
Policy       Premiums    Partial    Accum.    Face   Accum.   Cash    Face   Accum.   Cash     Face     Accum.     Cash
 Year   Age    Paid    Surrenders    @ 5%    Amount   Value  Value*  Amount   Value  Value*   Amount     Value    Value*
------  ---  --------  ----------  --------  ------  ------  ------  ------  ------  ------  --------  --------  --------
   1      1    3,550        0         3728   50,000   3272    3199   50,000   3477    3403     50,000      3681      3608
   2      2    3,550        0         3914   50,000   3142    3072   50,000   3338    3268     50,000      3534      3464
   3      3    3,550        0         4110   50,000   2947    2880   50,000   3335    3269     50,000      3748      3682
   4      4    3,550        0         4316   50,000   2757    2695   50,000   3336    3273     50,000      3988      3925
   5      5    3,550        0         4531   50,000   2573    2518   50,000   3339    3284     50,000      4255      4200
  10     10    3,550        0         5783   50,000   1721    1721   50,000   3387    3387     50,000      6111      6111
  15     15    3,550        0         7381   50,000    997     997   50,000   3617    3617     50,000      9559      9559
  20     20    3,550        0         9420   50,000    264     264   50,000   3880    3880     50,000     15431     15431
  22     22    3,550        0       10,386     ****   ****    ****   50,000   4005    4005     50,000     18819     18819
  65     65    3,550        0        84641                             ****   ****    ****    1770980   1451623   1451623
  95     95    3,550        0       365812                                                   30209506  29910402  29910402
         Interest Adjusted Indices

                                               10              20      10              20       10                  20
         Excluding Riders (5.00PCT)           Years           years   Years           years    Years               years
           Net Payment Cost Index             8.76            5.43    8.76            5.43      8.76               5.43
            Surrender Cost Index              6.15            5.27    3.63            3.19     -0.50              -3.46

*    Cash Value is equal to Accumulated Value less contingent deferred charges

**** Policy would lapse.

                          See page A-3 for footnotes to the above illustrations.

                          CUNA Mutual Insurance Society
        Ultra Vers-All LIFE(SM) a Variable Universal Life Insurance Policy
 An Illustration of Hypothetical Values and Benefits - Illustrations 1-C and 1-D

Designed for: Joe Doe                                    Initial Face Amount:        $50,000
By:           James Representative                          Male Age 0 Non-smoker
Date:         06-19-1986                                 Initial Lump Sum Deposit       0.00
                                                         Planned Periodic Premium
Coverage Summary:   Specified Amount   Coverage Period      First Year              3,550.37
     Policy              50,000            95 Years         Renewal                        0
                                                            Mode of Payment           Annual
                                                         Death Benefit Option(s):   Option 2

                                                                             1-C

                                    SUMMARIES

            This illustration is based on GUARANTEED mortality costs

                                                            Policy Values Based on an Assumed Hypothetical
                                                              Gross Annual Investment Rate of Return of:
                                             ----------------------------------------------------------------------------
                                                0.00% (-1.62%Net)       6.00% (4.38%Net)          12.00% (10.38%Net)
End of          Sum      Sum of    Premiums  ----------------------  ----------------------  ----------------------------
Policy       Premiums    Partial    Accum.    Face   Accum.   Cash    Face   Accum.   Cash     Face     Accum.     Cash
 Year   Age    Paid    Surrenders    @ 5%    Amount   Value  Value*  Amount   Value  Value*   Amount     Value    Value*
------  ---  --------  ----------  --------  ------  ------  ------  ------  ------  ------  --------  --------  --------
   1      1    3,550        0         3728   53,131   3,131   3,058  53,331   3,331   3262     53,532     3,532     3,458
   2      2    3,550        0         3914    53137    3137    3067   53332    3332   3262      53528      3528      3458
   3      3    3,550        0         4110    52937    2937    2871   53325    3325   3258      53736      3736      3670
   4      4    3,550        0         4316    52744    2744    2681   53320    3320   3257      53968      3968      3906
   5      5    3,550        0         4531    52566    2556    2501   53317    3317   3262      54228      4228      4173
  10     10    3,550        0         5783    51692    1692    1692   53336    3336   3336      56025      6025      6025
  15     15    3,550        0         7381    50884     884     884   53346    3346   3346      58954      8954      8954
  20     20    3,550        0         9420    50060      60      60   53266    3266   3266      63643     13643     13643
  21     21    3,550        0         9891     ****    ****    ****   53239    3239   3239      64882     14882     14882
  65     65    3,550        0        84641                             ****    ****   ****    1027705    842381    842381
  95     95    3,550        0       365812                                                   13233125  13102104  13102104
         Interest Adjusted Indices
                                               10              20      10              20       10                  20
         Excluding Riders (5.00PCT)           Years           years   Years           years    Years               years
           Net Payment Cost Index              8.34            5.23    8.21           5.09      8.05                4.82
            Surrender Cost Index               5.90            5.19    3.48           3.32     -0.34               -2.16

                                                                             1-D

             This illustration is based on CURRENT mortality costs

                                                            Policy Values Based on an Assumed Hypothetical
                                                              Gross Annual Investment Rate of Return of:
                                             ----------------------------------------------------------------------------
                                                0.00% (-1.62%Net)       6.00% (4.38%Net)          12.00% (10.38%Net)
End of          Sum      Sum of    Premiums  ----------------------  ----------------------  ----------------------------
Policy       Premiums    Partial    Accum.    Face   Accum.   Cash    Face   Accum.   Cash     Face     Accum.     Cash
 Year   Age    Paid    Surrenders    @ 5%    Amount   Value  Value*  Amount   Value  Value*   Amount     Value    Value*
------  ---  --------  ----------  --------  ------  ------  ------  ------  ------  ------  --------  --------  --------
   1      1    3,550        0         3728   53,267   3,267   3,193  53,471   3,471   3,397    53,675     3,675     3,601
   2      2    3,550        0         3914    53137    3137    3067   53332    3332    3262     53528      3528      3458
   3      3    3,550        0         4110    52937    2937    2871   53325    3325    3258     53736      3736      3670
   4      4    3,550        0         4316    52744    2744    2681   53320    3320    3257     53968      3968      3906
   5      5    3,550        0         4531    52566    2556    2501   53317    3317    3262     54228      4228      4173
  10     10    3,550        0         5783    51693    1693    1693   53336    3336    3336     56025      6025      6025
  15     15    3,550        0         7381    50961     961     961   53527    3527    3527     59353      9353      9353

  20     20    3,550        0         9420    50226     226     226   53737    3737    3737     64974     14974     14974
  22     22    3,550        0        10386     ****    ****    ****   53834    3834    3834     68201     18201     18201
  65     65    3,550        0        84641                             ****    ****    ****   1702239   1395278   1395278
  95     95    3,550        0       365812                                                   29036334  28748846  28748846
         Interest Adjusted Indices
                                               10              20      10              20       10                  20
         Excluding Riders (5.00PCT)           Years           years   Years           years    Years               years
           Net Payment Cost Index              8.33            5.22    8.21            5.08      8.05               4.80
            Surrender Cost Index               5.89            5.10    3.47            3.06     -0.34              -2.83

*    Cash Value is equal to Accumulated Value less contingent deferred charges

**** Policy would lapse.

                          See page A-3 for footnotes to the above illustrations.

                       CUNA Mutual Insurance Society
       Ultra Vers-All LIFE(SM) a Variable Universal Life Insurance Policy
An Illustration of Hypothetical Values and Benefits - Illustrations 2-A and 2-B

Designed for: Joe Doe                                    Initial Face Amount:        $50,000
By:           James Representative                          Male Age 25 Non-smoker
Date:         06-19-1986                                 Initial Lump Sum Deposit       0.00
                                                         Planned Periodic Premium
Coverage Summary:   Specified Amount   Coverage Period      First Year                381.83
     Policy              50,000            70 Years         Renewal                   500.00
                                                            Mode of Payment           Annual
                                                         Death Benefit Option(s):   Option 1

                                                                             2-A

                                    SUMMARIES

            This illustration is based on GUARANTEED mortality costs

                                                           Policy Values Based on an Assumed Hypothetical
                                                             Gross Annual Investment Rate of Return of:
                                             -------------------------------------------------------------------------
                                                0.00% (-1.62%Net)       6.00% (4.38%Net)         12.00% (10.38%Net)
End of          Sum      Sum of    Premiums  ----------------------  ----------------------  -------------------------
Policy       Premiums    Partial    Accum.    Face   Accum.   Cash    Face   Accum.   Cash    Face    Accum.     Cash
 Year   Age    Paid    Surrenders    @ 5%    Amount   Value  Value*  Amount   Value  Value*  Amount    Value    Value*
------  ---  --------  ----------  --------  ------  ------  ------  ------  ------  ------  -------  -------  -------
   1     26      382        0          401   50,000    198       5   50,000     215      23   50,000      233       40
   2     27      882        0          946   50,000    522     339   50,000     559     376   50,000      596      413
   3     28     1382        0         1518   50,000    823     650   50,000     917     744   50,000     1015      842
   4     29     1882        0         2119   50,000   1119     955   50,000    1290    1126   50,000     1477     1314
   5     30     2382        0         2750   50,000   1407    1262   50,000    1677    1532   50,000     1985     1841
  10     35     4882        0         6411   50,000   2743    2743   50,000    3845    3845   50,000     5403     5403
  15     40     7382        0        11083   50,000   3841    3841   50,000    6401    6401   50,000    10893    10893
  20     45     9882        0        17046   50,000   4551    4551   50,000    9278    9278   50,000    19696    19696
  38     63    18882        0        55794     ****   ****    ****   50,000   20488   20488   154340   122492   122492
  40     65    19882        0        62588                           50,000   21453   21453   180765   148168   148168
  70     95    19882        0       270501                             ****    ****    ****  2317665  2294718  2294718

         Interest Adjusted Indices
                                               10              20      10              20       10                20
         Excluding Riders (5.00PCT)           Years           years   Years           years   Years             years
           Net Payment Cost Index             9.71            9.82    9.71            9.82     9.71              9.82
             Surrender Cost Index             5.56            7.20    3.89            4.47     1.53             -1.53

                                                                             2-B

             This illustration is based on CURRENT mortality costs

                                                           Policy Values Based on an Assumed Hypothetical
                                                             Gross Annual Investment Rate of Return of:
                                             -------------------------------------------------------------------------
                                                0.00% (-1.62%Net)       6.00% (4.38%Net)          12.00% (10.38%Net)
End of          Sum      Sum of    Premiums  ----------------------  ----------------------  -------------------------
Policy       Premiums    Partial    Accum.    Face   Accum.   Cash    Face   Accum.   Cash    Face    Accum.     Cash
 Year   Age    Paid    Surrenders    @ 5%    Amount   Value  Value*  Amount   Value  Value*  Amount    Value    Value*
------  ---  --------  ----------  --------  ------  ------  ------  ------  ------  ------  -------  -------  -------
   1     26      382        0          401   50,000    226      34   50,000     245      52   50,000      268       70
   2     27      882        0          946   50,000    552     369   50,000     589     406   50,000      627      444
   3     28     1382        0         1518   50,000    882     709   50,000     979     806   50,000     1081      908
   4     29     1882        0         2119   50,000   1206    1043   50,000    1386    1222   50,000     1582     1418
   5     30     2382        0         2750   50,000   1524    1379   50,000    1808    1664   50,000     2133     1989
  10     35     4882        0         6411   50,000   2999    2999   50,000    4179    4179   50,000     5841     5841
  15     40     7382        0        11083   50,000   4470    4470   50,000    7335    7335   50,000    12324    12324
  20     45     9882        0        17046   50,000   5758    5758   50,000   11301   11301    51802    23334    23334
  40     65    19882        0        62588   50,000   6582    6582   50,000   40549   40549   258211   211648   211648
  46     71    19882        0        83875     ****   ****    ****   59,002   50864   50864   409265   352815   352815
  70     95    19882        0       270501                           157887  156323  156323  4470250  4425990  4425990
         Interest Adjusted Indices

                                               10              20      10               20      10                20
       Excluding Riders (5.00PCT)             Years           years   Years           years   Years             years
        Net Payment Cost Index                9.71            9.82    9.71            9.82     9.71              9.81
             Surrender Cost Index             5.17            6.50    3.38            3.31     0.86             -3.62

*    Cash Value is equal to Accumulated Value less contingent deferred charges

**** Policy would lapse.

                          See page A-3 for footnotes to the above illustrations.

                          CUNA Mutual Insurance Society
       Ultra Vers-All LIFE(SM) a Variable Universal Life Insurance Policy
An Illustration of Hypothetical Values and Benefits - Illustrations 2-C and 2-D

Designed for: Joe Doe                                    Initial Face Amount:        $50,000
By:           James Representative                          Male Age 25 Non-smoker
Date:         06-19-1986                                 Initial Lump Sum Deposit       0.00
                                                         Planned Periodic Premium
Coverage Summary:   Specified Amount   Coverage Period      First Year                381.83
     Policy              50,000            70 Years         Renewal                   500.00
                                                            Mode of Payment           Annual
                                                         Death Benefit Option(s):   Option 2

                                                                             2-C

                                    SUMMARIES

            This illustration is based on GUARANTEED mortality costs

                                                            Policy Values Based on an Assumed Hypothetical
                                                              Gross Annual Investment Rate of Return of:
                                             ----------------------------------------------------------------------------
                                                0.00% (-1.62%Net)       6.00% (4.38%Net)          12.00% (10.38%Net)
End of          Sum      Sum of    Premiums  ----------------------  ----------------------  ----------------------------
Policy       Premiums    Partial    Accum.    Face   Accum.   Cash    Face   Accum.   Cash     Face     Accum.     Cash
 Year   Age    Paid    Surrenders    @ 5%    Amount   Value  Value*  Amount   Value  Value*   Amount     Value    Value*
------  ---  --------  ----------  --------  ------  ------  ------  ------  ------  ------  --------  --------  --------
    1    26      382        0          401    50197    197       5    50215     215      22     50232       232        40
    2    27      882        0          946    50521    521     338    50558     558     375     50594       594       412
    3    28     1382        0         1518    50820    820     647    50914     914     740     51012      1012       838
    4    29     1882        0         2119    51113   1113     949    51283    1283    1120     51470      1470      1306
    5    30     2382        0         2750    51398   1398    1254    51666    1666    1522     51973      1973      1829
   10    35     4882        0         6411    52709   2709    2709    53794    3794    3794     55328      5328      5328
   15    40     7382        0        11083    53759   3759    3759    56251    6251    6251     60618     10618     10618
   20    45     9882        0        17046    54381   4381    4381    58895    8895    8895     68824     18824     18824
   37    62    18382        0        52637     ****   ****    ****    64700   14700   14700    147440     97440     97440
   40    65    19882        0        62588                            63613   13613   13613    177649    127649    127649
   70    95    19882        0       270501                             ****    ****    ****   1767345   1717345   1717345

         Interest Adjusted Indices
                                               10              20      10              20        10                   20
         Excluding Riders (5.00PCT)           Years           years   Years           years     years               years
         Net Payment Cost Index               9.45            9.39    9.38            9.18      9.29                 8.82
         Surrender Cost Index                 5.45            6.98    3.83            4.39      1.57                -0.92

                                                                             2-D

              This illustration is based on CURRENT mortality costs

                                                            Policy Values Based on an Assumed Hypothetical
                                                              Gross Annual Investment Rate of Return of:
                                             ----------------------------------------------------------------------------
                                                0.00% (-1.62%Net)       6.00% (4.38%Net)          12.00% (10.38%Net)
End of          Sum      Sum of    Premiums  ----------------------  ----------------------  ----------------------------
Policy       Premiums    Partial    Accum.    Face   Accum.   Cash    Face   Accum.   Cash     Face     Accum.     Cash
 Year   Age    Paid    Surrenders    @ 5%    Amount   Value  Value*  Amount   Value  Value*   Amount     Value    Value*
------  ---  --------  ----------  --------  ------  ------  ------  ------  ------  ------  --------  --------  --------
   1     26      382       0            401   50226    226      34    50244     244      52     50262       262        70
   2     27      882       0            946   50551    551     368    50588     588     405     50626       626       443
   3     28     1382       0           1518   50880    880     707    50977     977     804     51079      1079       905
   4     29     1882       0           2119   51202   1202    1039    51381    1381    1217     51577      1577      1413
   5     30     2382       0           2750   51517   1517    1373    51801    1801    1656     52124      2124      1980
  10     35     4882       0           6411   52973   2973    2973    54141    4141    4141     55784      5784      5784
  15     40     7382       0          11083   54407   4407    4407    57219    7219    7219     62113     12113     12113
  20     45     9882       0          17046   55628   5628    5628    61013   11013   11013     72684     22684     22684
  40     65    19882       0          62588   55429   5429    5429    84038   34038   34038    251330    201330    201330
  45     70    19882       0          79881   ****    ****    ****    87352   37352   37352    388677    335067    335067
  70     95    19882       0         270501                            ****   ****    ****    4217987   4167987   4167987

         Interest Adjusted Indices

        Excluding Riders (5.00PCT)              10              20      10              20       10                  20
        Net Payment Cost Index                Years           years   Years           years    Years               years
        Surrender Cost Index                   9.42            9.33    9.35            9.09     9.26                8.70
                                               5.05            6.25    3.31            3.22     0.91               -2.88

*    Cash Value is equal to Accumulated Value less contingent deferred charges

**** Policy would lapse.

                          See page A-3 for footnotes to the above illustrations.

                          CUNA Mutual Insurance Society
       Ultra Vers-All LIFE(SM) a Variable Universal Life Insurance Policy
 An Illustration of Hypothetical Values and Benefits - Illustrations 3-A and 3-B

Designed for: Joe Doe                                    Initial Face Amount:         $50,000
By:           James Representative                          Male Age 35 Non-smoker
Date:         06-19-1986                                 Initial Lump Sum Deposit        0.00
                                                         Planned Periodic Premium
Coverage Summary:   Specified Amount   Coverage Period      First Year               3,000.00
     Policy              50,000            60 Years         Renewal                    586.91
                                                            Mode of Payment            Annual
                                                         Death Benefit Option(s):    Option 1

                                                                             3-A

                                    SUMMARIES

              This illustration is based on CURRENT mortality costs

                                                            Policy Values Based on an Assumed Hypothetical
                                                              Gross Annual Investment Rate of Return of:
                                             ----------------------------------------------------------------------------
                                                0.00% (-1.62%Net)       6.00% (4.38%Net)          12.00% (10.38%Net)
End of          Sum      Sum of    Premiums  ----------------------  ----------------------  ----------------------------
Policy       Premiums    Partial    Accum.    Face   Accum.   Cash    Face   Accum.   Cash     Face     Accum.     Cash
 Year   Age    Paid    Surrenders    @ 5%    Amount   Value  Value*  Amount   Value  Value*   Amount     Value    Value*
------  ---  --------  ----------  --------  ------  ------  ------  ------  ------  ------  --------  --------  --------
   1     36    3,000        0         3,150  50,000   2699    2407   50,000   2,870   2,578    50,000     3,041     2,749
   2     37    3,587        0         3,924  50,000   3189    2911   50,000    3389    3111    50,000      3589      3312
   3     38    4,174        0         4,736  50,000   3494    3231   50,000    3923    3660    50,000      4377      4114
   4     39    4,761        0         5,589  50,000   3786    3537   50,000    4472    4224    50,000      5238      4989
   5     40    5,348        0         6,485  50,000   4061    3842   50,000    5035    4815    50,000      6178      5959
  10     45    5,348        0         8,277  50,000   2394    2394   50,000    4719    4719    50,000      8432      8432
  15     50    8,282        0        13,969  50,000   3068    3068   50,000    7070    7070    50,000     15591     15591
  20     55   11,217        0        21,233  50,000   2846    2846   50,000    9192    9192    50,000     26998     26998
  28     63   15,912        0         37256    ****   ****    ****   50,000   10818   10818     78431     62247     62247
  30     65   17,086        0        42,338                          50,000   10482   10482     92674     75963     75963
  60     95   17,086        0       182,980                            ****    ****    ****   1182340   1170633   1170633

         Interest Adjusted Indices
                                               10              20       10             20       10                  20
         Excluding Riders (5.00PCT)           Years           years   Years           years    Years               years
         Net Payment Cost Index               12.53           12.23   12.53           12.23    12.53               12.23
         Surrender Cost Index                  8.91           10.59    5.39            6.94    -0.23               -3.32

                                                                             3-B

              This illustration is based on CURRENT mortality costs

                                                            Policy Values Based on an Assumed Hypothetical
                                                              Gross Annual Investment Rate of Return of:
                                             ----------------------------------------------------------------------------
                                                0.00% (-1.62%Net)       6.00% (4.38%Net)          12.00% (10.38%Net)
End of          Sum      Sum of    Premiums  ----------------------  ----------------------  ----------------------------
Policy       Premiums    Partial    Accum.    Face   Accum.   Cash    Face   Accum.   Cash     Face     Accum.     Cash
 Year   Age    Paid    Surrenders    @ 5%    Amount   Value  Value*  Amount   Value  Value*   Amount     Value    Value*
------  ---  --------  ----------  --------  ------  ------  ------  ------  ------  ------  --------  --------  --------
   1     36    3,000        0         3150   50,000   2,734   2,442  50,000   2,906   2,614   50,000     3,078     2,786
   2     37    3,587        0         3924   50,000    3227    2949  50,000    3429    3151   50,000      3630      3352
   3     38    4,174        0         4736   50,000    3576    3313  50,000    4010    3746   50,000      4468      4205
   4     39    4,761        0         5589   50,000    3917    3668  50,000    4615    4366   50,000      5391      5143
   5     40    5,348        0         6485   50,000    4251    4031  50,000    5244    5025   50,000      6410      6190
  10     45    5,348        0         8277   50,000    2976    2976  50,000    5433    5433   50,000      9308      9308
  15     50    8,282        0        13969   50,000    4444    4444  50,000    9018    9018   50,000     18437     18437

  20     55   11,217        0         21233  50,000    5564   5564   50,000   13412   13412     53423     34028     34028
  30     65   17,086        0         42338  50,000    5553   5553   50,000   25095   25095    310769    104670    104670
  35     70    17086        0         54035    ****    ****   ****   50,000   29138   29138    202112    174235    174235
  60     95   17,086        0        182980                           64841   64199   64199   2203232   2181418   2181418

      Interest Adjusted Indices
                                                 10             20       10              20        10                  20
      Excluding Riders (5.00PCT)              Years          Years    Years           Years     Years               Years
      Net Payment Cost Index                  12.53          12.23    12.53           12.23     12.53               12.21
      Surrender Cost Index                     8.03           9.03     4.31            4.51     -1.56               -7.36

*    Cash Value is equal to Accumulated Value less contingent deferred charges

**** Policy would lapse.


                          See page A-3 for footnotes to the above illustrations.

                          CUNA Mutual Insurance Society
       Ultra Vers-All LIFE(SM) a Variable Universal Life Insurance Policy
 An Illustration of Hypothetical Values and Benefits - Illustrations 3-C and 3-D

Designed for: Joe Doe                                    Initial Face Amount:         $50,000
By:           James Representative                          Male Age 35 Non-smoker
Date:         06-19-1986                                 Initial Lump Sum Deposit        0.00
                                                         Planned Periodic Premium
Coverage Summary:   Specified Amount   Coverage Period      First Year               3,000.00
     Policy              50,000             60 Years        Renewal                    586.91
                                                            Mode of Payment            Annual
                                                         Death Benefit Option(s):    Option 2

                                                                             3-C

                                    SUMMARIES

            This illustration is based on GUARANTEED mortality costs

                                                         Policy Values Based on an Assumed Hypothetical
                                                           Gross Annual Investment Rate of Return of:
                                             ----------------------------------------------------------------------
                                                0.00% (-1.62%Net)        6.00% (4.38%Net)     12.00% (10.38%Net)
End of          Sum      Sum of    Premiums  ----------------------  ----------------------  ----------------------
Policy       Premiums    Partial    Accum.    Face   Accum.   Cash    Face   Accum.   Cash    Face   Accum.   Cash
 Year   Age    Paid    Surrenders    @ 5%    Amount   Value  Value*  Amount   Value  Value*  Amount   Value  Value*
------  ---  --------  ----------  --------  ------  ------  ------  ------  ------  ------  ------  ------  ------
   1     36    3,000        0         3,150  52,692   2,692   2,399  52,862   2,862   2,570  53,033   3,033   2,741
   2     37    3,587        0         3,924   53180    3180    2902   53379    3379    3102   53579    3579    3302
   3     38    4,174        0         4,736   53475    3475    3212   53902    3902    3639   54353    4353    4090
   4     39    4,761        0         5,589   53754    3754    3506   54435    4435    4187   55194    5194    4946
   5     40    5,348        0         6,485   54016    4016    3797   54979    4979    4759   56109    6109    5890
  10     45    5,348        0         8,277   52286    2286    2286   54531    4531    4531   58117    8117    8117
  15     50    8,282        0        13,969   52868    2868    2868   56605    6605    6605   64565   14565   14565
  20     55   11,217        0        21,233   52493    2493    2493   58123    8123    8123   73913   23913   23913
  27     62   15,325        0        34,895    ****    ****    ****   57857    7857    7857   94175   44175   44175
  30     65   17,086        0        42,338                           56114    6114    6114  106366   56366   56366
  60     95   17,086        0       182,980                            ****    ****    ****  399441  349441  349441
         Interest Adjusted Indices
                                               10              20      10              20       10             20
         Excluding Riders (5.00PCT)           Years           years   Years           years   Years           years
           Net Payment Cost Index             11.77           11.53   11.55           11.09   11.27           10.32
           Surrender Cost Index                8.52           10.18    5.23            6.85    0.22           -1.30

                                                                             3-D

              This illustration is based on CURRENT mortality costs

                                                           Policy Values Based on an Assumed Hypothetical
                                                             Gross Annual Investment Rate of Return of:
                                             -------------------------------------------------------------------------
                                                0.00% (-1.62%Net)        6.00% (4.38%Net)       12.00% (10.38%Net)
End of          Sum      Sum of    Premiums  ----------------------  ----------------------  -------------------------
Policy       Premiums    Partial    Accum.    Face   Accum.   Cash    Face   Accum.   Cash     Face    Accum.   Cash
 Year   Age    Paid    Surrenders    @ 5%    Amount   Value  Value*  Amount   Value  Value*   Amount   Value    Value*
------  ---  --------  ----------  --------  ------  ------  ------  ------  ------  ------  -------  -------  -------
   1     36    3,000        0         3,150  52,729   2,729   2,437  52,901   2,901   2,608   53,072    3,072    2,780
   2     37    3,587        0         3,924   53221    3221    2943   53422    3422    3144    53623     3623     3345
   3     38    4,174        0         4,736   53563    3563    3299   53995    3995    3732    54451     4451     4188
   4     39    4,761        0         5,589   53896    3896    3647   54590    4590    4341    55362     5362     5113
   5     40    5,348        0         6,485   54221    4221    4002   55207    5207    4988    56364     6364     6145
  10     45    5,348        0         8,277   52905    2905    2905   55310    5310    5310    59106     9106     9106
  15     50    8,282        0        13,969   54298    4298    4298   58699    8699    8699    67755    17755    17755
  20     55   11,217        0        21,233   55286    5286    5286   62659   12659   12659    81999    31999    31999
  30     65   17,086        0        42,338   54670    4670    4670   71294   21294   21294   143676    93676    93676
  35     70   17,086        0        54,035    ****    ****    ****   70916   20916   20916   201892   151892   151892
  60     95   17,086        0       182,980                            ****    ****    ****  1768684  1718684  1718684
         Interest Adjusted Indices

                                               10              20      10              20       10             20
         Excluding Riders (5.00PCT)           Years           years   Years           years   Years           years
           Net Payment Cost Index             11.72           11.37   11.49           10.88   11.20           10.04
           Surrender Cost Index                7.61            8.54    4.12            4.39   -1.12           -5.09

*    Cash Value is equal to Accumulated Value less contingent deferred charges

**** Policy would lapse.

                          See page A-3 for footnotes to the above illustrations.

                          CUNA Mutual Insurance Society
       Ultra Vers-All LIFE(SM) a Variable Universal Life Insurance Policy
 An Illustration of Hypothetical Values and Benefits - Illustrations 4-A and 4-B

Designed for: Joe Doe                                    Initial Face Amount:        $ 100,000
By:           James Representative                          Male Age 40 Non-smoker
Date:         06-19-1986                                 Initial Lump Sum Deposit         0.00
                                                         Planned Periodic Premium
Coverage Summary:   Specified Amount   Coverage Period      First Year                1,912.59
     Policy              100,000           55 Years         Renewal                   1,912.59
                                                            Mode of Payment             Annual
                                                         Death Benefit Option(s):     Option 1

                                                                             4-A

                                    SUMMARIES

            This illustration is based on GUARANTEED mortality costs

                                                            Policy Values Based on an Assumed Hypothetical
                                                              Gross Annual Investment Rate of Return of:
                                             ---------------------------------------------------------------------------
                                                0.00% (-1.62% Net)       6.00% (4.38% Net)        12.00% (10.38% Net)
End of          Sum      Sum of    Premiums  -----------------------  -----------------------  -------------------------
Policy       Premiums    Partial    Accum.     Face   Accum.   Cash     Face   Accum.   Cash     Face    Accum.    Cash
 Year   Age    Paid    Surrenders    @ 5%     Amount   Value  Value*   Amount   Value  Value*   Amount   Value    Value*
------  ---  --------  ----------  --------  -------  ------  ------  -------  ------  ------  -------  -------  -------
   1     41    1,913          0       2,008  100,000  1,412      667  100,000   1,512     767  100,000    1,613      868
   2     42    3,825          0       4,117  100,000   2872     2165  100,000    3061    2353  100,000     3250     2542
   3     43    5,738          0       6,331  100,000   4183     3512  100,000    4650    3980  100,000     5140     4470
   4     44    7,650          0       8,656  100,000   5443     4809  100,000    6280    5647  100,000     7200     6566
   5     45    9,563          0      11,097  100,000   6650     6091  100,000    7950    7392  100,000     9443     8885
  10     50   19,126          0      25,259  100,000  11795    11795  100,000   16874   16874  100,000    24143    24143
  15     55   28,689          0      43,334  100,000  15114    15114  100,000   26649   26649  100,000    47443    47443
  20     60   38,252          0      66,404  100,000  15914    15914  100,000   37149   37149   115338    86073    86073
  25     65   47,815          0      95,846  100,000  12816    12816  100,000   48253   48253   180955   148324   148324
  28     68   47,815      6,000     104,334     ****   ****     ****    94000   41949   41949   221483   187697   187697
  55     95   47,815     60,000     281,364                              ****    ****    ****  1980598  1960988  1960988
         Interest Adjusted Indices
                                               10                20      10              20       10                20
         Excluding Riders (5.00PCT)           Years            years   Years            years   Years              years
         Net Payment Cost Index               19.13            19.13   19.13            19.13   19.13              18.76
         Surrender Cost Index                 10.22            14.52    6.26             4.34   -2.02             -12.19

                                                                             4-B

              This illustration is based on CURRENT mortality costs

                                                            Policy Values Based on an Assumed Hypothetical
                                                              Gross Annual Investment Rate of Return of:
                                             ---------------------------------------------------------------------------
                                                0.00% (-1.62% Net)       6.00% (4.38% Net)         12.00% (10.38% Net)
End of          Sum      Sum of    Premiums  -----------------------  -----------------------  -------------------------
Policy       Premiums    Partial    Accum.     Face   Accum.   Cash     Face   Accum.   Cash     Face    Accum.    Cash
 Year   Age    Paid    Surrenders    @ 5%     Amount   Value  Value*   Amount   Value  Value*   Amount   Value    Value*
------  ---  --------  ----------  --------  -------  ------  ------  -------  ------  ------  -------  -------  -------
   1     41    1,913          0       2,008  100,000   1,557     812  100,000   1,661     916  100,000    1,766    1,021
   2     42    3,825          0       4,117  100,000    3031    2323  100,000    3225    2517  100,000     3418     2711
   3     43    5,738          0       6,331  100,000    4509    3838  100,000    4996    4325  100,000     5506     4836
   4     44    7,650          0       8,656  100,000    5945    5311  100,000    6827    6194  100,000     7794     7161
   5     45    9,563          0      11,097  100,000    7338    6779  100,000    8720    8161  100,000    10302     9743
  10     50   19,126          0      25,259  100,000   13698   13698  100,000   19243   19243  100,000    27113    27113
  15     55   28,689          0      43,334  100,000   19844   19844  100,000   33155   33155  100,000    56642    56642
  20     60   38,252          0      66,404  100,000   24978   24978  100,000   50787   50787   143651   107202   107202
  25     65   47,815          0      95,846  100,000   28214   28214  100,000   73296   73296   234048   191843   191843
  32     72   47,815     14,000     117,767     ****    ****    ****   94,151   83319   83319   418343   370215   370215
  55     95   47,815     60,000     281,364                            153354  151836  151836  3630155  3594213  3594213
         Interest Adjusted Indices

                                                10              20      10               20      10                 20
        Excluding Riders (5.00PCT)            Years            years   Years            years   Years             years
        Net Payment Cost Index                19.13            19.13   19.13            19.13    19.13             18.53
        Surrender Cost Index                   8.75            11.93    4.56            -4.50    -1.40            -11.39

*    Cash Value is equal to Accumulated Value less contingent deferred charges

**** Policy would lapse.

                          See page A-3 for footnotes to the above illustrations.

                          CUNA Mutual Insurance Society
       Ultra Vers-All LIFE(SM) a Variable Universal Life Insurance Policy
 An Illustration of Hypothetical Values and Benefits - Illustrations 4-C and 4-D

Designed for: Joe Doe                                    Initial Face Amount:        $ 100,000
By:           James Representative                          Male Age 40 Non-smoker
Date:         06-19-1986                                 Initial Lump Sum Deposit         0.00
                                                         Planned Periodic Premium
Coverage Summary:   Specified Amount   Coverage Period      First Year                1,912.59
     Policy             100,000            55 Years         Renewal                   1,912.59
                                                            Mode of Payment             Annual
                                                         Death Benefit Option(s):     Option 2

                                                                             4-C

                                    SUMMARIES

            This illustration is based on GUARANTEED mortality costs

                                                            Policy Values Based on an Assumed Hypothetical
                                                              Gross Annual Investment Rate of Return of:
                                             --------------------------------------------------------------------------
                                                0.00% (-1.62%Net)         6.00% (4.38%Net)        12.00% (10.38%Net)
End of          Sum      Sum of    Premiums  -----------------------  -----------------------  ------------------------
Policy       Premiums    Partial    Accum.     Face   Accum.   Cash     Face   Accum.   Cash     Face    Accum.   Cash
 Year   Age    Paid    Surrenders    @ 5%     Amount   Value  Value*   Amount   Value  Value*   Amount   Value   Value*
------  ---  --------  ----------  --------  -------  ------  ------  -------  ------  ------  -------  -------  ------
   1     41    1,913          0       2,008  101,406   1,406     661  101,506   1,506     761  101,606    1,606     861
   2     42    3,825          0       4,117   102860    2860    2152   103048    3048    2340   103236     3236    2528
   3     43    5,738          0       6,331   104151    4151    3481   104615    4615    3944   105101     5101    4431
   4     44    7,650          0       8,656   105385    5385    4751   106212    6212    5579   107121     7121    6488
   5     45    9,563          0      11,097   106557    6557    5998   107837    7837    7279   109307     9307    8748
  10     50   19,126          0      25,259   111370   11370   11370   116234   16234   16234   123188    23188   23188
  15     55   28,689          0      43,334   113978   13978   13978   124530   24530   24530   143498    43498   43498
  20     60   38,252          0      66,404   113544   13544   13544   131532   31532   31532   172988    72988   72988
  25     65   47,815          0      95,846   108704    8704    8704   135084   35084   35084   215376   115376  115376
  27     67   47,815          0     101,366     ****    ****    ****   126465   26465   26465   227946   127946  127946
  55     95   47,815     60,000     281,364                              ****    ****    ****   470113   370113  370113
         Interest Adjusted Indices
                                               10               20      10               20      10                20
         Excluding Riders (5.00PCT)           Years            years   Years            years   Years             years
           Net Payment Cost Index             17.98            17.53   17.69            16.73   17.34             15.46
            Surrender Cost Index               9.89            13.96    6.32             8.79    1.42             -1.53

                                                                             4-D

              This illustration is based on CURRENT mortality costs

                                                            Policy Values Based on an Assumed Hypothetical
                                                              Gross Annual Investment Rate of Return of:
                                             --------------------------------------------------------------------------
                                                0.00% (-1.62%Net)         6.00% (4.38%Net)        12.00% (10.38%Net)
End of          Sum      Sum of    Premiums  -----------------------  -----------------------  ------------------------
Policy       Premiums    Partial    Accum.     Face   Accum.   Cash     Face   Accum.   Cash     Face    Accum.   Cash
 Year   Age    Paid    Surrenders    @ 5%     Amount   Value  Value*   Amount   Value  Value*   Amount   Value   Value*
------  ---  --------  ----------  --------  -------  ------  ------  -------  ------  ------  -------  -------  ------
   1     41    1,913          0       2,008  101,553   1,553     808  101,658   1,658     913  101,762    1,762    1,017
   2     42    3,825          0       4,117   103024    3024    2316   103217    3217    2509   103410     3410     2702
   3     43    5,738          0       6,331   104490    4490    3819   104974    4974    4304   105483     5483     4812
   4     44    7,650          0       8,656   105909    5909    5275   106785    6785    6152   107745     7745     7112
   5     45    9,563          0      11,097   107280    7280    6721   108649    8649    8090   110216    10216     9658
  10     50   19,126          0      25,259   113429   13429   13429   118841   18841   18841   126516    26516    26516
  15     55   28,689          0      43,334   119122   19122   19122   131836   31836   31836   154225    54225    54225

  20     60   38,252          0      66,404   123385   23385   23385   147218   47218   47218   199817    99817    99817
  25     65   47,815          0      95,846   124904   24904   24904   164089   64089   64089   274001   174001   174001
  31     71   47,815     12,000     114,159     ****    ****    ****   156006   56006   56006   392072   292072   292072
  55     95   47,815     60,000     281,364                              ****    ****    ****  2765420  2665420  2665420
         Interest Adjusted Indices
                                               10               20      10               20      10                20
         Excluding Riders (5.00PCT)           Years            years   Years            years   Years             years
          Net Payment Cost Index              17.84            17.12   17.53            16.21   17.16             14.81
            Surrender Cost Index               8.35            11.09    4.46             4.68   -0.85             -7.45

*    Cash Value is equal to Accumulated Value less contingent deferred charges

**** Policy would lapse.

                          See page A-3 for footnotes to the above illustrations.

                          CUNA Mutual Insurance Society
       Ultra Vers-All LIFE(SM) a Variable Universal Life Insurance Policy
 An Illustration of Hypothetical Values and Benefits - Illustrations 5-A and 5-B

Designed for: Joe Doe                                    Initial Face Amount:       $ 100,000
By:           James Representative                          Male Age 50 Non-smoker
Date:         06-19-1986                                 Initial Lump Sum Deposit        0.00
                                                         Planned Periodic Premium
Coverage Summary:   Specified Amount   Coverage Period      First Year               2,500.37
     Policy             100,000            45 Years         Renewal                  2,000.00
                                                            Mode of Payment            Annual
                                                         Death Benefit Option(s):    Option 1

                                                                             5-A

                                    SUMMARIES

            This illustration is based on GUARANTEED mortality costs

                                                             Policy Values Based on an Assumed Hypothetical
                                                               Gross Annual Investment Rate of Return of:
                                             -------------------------------------------------------------------------------
                                                 0.00% (-1.62%Net)        6.00% (4.38%Net)          12.00% (10.38%Net)
End of          Sum      Sum of    Premiums  ------------------------  -----------------------  ---------------------------
Policy       Premiums    Partial    Accum.     Face   Accum.   Cash      Face   Accum.   Cash     Face     Accum.     Cash
 Year   Age    Paid    Surrenders    @ 5%     Amount   Value   Value*   Amount   Value  Value*   Amount     Value    Value*
------  ---  --------  ----------  --------  -------  ------  -------  -------  ------  ------  --------  --------  --------
   1     51    2,500        0         2,625  100,000   1,490     203   100,000   1,612     325   100,000    1,734       447
   2     52    4,500        0         4,856  100,000    2524    1301   100,000    2707    1484   100,000     2890      1667
   3     53    6,500        0         7,199  100,000    3344    2186   100,000    3772    2614   100,000     4224      3066
   4     54    8,500        0         9,659  100,000    4067    2973   100,000    4802    3708   100,000     5615      4521
   5     55   10,500        0        12,242  100,000    4687    3721   100,000    5786    4821   100,000     7063      6098
  10     60   20,500        0        27,228  100,000    5924    5924   100,000    9634    9634   100,000    15174     15174
  15     65   30,500        0        46,354  100,000    2805    2805   100,000   10073   10073   100,000    24708     24708
  16     66   30,500        0        48,672     ****    ****    ****   100,000    7335    7335   100,000    24546     24546
  20     70   30,500        0        59,161                               ****    ****    ****   100,000    20362     20362
  45     95   30,500        0       200,341                                                         ****     ****      ****
        Interest Adjusted Indices
                                                10               20       10               20      10                   20
                                              Years            years    years            Years    Years               years
        Excluding Riders (5 00PCT)            20.62             ****    20.62             ****    20.62               17.04
        Net Payment Cost Index                16.13             ****    13.32             ****     9.13               11.18
            Surrender Cost Index

                                                                             5-B

              This illustration is based on Current mortality costs

                                                             Policy Values Based on an Assumed Hypothetical
                                                               Gross Annual Investment Rate of Return of:
                                             ------------------------------------------------------------------------------
                                                 0.00% (-1.62%Net)         6.00% (4.38%Net)           12.00% (10.38%Net)
End of          Sum      Sum of    Premiums  ------------------------  -----------------------    -------------------------
Policy       Premiums    Partial    Accum.     Face   Accum.   Cash      Face    Accum.    Cash     Face    Accum.     Cash
 Year   Age    Paid    Surrenders    @ 5%     Amount   Value   Value*   Amount   Value   Value*   Amount    Value    Value*
------  ---  --------  ----------  --------  -------  ------  -------  --------  ------  -------  -------  -------  -------
   1     51    2,500        0         2,625  100,000   1,883     596    100,000   2,016     729   100,000   2,148       861
   2     52    4,500        0         4,856  100,000    2963    1740    100,000    3160    1937   100,000    3357      2134
   3     53    6,500        0         7,199  100,000    4272    3114    100,000    4756    3598   100,000    5265      4106
   4     54    8,500        0         9,659  100,000    5539    4445    100,000    6403    5309   100,000    7352      6258
   5     55   10,500        0        12,242  100,000    6764    5799    100,000    8102    7137   100,000    9639      8674
  10     60   20,500        0        27,228  100,000   11880   11880    100,000   17084   17084   100,000   24546     24546
  15     65   30,500        0        46,354  100,000   15212   15212    100,000   27439   27439   100,000   49596     49596
  20     70   30,500        0        59,161  100,000    4687    4687    100,000   26036   26036   100,000   78615     78615
  22     72   30,500        0        65,225     ****    ****    ****   (100,000)  23836   23836    108544   96057     96057
  45     95   30,500        0       200,341                                ****    ****    ****    987348  977572    977572
        Interest Adjusted Indices
                                               10                20       10                20      10                 20
        Excluding Riders  (5 00PCT)           Years            years     Years            years    Years              years
        Net Payment Cost Index                20.62            17.04     20.62            17.04    20.62              17.04

           Surrender Cost Index               11.62            15.69      7.68            9.54     2.03               -5.60

*    Cash Value is equal to Accumulated Value less contingent deferred charges

**** Policy would lapse.

                          See page A-3 for footnotes to the above illustrations.

                          CUNA Mutual Insurance Society
       Ultra Vers-All LIFE(SM) a Variable Universal Life Insurance Policy
An Illustration of Hypothetical Values and Benefits - Illustrations 5-C and 5-D

Designed for: Joe Doe                                     Initial Face Amount:       $100,000
By:           James Representative                           Male Age 50 Non-smoker
Date:         06-19-1986                                  Initial Lump Sum Deposit       0.00
                                                          Planned Periodic Premium
Coverage Summary:   Specified Amount   Coverage Period       First Year              2,500.00
     Policy             100,000            45 Years          Renewal                 2,000.00
                                                             Mode of Payment           Annual
                                                          Death Benefit Option(s):   Option 2

                                                                             5-C

                                    SUMMARIES

            This illustration is based on GUARANTEED mortality costs

                                                           Policy Values Based on an Assumed Hypothetical
                                                             Gross Annual Investment Rate of Return of:
                                             -------------------------------------------------------------------------
                                                0.00% (-1.62%Net)         6.00% (4.38%Net)        12.00% (10.38%Net)
End of          Sum      Sum of    Premiums  -----------------------  -----------------------  -----------------------
Policy       Premiums    Partial    Accum.     Face   Accum.   Cash     Face   Accum.   Cash     Face   Accum.   Cash
 Year   Age    Paid    Surrenders    @ 5%     Amount   Value  Value*   Amount   Value  Value*   Amount   Value  Value*
------  ---  --------  ----------  --------  -------  ------  ------  -------  ------  ------  -------  ------  ------
   1     51    2,500        0         2,625  101,473   1,473    186   101,594   1,594    307   101,715   1,715    428
   2     52    4,500        0         4,856   102495    2495   1272    102676    2676   1453    102857    2857   1635
   3     53    6,500        0         7,199   103274    3274   2116    103695    3695   2536    104138    4138   2979
   4     54    8,500        0         9,659   103945    3945   2851    104659    4659   3565    105448    5448   4354
   5     55   10,500        0        12,242   104500    4500   3535    105556    5556   4591    106783    6783   5817
  10     60   20,500        0        27,228   105226    5226   5226    108533    8533   8533    113464   13464  13464
  15     65   30,500        0        46,354   101453    1453   1453    107101    7101   7101    118515   18515  18515
  16     66   30,500        0        48,672     ****    ****   ****    103934    3934   3934    116848   16848  16848
  20     70   30,500        0        59,161                              ****    ****   ****    104241    4241   4241
  45     95   30,500        0       200,341                                                       ****    ****   ****
         Interest Adjusted Indices
                                               10               20      10                20     10               20
         Excluding Riders (5.00PCT)           Years            years   Years            years   Years            years
           Net Payment Cost Index             19.82            ****    19.58            ****    19.27             9.74
             Surrender Cost Index             16.02            ****    13.44            ****     9.74            14.41

                                                                             5-D

             This illustration is based on CURRENT mortality costs

                                                           Policy Values Based on an Assumed Hypothetical
                                                             Gross Annual Investment Rate of Return of:
                                             -------------------------------------------------------------------------
                                                0.00% (-1.62%Net)         6.00% (4.38%Net)        12.00% (10.38%Net)
End of          Sum      Sum of    Premiums  -----------------------  -----------------------  -----------------------
Policy       Premiums    Partial    Accum.    Face    Accum.   Cash     Face   Accum.   Cash     Face   Accum.   Cash
 Year   Age    Paid    Surrenders    @ 5%     Amount   Value  Value*   Amount   Value  Value*   Amount   Value  Value*
------  ---  --------  ----------  --------  -------  ------  ------  -------  ------  ------  -------  ------  ------
   1     51    2,500        0         2,625  101,873   1,873     586  102,005   2,005     718  102,137   2,137     850
   2     52    4,500        0         4,856   102947    2947    1724   103142    3142    1920   103338    3338    2116
   3     53    6,500        0         7,199   104232    4232    3074   104712    4712    3553   105215    5215    4057
   4     54    8,500        0         9,659   105467    5467    4373   106319    6319    5225   107255    7255    6161
   5     55   10,500        0        12,242   106652    6652    5687   107965    7965    7000   109474    9474    8509
  10     60   20,500        0        27,228   111378   11378   11378   116328   16328   16328   123415   23415   23415
  15     65   30,500        0        46,354   113777   13777   13777   124751   24751   24751   144573   44573   44573
  20     70   30,500        0        59,161   102240    2240    2240   119254   19254   19254   161297   61297   61297
  21     71   30,500        0        62,119     ****    ****    ****   117196   17196   17196   165017   65017   65017
  45     95   30,500        0       200,341                              ****    ****    ****     ****    ****    ****
         Interest Adjusted Indices
                                                10               20      10               20      10               20
         Excluding Riders (5.00PCT)           Years            years   Years            years   Years            years
           Net Payment Cost Index             19.35            15.77   19.04            15.03   18.66            13.85

             Surrender Cost Index             11.27            15.17    7.62            10.14    2.61            -0.50


*    Cash Value is equal to Accumulated Value less contingent deferred charges

**** Policy would lapse.

                          See page A-3 for footnotes to the above illustrations.

                                     PART II

                        UNDERTAKINGS AND REPRESENTATIONS

                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission theretofore or hereafter duly adopted pursuant to authority conferred in that section.

                      UNDERTAKING REGARDING INDEMNIFICATION

Section 10 of the Amended and Restated Bylaws of the Company and Article XI of the Company's Amended and Restated Articles of Incorporation together provide for indemnification of officers or directors of the Company against claims and liabilities the officers or directors become subject to by reason of having served as officer or director of the Company or any subsidiary or affiliate company. Such indemnification covers liability for all actions alleged to have been taken, omitted, or neglected by such person in the line of duty as director or officer, except liability arising out of the officers' or directors' willful misconduct.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "1933 Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

                   REPRESENTATION CONCERNING FEES AND CHARGES

CUNA Mutual Insurance Society hereby represents that the fees and charges deducted under the terms of the Policy are, in the aggregate, reasonable in relationship to the services rendered, the expenses expected to be incurred, and the risks assumed by CUNA Mutual Insurance Society.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

     The facing sheet.

     The Prospectus consisting of 107 pages.

     Representations.

     The signatures.

     Powers of Attorney.

     Written consent of the following persons:

          Deloitte & Touche LLP (See Exhibit 6) KPMG (See Exhibit 6(i) Ernst & Young (See Exhibit 6(ii) Scott Allen, Actuary, CUNA Mutual Insurance Society (See Exhibit 7) Steven R. Suleski, Legal Counsel, CUNA Mutual Insurance Society (See Exhibit 2)

The following exhibits:

1. Copies of all exhibits required by paragraph A of instructions for Exhibits in Form N-8B-2.

     1.   (a)    Resolutions of the Board of Directors of Century Life of
                 America (incorporated by reference to Registrant's
                 Form N-8B-2).

          (b) Certified resolution of the board of directors of CUNA Mutual Insurance Society approving the merger between CUNA Mutual Insurance Society and CUNA Mutual Life Insurance Company and changing the name of the Separate Account. Filed herewith.

     2.   Not Applicable.

     3.   (a)    Principal Underwriting Agreement, as amended (Incorporated by reference to Registrant's Form N-8B-2).

          (b) Amended and Restated Distribution Agreement Between CUNA Mutual Insurance Society and CUNA Brokerage Services, Inc. for Variable Annuity Contracts effective January 1, 2008. Filed herewith.

          (c) Amended and Restated Servicing Agreement relating to Distribution Agreement Between CUNA Mutual Insurance Society and CUNA Brokerage Services, Inc. for Variable Annuity Contracts effective January 1, 2008. Filed herewith.

     4.   Not Applicable.

     5.   (a)    Flexible Premium Variable Life Insurance Policy (Incorporated
                 by reference to Registrant's Form N-8B-2).

          (b) Endorsement to UltraVers-ALL LIFE insurance policy. (Incorporated by reference to Form S-6 Post-Effective Amendment No. 7 (File No. 2-87874) filed with the Commission on April 30,
                 1990).

          (c) CUNA Mutual Life Insurance Company and CUNA Mutual Insurance Society Merger Endorsement effective December 31, 2007. Filed herewith.

     6.   (a)    Amended and Restated Articles of Incorporation of the CUNA
                 Mutual Insurance Society. Filed herewith.

          (b) Amended and Restated ByLaws of CUNA Mutual Insurance Society. Filed herewith.

     7.   Not Applicable.

     8.   Not Applicable.

     9.   (a)i   Participation Agreement between T. Rowe Price International
                 Series, Inc. and Century Life of America dated April 22, 1994.
                 Filed herewith.

          (a)ii Amendment to Participation Agreement among T. Rowe Price International Series, Inc., T. Rowe Price Investment Services, Inc., and CUNA Mutual Life Insurance Company (formerly Century Life of America) dated September 22, 1999. Filed herewith.

          (a)iii Amendment to Participation Agreement between T. Rowe Price International Series, Inc. and CUNA Mutual Life Insurance Company dated October 1, 2002. Filed herewith.

          (a)iv Amendment to Participation Agreement Among T. Rowe Price International Series, Inc., T. Rowe Price Investment Services, Inc., and CUNA Mutual Insurance Society effective December 31, 2007. Filed herewith.

          (b)i Participation Agreement between MFS Variable Insurance Trust, Century Life of America and Massachusetts Financial Services Company dated April 29, 1994. Filed herewith.

          (b)ii Amendment to Participation Agreement between MFS Variable Insurance Trust, Century Life of America and Massachusetts Financial Services Company dated November 1994. Filed herewith.

          (b)iii Amendment to Participation Agreement between MFS Variable Insurance Trust, Century Life of America and Massachusetts Financial Services Company effective May 1, 1996. Filed herewith.

          (b)iv Third Amendment to Participation Agreement among MFS Variable Insurance Trust, CUNA Mutual Life Insurance Company (formerly Century Life of America) and Massachusetts Financial Services Company dated September 23, 1999. Filed herewith.

          (b)v Amendment to Participation Agreement between MFS Variable Insurance Trust, CUNA Mutual Life Insurance Company and Massachusetts Financial Services Company dated October 1, 2002. Filed herewith.

          (b)vi Amendment to Participation Agreement Between MFS Variable Insurance Trust, CUNA Mutual Insurance Society and Massachusetts Financial Services Company effective December 31, 2007. Filed herewith.

          (c)i Participation Agreement between Oppenheimer Variable Account Funds and CUNA Mutual Life Insurance Company dated February 20, 1997. Filed herewith.

          (c)ii Amendment to Participation Agreement between Oppenheimer Variable Account Funds and CUNA Mutual Life Insurance Company dated October 1, 2002. Filed herewith.

          (c)iii Amendment to Participation Agreement Between Oppenheimer Variable Account Funds, OppenheimerFunds, Inc., and CUNA Mutual Insurance Society effective December 31, 2007. Filed herewith.

          (d)i Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., and CUNA Mutual Life Insurance Company dated May 1, 2000. Filed herewith.

          (d)ii Amendment to Participation Agreement among Franklin Templeton Distributors, Inc. and CUNA Mutual Life Insurance Company dated October 1, 2002. Filed herewith.

          (d)iii Amendment to Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., and CUNA Mutual Insurance Society effective December 31, 2007. Filed herewith.

          (e)i Rule 22c-2 Shareholder Information Agreement between T. Rowe Price Services, Inc. and CUNA Mutual Life Insurance Company dated October 16, 2006. Filed herewith.

          (e)ii Amendment to Rule 22c-2 Shareholder Information Agreement between T.Rowe Price Investment Services, Inc., and CUNA Mutual Insurance Society effective December 31, 2007. Filed herewith.

          (f)i Rule 22c-2 Shareholder Information Agreement between MFS and CUNA Mutual Insurance Society dated October 16, 2006.
                 Filed herewith.

          (g)i Rule 22c-2 Shareholder Information Agreement between Ultra Series Fund and CUNA Mutual Life Insurance Company dated October 16, 2006. Filed herewith.

          (g)ii Rule 22c-2 Shareholder Information Agreement between Ultra Series Fund and CUNA Mutual Insurance Society October 16, 2006. Filed herewith.

          10. Application Form (Incorporated by reference to Registrant's Form N-8B-2).

     2.   Opinion of counsel. Filed herewith.

     6.   Deloitte & Touche LLP consent. Filed herewith.
          i)   KMPG consent. Filed herewith.
          ii)  Ernst & Young consent. Filed herewith.

     7.   Actuarial opinion and consent. Filed herewith.

     8.   Powers of Attorney. Filed herewith.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, CUNA Mutual Life Insurance Account, has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Madison, State of Wisconsin, on the 2nd day of January, 2008.

                                         CUNA MUTUAL VARIABLE LIFE INSURANCE
                                         ACCOUNT (REGISTRANT)


                                         By: /s/ Jeff Post
                                             -----------------------------------
                                             Jeff Post
                                             President and Chief Executive
                                             Officer


                                         CUNA MUTUAL INSURANCE SOCIETY
                                         (DEPOSITOR)


Attest: /s/ Diane M. Fisher              By: /s/ Jeff Post
        ------------------------------       -----------------------------------
        Name: Diane M. Fisher                Jeff Post
        Title: Senior Law Specialist         President and Chief Executive
                                             Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE AND TITLE                      DATE


By: /s/ Andrew Michie                    January 2, 2008
    ----------------------------------
    Andrew Michie
    VP - Corporate Controller


By: /s/ Jeffrey D. Holley                January 2, 2008
    ---------------------------------
    Jeffrey D. Holley
    Chief Financial Officer


By: /s/ Jeff Post                        January 2, 2008
    ---------------------------------
    Jeff Post
    Director, President and Chief
    Executive Officer

By: /s/ Eldon R. Arnold*                 January 2, 2008
    ----------------------------------
    Eldon R. Arnold
    Director


By: /s/ James L. Bryan*                  January 2, 2008
    ----------------------------------
    James L. Bryan
    Director


By: /s/ Loretta M. Burd*                 January 2, 2008
    ----------------------------------
    Loretta M. Burd
    Director and Chairman of the Board


By: /s/ William B. Eckhardt*             January 2, 2008
    ----------------------------------
    William B. Eckhardt
    Director


By: /s/ Joseph J. Gasper*                January 2, 2008
    ----------------------------------
    Joseph J. Gasper
    Director


By: /s/ Bert J. Hash, Jr.*               January 2, 2008
    ----------------------------------
    Bert J. Hash, Jr.
    Director


By: /s/ Victoria W. Miller*              January 2, 2008
    ----------------------------------
    Victoria W. Miller
    Director


By: /s/ C. Alan Peppers*                 January 2, 2008
    ----------------------------------
    C. Alan Peppers
    Director and Vice Chairman of the
    Board


By: /s/ Neil A. Springer*                January 2, 2008
    ----------------------------------
    Neil A. Springer
    Director

By: /s/ Farouk D. G. Wang*               January 2, 2008
    ----------------------------------
    Farouk D. G. Wang
    Director


By: /s/ Larry T. Wilson*                 January 2, 2008
    ----------------------------------
    Larry T. Wilson
    Director


By: /s/ James W. Zilinski*               January 2, 2008
    ----------------------------------
    James W. Zilinski
    Director

* Signed pursuant to Power of Attorney dated December 7, 2007, filed electronically with the Registration Statement on January 2, 2008.

By: /s/ Steven R. Suleski
    ----------------------------------
    Steven R. Suleski
    Vice President

                                  EXHIBIT INDEX

     1.(b) Certified resolution of the board of directors of CUNA Mutual Insurance Society approving the merger between CUNA Mutual Insurance Society and CUNA Mutual Life Insurance Company and changing the name of the Separate Account.

     3.(b) Amended and Restated Distribution Agreement Between CUNA Mutual Insurance Society and CUNA Brokerage Services, Inc. for Variable Annuity Contracts effective January 1, 2008.

     3.(c) Amended and Restated Servicing Agreement relating to Distribution Agreement Between CUNA Mutual Insurance Society and CUNA Brokerage Services, Inc. for Variable Annuity Contracts effective January 1, 2008.

     5.(c) CUNA Mutual Life Insurance Company and CUNA Mutual Insurance Society Merger Endorsement effective December 31, 2007.

     6.(a) Amended and Restated Articles of Incorporation of CUNA Mutual Insurance Society.

     6.(b)    Amended and Restated ByLaws of CUNA Mutual Insurance Society.

     9.(a)i Participation Agreement between T. Rowe Price International Series, Inc. and Century Life of America dated April 22, 1994.

     9.(a)ii Amendment to Participation Agreement among T. Rowe Price International Series, Inc., T. Rowe Price Investment Services, Inc., and CUNA Mutual Life Insurance Company (formerly Century Life of America) dated September 22, 1999.

     9.(a)iii Amendment to Participation Agreement between T. Rowe Price
              International Series, Inc. and CUNA Mutual Life Insurance Company dated October 1, 2002.

     9.(a)iv Amendment to Participation Agreement Among T. Rowe Price International Series, Inc., T. Rowe Price Investment Services, Inc., and CUNA Mutual Insurance Society effective December 31, 2007.

     9.(b)i Participation Agreement between MFS Variable Insurance Trust, Century Life of America and Massachusetts Financial Services Company dated April 29, 1994.

     9.(b)ii Amendment to Participation Agreement between MFS Variable Insurance Trust, Century Life of America and Massachusetts Financial Services Company dated November 1994.

     9.(b)iii Amendment to Participation Agreement between MFS Variable
              Insurance Trust, Century Life of America and Massachusetts Financial Services Company effective May 1, 1996.

     9.(b)iv Third Amendment to Participation Agreement among MFS Variable Insurance Trust, CUNA Mutual Life Insurance Company (formerly Century Life of America) and Massachusetts Financial Services Company dated September 23, 1999.

     9.(b)v Amendment to Participation Agreement between MFS Variable Insurance Trust, CUNA Mutual Life Insurance Company and Massachusetts Financial Services Company dated October 1, 2002.

     9.(b)vi Amendment to Participation Agreement Between MFS Variable Insurance Trust, CUNA Mutual Insurance Society and Massachusetts Financial Services Company effective December 31, 2007.

     9.(c)i Participation Agreement between Oppenheimer Variable Account Funds and CUNA Mutual Life Insurance Company dated February 20, 1997.

     9.(c)ii Amendment to Participation Agreement between Oppenheimer Variable Account Funds and CUNA Mutual Life Insurance Company dated October 1, 2002.

     9.(c)iii Amendment to Participation Agreement Between Oppenheimer
              Variable Account Funds, OppenheimerFunds, Inc., and CUNA Mutual Insurance Society effective December 31, 2007.

     9.(d)i Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., dated May 1, 2000.

     9.(d)ii Amendment to Participation Agreement among Franklin Templeton Variable Insurance Products Trust and CUNA Mutual Life Insurance Company dated October 1, 2002.

     9.(d)iii Amendment to Participation Agreement among Franklin
              Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., and CUNA Mutual Insurance Society effective December 31, 2007.

     9.(e)i Rule 22c-2 Shareholder Information Agreement between T. Rowe Price Services, Inc. and CUNA Mutual Life Insurance Company dated October 16, 2006.

     9.(e)ii Amendment to Rule 22c-2 Shareholder Information Agreement between T.Rowe Price Investment Services, Inc., and and CUNA Mutual Insurance Society effective December 31, 2007.

     9.(f)i Rule 22c-2 Shareholder Information Agreement between MFS and CUNA Mutual Insurance Society dated October 16, 2006.

     9.(g)i Rule 22c-2 Shareholder Information Agreement between Ultra Series Fund and CUNA Mutual Life Insurance Company dated October 16, 2006.

     9.(g)ii Amendment to Rule 22c-2 Shareholder Information Agreement between Ultra Series Fund and CUNA Mutual Insurance Society effective October 16, 2006.

     2.   Opinion of counsel.

     6.   Deloitte & Touche LLP consent.
          i)   KPMG Consent.
          ii)  Ernst & Young consent.

     7.   Actuarial opinion and consent.

     8.   Powers of Attorney.